As filed with the Securities and Exchange Commission on January 8, 2010

File No. 000-53534

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

TEXAS PETROCHEMICALS INC.

(Exact name of registrant as specified in its charter)

Delaware	20-0863618
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5151 San Felipe, Suite 800

Houston, Texas 77056

(713) 627-7474

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Title of Class

Common Stock, par value $0.01 per share

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This registration statement and any exhibits to this registration statement may contain or incorporate by reference forward-looking statements that do not directly or exclusively relate to historical facts. You can typically identify forward-looking statements by the use of forward-looking words, such as “may,” “could,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast” and other words of similar import. Forward-looking statements include information concerning possible or assumed future results of our operations, including the following:

•	business strategies;

•	operating and growth initiatives and opportunities;

•	competitive position;

•	market outlook and trends in our industry;

•	expected financial condition;

•	future cash flows;

•	financing plans;

•	expected results of operations;

•	future capital and other expenditures;

•	availability of raw materials and inventories;

•	plans and objectives of management;

•	future compliance with orders and agreements with regulatory agencies;

•	expected outcomes of legal or regulatory proceedings and their expected effects on our results of operations; and

•	any other statements regarding future growth, future cash needs, future operations, business plans and future financial results.

These forward-looking statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Many of those factors are outside of our control and could cause actual results to differ materially from the results expressed or implied by the forward-looking statements.

In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than we have described. You should consider the areas of risk and uncertainty described above, as well as those discussed under “Item 1A–Risk Factors” in this registration statement. Except as may be required by applicable law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1.	BUSINESS

Overview

Texas Petrochemicals Inc. is a leading producer of value-added products derived from niche petrochemical raw materials such as C4 hydrocarbons. Our products are sold to producers of a wide range of performance, specialty and intermediate products, including synthetic rubber, fuels, lubricant additives, plastics and surfactants. We are a leader in North America across our major product lines, including our position as the largest producer by production capacity of finished butadiene, the second largest active merchant producer by production capacity of isobutylene and the sole merchant producer of highly reactive polyisobutylene, a major component of dispersants for the fuel and lubricant additive markets. We operate as a value-added merchant processor and marketer, linking our raw material providers with our diverse customer base of chemical consumers. We believe this market position has resulted in stable supplier and customer bases and has enhanced our growth and expansion opportunities.

Our business structure has allowed us to invest in significant growth projects with attractive risk/reward parameters. Past projects have included our Baytown nonene/tetramer facility (commissioned August 2007) and the completion of our highly reactive polyisobutylene (“HR-PIB”) facilities expansion (commissioned October 2008).

        We have three principal processing facilities, located in Houston, Texas, Port Neches, Texas and Baytown, Texas. The Houston and Port Neches facilities, which process crude C4 into butadiene and related products, are strategically located near most of the significant petrochemical consumers in Texas and Louisiana. Our Baytown facility primarily produces nonene and tetramer. All three locations provide convenient access to other Gulf Coast petrochemicals producers and are connected to several of our customers and raw materials suppliers through an extensive pipeline network. In addition, our Houston and Port Neches facilities are serviced by rail, tank truck, barge and ocean-going vessel.

We do business in two principal business segments, C4 Processing and Performance Products. In the C4 Processing segment, we process the crude C4 stream into several higher value components, namely butadiene, butene-1, raffinates and methyl tertiary-butyl ether (“MTBE”). In our Performance Products segment, we produce high purity isobutylene and we process isobutylene to produce higher-value derivative products such as polyisobutylene and diisobutylene. We also process refinery grade propylene into nonene, tetramer and associated by-products as a part of our Performance Products segment. Prior to the third quarter of fiscal 2008, MTBE was a third operating segment, but MTBE is now included in our C4 Processing segment, as we produce MTBE solely as a by-product of our C4 processing operations following the shutdown of our dehydrogenation units in fiscal 2008.

The primary products in our C4 Processing segment include:

•	butadiene, primarily used to produce synthetic rubber that is mainly used in tires and other automotive products;

•	butene-1, primarily used in the manufacture of plastic resins and synthetic alcohols;

•	raffinates, primarily used in the manufacturing of alkylate, a component of premium unleaded gasoline; and

•	MTBE, primarily used as a gasoline blending stock.

The primary products in our Performance Products segment include:

•	high purity isobutylene (“HPIB”), primarily used in the production of synthetic rubber, lubricant additives, surfactants and coatings;

•	conventional polyisobutylenes (“PIB”) and highly reactive polyisobutylenes (“HR-PIB”), primarily used in the production of fuel and lubricant additives, caulks, adhesives, sealants and packaging;

•	diisobutylene (“DIB”), primarily used in the manufacture of surfactants, plasticizers and resins; and

•	nonene and tetramer, primarily used in the production of plasticizers, surfactants and lubricant additives.

See Note N to our Consolidated Financial Statements as of September 30, 2009 and for the three months ended September 30, 2009 and 2008, and Note O to our Consolidated Financial Statements as of June 30, 2009 and 2008 and for the years ended June 30, 2009, 2008 and 2007, which are included in this registration statement, for additional information about our business segments.

Our Competitive Strengths

Our overarching competitive strength is our focus on specific market segments, unlike most of our competitors whose focus is divided between many broader market segments. Within our key focus area, C4 hydrocarbons, the number of competitors is typically much lower than many other petrochemicals.

We have market-leading production capabilities in our major product lines. Through our C4 processing operations, we are the largest producer by production capacity of finished butadiene and the largest producer by production capacity of butene-1 in North America. We are one of only two North American crude C4 processors that can separate and purify butene-1 from crude C4. In addition, we are the sole producer of chemical grade DIB in North America and the second largest active merchant producer by production capacity of HPIB in North America.

Our business model is designed to mitigate risk through index-based pricing which links our feedstock and finished product prices to similar commodity price indices. The pricing under our supply contracts is usually tied to a commodity market index (such as indices based on the price of unleaded regular gasoline, butane, isobutane, or refinery grade propylene) or to the price at which we sell the finished product. The prices at which we sell our products are also typically tied to a commodity index, and in many cases, the indices used match those in the corresponding supply agreement. Linking the indices used in our supply and sales contracts mitigates, to varying degrees, our exposure to volatility in commodity prices.

Our differentiated technology enables us to capitalize on niche market opportunities. We hold several patents related to the production of HR-PIB and are the sole merchant producer in North America of this specialized product. Our strong presence and leadership in our product lines have resulted in economies of scale and long-term relationships with many of our major customers and suppliers. We believe the performance of our patented HR-PIB product is a key reason for the increase in our PIB market share (measured by volume) from 0% in 2000 to approximately 50% in 2009. We expect continued market share growth driven by superior performance that better meets customer needs.

Our large and flexible production capabilities make us an attractive business partner for our customers and suppliers. The customers for our products increasingly are motivated to reduce their number of vendors and obtain the largest product quantities possible from the vendors they engage. Our position as a large producer (if not the largest producer) by production capacity of many of our products allows us to deliver quantities that many of our competitors may not be able to match. Additionally, the flexibility of our facilities and equipment gives us the ability to be a reliable purchaser of feedstocks from our suppliers. Many of our suppliers rely on us to purchase the feedstocks they produce so that they are not left to process those streams themselves. We believe we are able to satisfy our suppliers’ needs more consistently than many of our competitors, in large part because our facilities are sufficiently adaptable that we can process widely varying qualities and quantities of crude C4 and other feedstocks. We can process a wider range of feedstocks than most of our competitors because of more extensive hardware that allows cost-effective separations. This is an important advantage since the quality of feedstocks changes with time even from the same supplier. Variability in feedstock quality is expected to continue and possibly even increase over time. We believe our reputation as a reliable purchaser gives us an advantage in obtaining feedstocks in periods of tight supply.

Operating as an independent merchant processor gives us a competitive advantage. Our status as an independent merchant processor gives our business partners an option to purchase from or sell to an entity that is not a competitor to them, unlike many of the large chemical companies and integrated petroleum companies with whom we compete. Additionally, because we are independent and for the most part do not rely on internally-generated feedstocks, our production capacity is dedicated to meet the requirements of our suppliers. This gives us an advantage over producers whose crude C4 streams are generated primarily as a by-product of their own ethylene production. The amount of crude C4 produced by non-independent processors varies according to the quantity and means of production of ethylene, thus limiting the capacity such producers are able to dedicate to outside suppliers’ needs.

We add value for our customers and suppliers by our extensive logistics network. We employ a flexible, extensive logistics footprint to streamline the delivery of feedstocks to our facilities and the delivery of products to our customers, and to provide terminaling and storage services. Unlike many of our competitors, we are unique in owning two deep-sea docks with extensive supporting pipelines and storage. Additionally, our railcar logistics capability uniquely allows us to source crude C4 from sources not economic to other processors. We own approximately 215 miles of product and feedstock pipelines, which gives us the ability to directly connect many of our facilities, docks and product terminals to our suppliers and customers. For example, for our butadiene customers, we own a proprietary pipeline system connecting several facilities, allowing us to serve many of our large customers independent of the Texas Butadiene Pipeline Corridor, which is controlled by ExxonMobil and upon which other suppliers must rely for transportation. In addition, our Houston and Port Neches facilities are serviced by rail, tank truck, barge and ocean-going vessel. We also own and operate storage and terminal assets at our Baytown facility and in Lake Charles, Louisiana for several parties. We also have 20 million pounds of butadiene storage capability at our Houston facility, constituting the largest butadiene storage capacity on the Gulf Coast.

We have strong long-term relationships with large, established customers and feedstock suppliers. We sell to a large number of chemical producers and refiners, including our largest customer, The Goodyear Tire and Rubber Company, as well as several others such as The Dow Chemical Company, Afton Chemical, Lanxess Corporation, Invista S.àr.l., Bridgestone/Firestone Inc., Valero Energy Corporation, Motiva Enterprises LLC and SI Group. We purchase our raw material feedstocks from a large number of suppliers, including The Dow Chemical Company, Nova Chemicals Corporation, ExxonMobil Corporation, Chevron Phillips Chemical Company LLC, LyondellBasell Industries, Flint Hills Resources, LP, Formosa Plastics Corporation and Total Petrochemicals USA Inc. We have strong, long-tenured relationships with most of these customers and suppliers.

We have an experienced management team. We have an experienced management team with a diverse background and extensive management expertise in the energy and petrochemicals industries, including significant commercial, marketing, operational, engineering, legal, regulatory, financial, acquisition and business development expertise.

Our Business Strategy

        Our strategy is to create stockholder value via superior execution and sharp focus on the specific markets where we believe we can achieve and maintain competitive advantage. Such niches are typically too narrow to be attractive to large petrochemical producers. We believe both our C4 Processing and Performance Products segments capitalize on these market dynamics. We have a combination of focus on these areas, large scale, leading market share in most of our products, strong infrastructure, differentiated technology in certain of our products, and a business model free of conflicts with our suppliers and customers. Collectively, this combination is unique in the C4 hydrocarbons industry. We believe it provides us with strong opportunities for growth.

Our execution focuses on improving our existing businesses through commercial, operational and financial excellence, pursuing product line and geographic extensions and acquiring complementary businesses or assets which enhance our existing business. Specifically, we intend to:

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Maintain a disciplined approach to cost management and liquidity. Because our industry is cyclical and subject to substantial fluctuations in demand, pricing and profitability, we believe that it is important to maintain a conservative balance sheet, preserve liquidity and consider the return performance of any investment throughout the entire business cycle. As market conditions deteriorated in calendar 2008 and 2009, we aggressively implemented initiatives to reduce capital and discretionary spending, reduce headcount and otherwise reduce our costs. We expect to maintain this disciplined approach to spending, while continuing to make baseline expenditures to preserve operational reliability and enhance our reputation as a dependable, high-quality producer. We also have taken active steps to manage our cash availability. As of January 4, 2010, we had no outstanding borrowings under our Revolving Credit Facility, with excess availability of $117.9 million. We intend to continue our focus on preserving liquidity. We expect that our cash flow and available borrowings will provide sufficient capital to fund our near-term growth and maintenance plans.

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Maintain our position as a market leader. We will seek to maintain our position as one of the leading producers by production capacity of each of our products by maximizing the use of our existing processing capacity and the value of our customer and supplier relationships. We continually seek new opportunities and uses for underutilized facilities.

•

Grow our HR-PIB business. Demand for HR-PIB is growing at a faster rate than the overall PIB market due to economic and performance advantages that result from its use by our customers. To capitalize on this demand in the HR-PIB marketplace, we brought our second production unit online at our Houston facility in October 2008 and are now focused on moving commercial HR-PIB production volumes from that unit into the marketplace. As customer demand for this product globalizes, we intend to expand production and sales into foreign markets.

•

Pursue growth initiatives as part of our efforts to increase profitability. Over the past several years, we have been reinvesting cash from operations to build on and expand our product offerings into high-margin businesses closely related to our core competencies. These initiatives include the production of nonene and tetramer from our previously idle Baytown facility and the expansion of polyisobutylene operations at our facility in Houston. We intend to continue to pursue similar growth initiatives as part of our efforts to diversify our product mix and increase profitability.

Our History

Texas Petrochemicals Inc. is a Delaware corporation formed in 2004.

Our business is a successor to Texas Olefins Company, a company that was founded in 1968 and initially engaged in hydrocarbon trading activities. In 1984, Texas Olefins Company acquired various assets from Tenneco, Inc., including our Houston facility. Texas Olefins Company subsequently operated as Texas Petrochemicals Corporation. In 1996, during a period of strong profitability in the MTBE market, the business was purchased by management and other investors in a leveraged buyout, which ultimately led to the formation of Texas Petrochemicals LP (“TP LP”).

The MTBE market was severely impacted in the early 2000s by regulatory changes in various states, including changes that banned the use of MTBE as a gasoline blending stock. These factors led to the conclusion that TP LP’s future cash flows would be insufficient to meet its subordinated bond interest payments over the long-term, and that a permanent financial restructuring would be required. As a result, on July 21, 2003, TP LP and certain of its subsidiaries and other affiliates filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code. Pursuant to a court-approved plan of reorganization, TP LP was acquired by Texas Petrochemicals Inc., a holding company owned by a new set of stockholders, including previous bondholders and unsecured creditors. As a result of the plan of reorganization, TP LP and its subsidiaries emerged from its Chapter 11 proceedings on May 6, 2004 as our wholly owned subsidiaries. On December 16, 2008, TP LP was converted to a Texas limited liability company named Texas Petrochemicals LLC.

Market Conditions and Recent Initiatives

Before the onset of the global economic crisis that began during the latter part of the first quarter of fiscal 2009, we were negatively impacted by Hurricanes Gustav and Ike in August and September 2008. We shut down our Port Neches facility on or about August 29, 2008 in anticipation of Hurricane Gustav. Similarly, we shut down all three of our major facilities on or about September 11, 2008 in anticipation of Hurricane Ike. Our facilities sustained relatively minor damage but remained shut down for approximately one week during each hurricane event. Many of our customers and suppliers suffered greater damage than we suffered and were in some cases significantly slower to recommence operations, resulting in decreased sales volume during the first half of fiscal 2009.

The global recession that began soon thereafter exacerbated many of the negative effects of the hurricanes on our business. The crisis continued to develop through the remainder of the first half of fiscal 2009 and into the third fiscal quarter, resulting in a significant decline in the prices for our products. As a result, we temporarily idled various production units at both our Houston and Port Neches facilities in December 2008 in order to reduce operating costs and match production to the reduced needs of our customers and suppliers. We also released a portion of our contractor workforce to further reduce costs.

In the third quarter of fiscal 2009, we noticed improvement in demand for some products relative to the previous months, and we restarted all of the production facilities that we idled in December 2008. However, our butadiene production was negatively impacted by reduced supply of crude C4, the raw material input for our C4 Processing extraction process. We receive most of our crude C4 from steam crackers, which are designed to process naphtha and natural gas liquids into ethylene. Crude C4 is a byproduct of the ethylene production process. The volume of crude C4 produced by the ethylene producers is driven by the amount of ethylene production and the composition of the steam cracker’s feedstock. Some major ethylene producers have the flexibility to vary from light feedstocks, such as natural gas liquids (NGLs), to heavier feedstocks, such as naphtha, or vice versa depending on the economics of the feedstock. When ethylene producers process heavier feedstock, greater volumes of crude C4 are produced. However, when light feedstocks are inexpensive relative to heavy feedstocks, the producers may choose to process those light feedstocks instead, a process referred to as “light cracking,” which results in lower volumes of crude C4 production. Since the third quarter of fiscal 2008, NGL prices have been attractive relative to naphtha. As a result, light cracking has been prevalent, and crude C4 supply has been reduced, thereby decreasing our butadiene production and sales volumes. Crude C4 availability has also been affected by lower operating rates of ethylene crackers.

In order to preserve liquidity in response to the ongoing global economic crisis, and to align our expenditures with our decreased sales volumes, in April 2009 we undertook initiatives to reduce our capital spending, general and administrative expenses and operating expenses. These initiatives included a reduction of our active C4 processing and butadiene production capacity. We shut down one of the two trains processing crude C4 at our Port Neches facility and temporarily idled some capacity at our Houston facility, also reducing associated headcount. We have since reactivated the temporarily idled production capacity at our Houston facility, but we do not expect to operate both trains at Port Neches again until feedstock supply conditions improve. If we are able to secure significant incremental feedstock commitments we will consider operating both trains at Port Neches, but doing so will likely require a significant amount of time and capital to hire personnel and bring the trains to operational readiness. Please see Item 3 – “Properties” below for more information about the total and active production capacities at our facilities.

Supplier Purchase Agreements

We purchase the majority of the feedstock for our products under long-term purchase contracts. At times, we will also purchase feedstock on a spot basis, particularly crude C4 which can be imported from Europe and the Middle East region. Spot purchases may allow us to increase production to meet demand in excess of available domestic supply; for example, in fiscal 2009 approximately 13% of our crude C4 feedstocks were purchased on a spot basis.

We purchase feedstock from a number of large chemical producers, including The Dow Chemical Company, Nova Chemicals Corporation, ExxonMobil Corporation, Chevron Phillips Chemical Company LLC, LyondellBasell Industries, Flint Hills Resources, LP, Formosa Plastics Corporation and Total Petrochemicals USA Inc. We have strong, long-tenured relationships with most of our suppliers. In the fiscal year ended June 30, 2009, our top five suppliers accounted for an aggregate of 34.6% of our vendor purchases. Our top five suppliers accounted for an aggregate of 31.5% of our vendor purchases in the fiscal year ended June 30, 2008.

Our supply agreements typically specify a defined percentage of the supplier’s feedstock output or, in some cases, a defined volume of feedstock, that we will purchase. The pricing under the contracts is usually tied to a commodity market index (such as indices based on the price of unleaded regular gasoline, butane, isobutane or refinery grade propylene) or to the price at which we sell the finished product. As discussed further in “—Sales Contracts” below, the prices at which we sell our products are also typically tied to a commodity index, and in many cases the indices used match those in the corresponding supply agreement. For example, the butene-1 component of the crude C4 feedstock we purchase is priced based on a market index for unleaded regular gasoline; our butene-1 sales prices are likewise based on an index for unleaded regular gasoline. Matching the indices used in our supply and sales contracts mitigates our exposure to volatility in commodity prices and the resulting fluctuations in our profit margins, to varying degrees. The mitigating effects of the index-based pricing are lessened if we do not purchase the feedstock and sell the finished product in the same period, or if the index used for purchasing the raw materials is tied to a different period than the index in the sales contract. Contract turnover and changes in feedstock and product mix also can impact our margins.

The raw material input for our C4 Processing extraction process is a mixture of four-carbon compounds commonly referred to as crude C4. We receive most of our crude C4 from steam crackers, which are designed to process naphtha and natural gas liquids into ethylene. Crude C4 is a byproduct of the ethylene production process and is comprised of six different components. Processing crude C4 into chemicals is a capital intensive process. Generally, the volume of crude C4 produced during the ethylene production process is small compared to the ethylene output. Therefore, many ethylene producers prefer to sell their crude C4 streams rather than process those streams themselves. Companies such as ours that aggregate and process large quantities of crude C4 and sell the finished products to consumers provide the ethylene industry with what can be a more economical alternative than providing such functions independently.

As discussed in “—Market Conditions and Recent Initiatives” above, the volume of crude C4 produced by the ethylene producers is driven by the amount of ethylene production and the composition of the steam cracker’s feedstock. The increases in the price of oil relative to natural gas during our 2008 fiscal year caused ethylene crackers to increase their aggregate usage of natural gas liquid feedstocks (light cracking), which reduced the amount of crude C4 available in the market. This situation, coupled with increased demand for our end products in fiscal 2008, resulted in our inability to meet 100% of our contractual butadiene and butene-1 sales commitments. As a result, we were forced to invoke force majeure clauses that exist in almost all of our butadiene and butene-1 sales contracts, allowing us to reduce, or “allocate,” the amount of product we deliver. We operated on a product allocation basis under force majeure declarations for much of fiscal 2008 for both of these products. We believe this was an industry-wide condition, reflecting an industry-wide shortage in feedstock supply, and it did not materially affect our relationships with our customers. Product allocation ended during the first and second quarters of fiscal 2009 for both products, as demand fell in connection with Hurricanes Gustav and Ike and the economic downturn. From time to time we have operated, and may in the future operate, on a product allocation basis as a result of operational and/or feedstock supply issues.

Sales Contracts

We enter into two general types of sales arrangements: sales contracts and, occasionally, toll manufacturing agreements. Toll manufacturing means that we process the raw material supplied to us but owned by the toll customer and return the finished product to the toll customer for a fee. A majority of our sales contracts have initial terms of two to three years and are, in practice, generally ongoing contracts that can be terminated with one-year notice from either party. Our sales contracts typically require customers to purchase minimum volumes expressed either in absolute terms or as a percentage of their product needs. We also sell certain products on a spot basis.

We sell to a large number of chemical producers and refiners, including The Goodyear Tire and Rubber Company, The Dow Chemical Company, Afton Chemical, Lanxess Corporation, Invista S.àr.l., Bridgestone/Firestone Inc., Valero Energy Corporation, Motiva Enterprises LLC and SI Group. We have strong, long-tenured relationships with most of our customers. In the fiscal year ended June 30, 2009, our top five customers accounted for an aggregate of 45.6% of our total sales. Our top five customers accounted for an aggregate of 42% of our total sales in the fiscal year ended June 30, 2008. In fiscal 2009, only one customer, namely The Goodyear Tire & Rubber Company, accounted for more than 10% of our total revenues.

The pricing in our sales contracts fluctuates over time and typically is tied to a commodity index, often the same index used in the corresponding supply agreement. Pricing in some contracts includes an energy adjustment and/or separate distribution, storage, and aggregation components.

Competition

The petrochemicals businesses in which we operate are highly competitive. Many of our competitors are larger and have greater financial resources than we do. Among our competitors are some of the world’s largest chemical companies and major integrated petroleum companies, all of whom generally have their own raw materials resources. In addition, a significant portion of our business is based on widely available technology (with the exception of our patented HR-PIB process, for which we hold exclusive patents). Accordingly, barriers to entry, apart from capital availability, may be low in the commodity product section of our business, and the entrance of new competitors may reduce our ability to capture profit margins when there is overcapacity in the industry. Also, some petroleum-rich countries have recently become more significant participants in the commodity petrochemicals industry and may continue to expand their role in the industry in the future. Any of these developments may have a negative impact on our financial condition, results of operations and cash flows. Price, customer service, technology, reliability, product quality, product deliverability and product performance are the primary factors that drive competition.

Our primary competitors are as follows:

•	In the C4 market, including butene-1 and butadiene, we compete with LyondellBasell Industries, Shell Chemicals, LP and ExxonMobil Corporation.

•	For isobutylene, including HPIB, we compete with LyondellBasell Industries and Bigler Petrochemical LP.

•	Our HR-PIB competes with conventional PIB produced by Ineos Group Holdings plc.

•	For nonene and tetramer, we compete with ExxonMobil Corporation, Shell Chemicals, LP and Sunoco, Inc.

Seasonality

The pricing under our supply contracts and sales contracts is usually tied to a commodity price index, such as indices based on the price of unleaded regular gasoline, butane, isobutane or refinery grade propylene, or to the price at which we sell the finished product. The price for unleaded regular gasoline, typically used in pricing for butene-1, MTBE and raffinates, varies seasonally as a result of increased demand during the spring and summer months of the year and decreased demand during the fall and winter months of the year. In addition, we typically have greater demand for our raffinates and MTBE products during the spring and summer months. As a result, we generally have increased volumes and margins for these products during the spring and summer and decreased volumes and margins during the fall and winter.

MTBE Developments

Through our Houston processing facility, we have historically been one of the leading merchant producers by production capacity of MTBE in North America. Before our acquisition of our Port Neches, Texas facility from Huntsman Petrochemical Corporation and Huntsman Fuels, LP (collectively, “Huntsman”) in July 2006, the Port Neches facility had also been a significant merchant producer of MTBE. MTBE is a gasoline blending stock which reduces carbon monoxide and volatile organic compound emissions and enhances the octane content of unleaded gasoline. MTBE came into high demand in the 1990s to meet the oxygenate mandate imposed on domestic unleaded gasoline requirements under the Clean Air Act of 1990. In August 2005, MTBE was removed from the oxygenate mandate for unleaded gasoline as a part of the Energy Policy Act of 2005. As a result, most U.S. domestic refiners have discontinued their use of MTBE in unleaded gasoline in the United States.

We no longer sell MTBE in the United States market, focusing instead on opportunistic sales to export markets. We no longer produce MTBE at our Port Neches facility, and at our Houston facility we produce MTBE only as a by-product of our C4 processing operations, rather than from dedicated dehydrogenation units.

Legal actions were filed against us in 2007, 2008 and 2009 in several states by local government authorities for alleged property damage and/or costs of remediation and replacement of water supplies due to the presence of MTBE, generally as a result of unleaded gasoline leakage from underground storage tanks. For a description of the legal actions against or affecting us arising from MTBE, please see Item 8 – “Legal Proceedings.”

Environmental and Safety Matters

We are subject to extensive federal, state, local and foreign environmental laws, regulations, rules and ordinances. These include, for example:

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the federal Resource Conservation and Recovery Act (“RCRA”) and comparable state laws that impose requirements for the generation, handling, transportation, treatment, storage, disposal and cleanup of waste from our facilities;

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the federal Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) also known as “Superfund,” and comparable state laws that regulate the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by us or locations to which we have sent waste for disposal;

•	the federal Clean Water Act (“CWA”) and analogous state laws and regulations that impose detailed permit requirements and strict controls on discharges of waste water from our facilities;

•	the federal Clean Air Act (“CAA”) and comparable state laws and regulations that impose obligations related to air emissions; and

•	federal and state laws and regulations currently under development to address greenhouse gas (“GHG”) emissions.

In the ordinary course of business, we undertake frequent environmental inspections and monitoring and are subject to occasional investigations by governmental enforcement authorities. In addition, our production facilities require a number of environmental permits and authorizations that are subject to renewal, modification and, in certain circumstances, revocation. Actual or alleged violations of environmental laws or permit requirements or the discovery of releases of hazardous substances at or from our facilities could result in restrictions or prohibitions on plant operations, significant remedial expenditures, substantial civil or criminal sanctions, as well as, under some environmental laws, the assessment of strict and/or joint and several liabilities. Moreover, changes in environmental regulations could inhibit or interrupt our operations, or require us to modify our facilities or operations. Accordingly, environmental or regulatory matters may cause us to incur significant unanticipated losses, costs or liabilities.

We are committed to establishing and maintaining compliance with applicable environmental, health, safety (including process safety) and security (“EHS&S”) legal requirements, and we have developed policies and management systems intended to identify the various EHS&S legal requirements applicable to our operations and facilities, enhance and assure compliance with applicable requirements, ensure the safety of our employees, contractors, community neighbors and customers, and minimize the generation of wastes, the emission of air contaminants and the discharge of pollutants. These EHS&S management systems also serve to foster efficiency and improvement and to reduce operating risks.

The following is a summary of some of the existing laws, rules and regulations to which our business operations are subject.

Waste Management. The federal RCRA and comparable state statutes, laws and regulations regulate the generation, handling, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous solid wastes. In the course of our operations, we generate industrial wastes that are regulated as hazardous wastes.

Comprehensive Environmental Response, Compensation, and Liability Act. The federal CERCLA and comparable state statutes, laws and regulations impose joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current and past owner or operator of the site where the release occurred, and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Under CERCLA and comparable statutes, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain environmental studies. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

Although we believe that we have utilized operating and waste disposal practices that were standard in the industry at the time, hazardous substances, wastes or hydrocarbons may have been released on or under the properties owned or operated by us, or on or under other locations, including off-site locations, where such substances have been taken for disposal. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA, and analogous state laws. Under such laws, we could be required to remove previously disposed substances and wastes, or remediate contaminated property to prevent future contamination.

To the extent that liabilities arise from operations or events relating to our Port Neches facility that occurred prior to our ownership of the facility, we will generally be entitled to be indemnified by Huntsman for eight years after the June 2006 closing, subject to the terms and limitations of the indemnity provisions contained in the Purchase and Sale Agreement with Huntsman. We can provide no assurance, however, that all of such matters will be covered by the indemnity, that the indemnifying party will honor its obligations, or that the existing indemnities will be sufficient to cover the liabilities for such matters.

Water Discharges. The federal CWA and comparable state statutes, laws, and regulations impose restrictions and strict controls with respect to the discharge of pollutants in waste water and storm water, including spills and leaks of oil and other substances, into regulated waters. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the United States Environmental Protection Agency (“EPA”) or an analogous state agency. Spill prevention, control and countermeasure requirements may require appropriate containment berms and similar structures to help prevent the contamination of regulated waters in the event of a petroleum hydrocarbon tank spill, rupture or leak. Regulatory agencies can also impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations.

Air Emissions. The federal CAA and comparable state statutes, laws and regulations regulate emissions of various air pollutants or contaminants through air emissions permitting programs and the imposition of other requirements. Such laws and regulations may require a facility to obtain pre-approval for the construction or modification of projects or facilities expected to emit air contaminants or result in the increase of existing emissions of air contaminants, and to obtain and strictly comply with air permits containing various emissions limitations and operational requirements, including the utilization of specific emission control technologies to limit emissions of particular pollutants. In addition, the EPA and state regulatory agencies have developed, and continue to develop, stringent regulations governing emissions of air contaminants at specified sources. Regulatory agencies can also impose administrative, civil and criminal penalties for non-compliance with air permits or other legal requirements regarding air emissions. Depending on the state-specific statutory authority, individual states may be able to impose air emissions limitations that are more stringent than the federal standards imposed by the EPA.

Permits and related compliance obligations under the CAA, as well as changes to state implementation plans for controlling air emissions in regional non-attainment areas, including the Houston-Galveston-Brazoria ozone non-attainment area, may require our operations to incur future capital expenditures in connection with the addition or modification of existing air emission control equipment and strategies. For example, as part of our efforts to comply with rules changes related to the emissions of nitrogen oxides (“NOx”) from our facilities, we installed two new, low-NOx boilers at each of our Houston and Port Neches facilities in fiscal 2006 through 2008, for a total capital investment of more than $40 million. Failure to comply with these emission control requirements could subject us to monetary penalties, injunctions, conditions or restrictions on operations and enforcement actions. Our facilities may also be required to incur certain capital expenditures in the future for air pollution control equipment in connection with obtaining and maintaining operating permits and approvals for air emissions.

Legislative and regulatory measures to address concerns that emissions of certain gases, commonly referred to as GHGs, including carbon dioxide, may be contributing to warming of the Earth’s atmosphere are in various phases of discussions or implementation at the international, national, regional and state levels. The petrochemical industry is a direct source of certain GHG emissions, and future restrictions on such emissions could impact our future operations. In the United States, federal legislation requiring GHG controls may be enacted in 2009 or 2010. In addition, the EPA has announced plans to engage in rulemaking to regulate GHGs as a pollutant under the CAA. Furthermore, in 2009 the EPA issued proposed regulations that would require the economy-wide monitoring and reporting of GHG emissions on an annual basis, including extensive GHG monitoring and reporting requirements. Although this proposed rule would not control GHG emission levels from any facilities, it would still cause us to incur monitoring and reporting costs. The EPA has also proposed findings that GHGs in the atmosphere endanger public health and welfare, and that emissions from mobile sources cause or contribute to GHGs in the atmosphere. These findings, if finalized as proposed, would not immediately affect our operations, but standards eventually promulgated pursuant to these findings could affect our operations and ability to obtain air permits for new or modified facilities. Lawsuits have been filed seeking to force the federal government to regulate GHG emissions under the CAA and to require individual companies to reduce GHG emissions from their operations. These and other lawsuits may result in decisions by state and federal courts and agencies that could impact our operations and ability to obtain certifications and permits to construct future projects.

Passage of climate change legislation or other federal or state legislative or regulatory initiatives that regulate or restrict GHG emissions in areas in which we conduct business could adversely affect the demand for our products, and depending on the particular program adopted, could increase the costs of our operations, including costs to operate and maintain our facilities, to install new emission controls on our facilities, to acquire allowances to authorize our GHG emissions, to pay any taxes related to our GHG emissions and/or to administer and manage a GHG emissions program. At this time, it is not possible to accurately estimate how laws or regulations addressing GHG emissions would impact our business, but we do not believe that the impact on us will be any more burdensome to us that to any other similarly situated companies.

In addition to the requirements imposed upon us by law, we also enter into other agreements from time to time with state and local environmental agencies either to avoid the risks of potential regulatory action against us or to implement improvements that exceed current legal requirements. To that end, we have entered into the following agreements that will require us to reduce our emissions of butadiene and other volatile organic compounds at our Houston facility as described below:

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In June 2005, we executed a Voluntary Emissions Reduction Agreement (“VERA”) with the Texas Commission on Environmental Quality (“TCEQ”), in which we agreed to reduce emissions of butadiene from three main sources at our Houston facility by fifty percent by the end of December 2008. We were in substantial compliance with the reduced emissions threshold by the agreed deadline, and are in on-going discussions on continued emission reductions. In addition to the emissions reductions, we committed to a series of operational initiatives, including the installation of a state-of-the-art fence line monitoring system to detect emissions at our Houston facility. Similarly, in December 2005, we entered into a Settlement Agreement with the City of Houston (“COH”), in which we agreed to many of the same emissions reductions and operational commitments contained in the VERA in exchange for a global release by COH of potential claims that could be asserted against us related to past emissions events.

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In January 2009, we signed an Agreed Corrective Action Order (“ACAO”) with TCEQ related to our Houston facility. The ACAO was approved by the TCEQ Commissioners in April 2009 following a public agenda hearing. The ACAO obligates us to undertake a five-year, $20 million incremental spending program on projects designed to enhance environmental performance that would not normally have been done as part of routine maintenance at our Houston facility. We expect to implement the required measures and incur the incremental spending through a combination of (a) increases in our annual maintenance and capital expenditures throughout the five-year period and (b) additional expenditures in connection with our regularly scheduled turnarounds (typically occurring every three to four years) at the Houston facility. We expect to fund the incremental expenditures from our operations and/or from borrowings under our Revolving Credit Facility and do not expect the expenditures to have a material impact on our operations or liquidity. In the ACAO, we also commit to reduce emissions of volatile organic compounds from discrete emissions events at our Houston facility on a rolling twelve-month basis by more than thirty-five percent of annual pre-ACAO levels.

Chemical Product Safety Regulation. The products we make are subject to laws and regulations governing chemical product safety, including the federal Toxic Substances Control Act (“TSCA”) and chemical product safety laws in jurisdictions outside the United States where our products are distributed. The goal of TSCA is to prevent unreasonable risks of injury to health or the environment associated with the manufacture, processing, distribution in commerce, use or disposal of chemical substances. Under TSCA, the EPA has established reporting, record-keeping, testing and control-related requirements for new and existing chemicals with which we must comply. In December 2006, the European Union adopted a new regulatory framework concerning the Registration, Evaluation and Authorization of Chemicals (known as REACH), which entered into force on June 1, 2007. One of its main objectives is the protection of human health and the environment. REACH requires manufacturers and importers to gather information on the properties of their substances that meet certain volume or toxicological criteria and register the information in a central database to be maintained by a Chemical Agency in Finland. REACH also contains a mechanism for the progressive substitution of the most dangerous chemicals when suitable alternatives have been identified. We met the deadline of December 1, 2008 for the pre-registration of those chemicals manufactured in, or imported into, the European Economic Area in quantities of one metric ton or more that were not otherwise exempted. Complete registrations containing extensive data on the characteristics of the chemicals will be required in three phases, depending on production usage or tonnage imported per year, and the toxicological criteria of the chemicals. The first registrations are required in 2010; subsequent registrations are due in 2013 and 2018. The toxicological criteria considered for registration determinations are carcinogenicity, mutagenicity, reproductive toxicity (category 1 and 2), and aquatic toxicity. By June 1, 2013, the Commission will review whether substances with endocrine disruptive properties should be authorized if safer alternatives exist. By June 1, 2019, the Commission will determine whether to extend the duty to warn from substances of very high concern to those that could be dangerous or unpleasant. We do not expect that the costs to comply with current chemical product safety requirements or REACH will be material to our operations or financial position. It is possible that other regions in which we operate could follow the European Union approach and adopt more stringent chemical product safety requirements.

Health and Safety Regulation. We are subject to the requirements of the federal Occupational Safety and Health Act (“OSHA”) and comparable state statutes, laws and regulations. These laws and the implementing regulations strictly govern the protection of the health and safety of employees. The Occupational Safety and Health Administration’s hazard communication standard, the EPA’s community right-to-know regulations under the Title III of CERCLA and similar state laws require that we organize and/or disclose information about hazardous materials used or produced in our operations.

Our operations are also subject to standards designed to ensure the safety of our processes, including OSHA’s Process Safety Management standard. The Process Safety Management standard imposes requirements on regulated entities relating to the management of hazards associated with highly hazardous chemicals. Such requirements include conducting process hazard analyses for processes involving highly hazardous chemicals, developing detailed written operating procedures, including procedures for managing change, and evaluating the mechanical integrity of critical equipment. As a result of a process safety audit of our Houston plant conducted by OSHA’s local office under its process safety Regional Emphasis Program, we entered into a compliance agreement on October 6, 2007 with OSHA, which agreement requires us to implement certain corrective actions on a three-year timetable through approximately June 2010. We are currently in compliance with all deadlines in the compliance agreement.

Security Regulation. We are subject to the requirements of the United States Department of Homeland Security’s Chemical Facility Anti-Terrorism Standard at our Baytown facility and the Marine Transportation Security Act at our Houston, Port Neches, and Lake Charles facilities. These requirements establish minimum standards for security at chemical facilities and marine-based chemical facilities, respectively. We are currently in the process of scope definition and engineering design of facility modifications for compliance with these requirements. Under the Marine Transportation Security Act, we have been awarded partial grants to assist with compliance at the Port Neches and Houston facilities.

Employees

As of January 4, 2010, we had 465 full-time employees. In addition, we contract with a third party to provide approximately 250 contract employees to perform maintenance activities and operate supply chain facilities on and around our Houston and Port Neches facilities. Some of the employees at our Port Neches facility are members of six labor unions: United Steelworkers Local 228, IBEW Local 2286, Boilermakers Local 587, Carpenters Local 502, Technical Control Union and Pipefitters Local 195. Following the purchase of our Port Neches facility, we commenced negotiations with each of the six unions on new collective bargaining agreements and benefit packages for the employees represented by the unions. As a result of these negotiations, we entered into separate agreements with each of the unions that ran through February 2009. In February 2009, we concluded negotiation of an extension of these agreements, resulting in labor agreements covering the approximately 130 employees represented by the unions through February 2012. The labor agreements all include benefits for the employees and provisions for us such as a “no-strike” clause.

As a result of the shutdown of certain butadiene processing capacity at our Port Neches facility in May 2009, we notified each of our unions of our intent to lay off certain employees represented by the unions listed above. We reached agreements with each of the unions regarding our notice of intent to lay off, with the exception of the Pipefitters Local 195 (who represented a total of 8 employees). Because we were not able to reach an agreement with this union, we exercised our contractual right to terminate the collective bargaining agreement with it effective October 2, 2009. However, since the effective date of termination of this collective bargaining agreement, we have been operating in reference to the collective bargaining agreement, and we do not believe that our operations will be materially impacted by virtue of the termination. We intend to continue to bargain with the Pipefitters Local 195 to achieve a new collective bargaining agreement.

Research and Development Activities

We conduct our principal research and development activities at our plant facilities. A majority of our research and development spending is dedicated to developing innovative processes, especially for the higher margin, differentiated products within our Performance Products segment. Expenditures for our research and development activities were approximately $1.2 million, $1.7 million and $1.5 million in the years ended June 30, 2009, 2008 and 2007, respectively.

Patents and Licenses

We presently own, control or hold rights to 31 patents, and we seek patent protection for our proprietary processes where feasible to do so. We have several patented processes and applications, such as our patents related to HR-PIB and the catalyst mechanism for the polymerization of PIB and DIB, that give certain products differentiated features. Our patents related to the HR-PIB process generally expire after 2020. We have acquired technology licenses used in connection with the manufacturing of several of our products. Generally, these licenses are fully paid and perpetual with respect to our existing production activities. With technology being a key competitive factor in the markets served by our Performance Products segment and a significant driver to producing the best quality products, these patented processes and licenses enhance our product offerings to our customers.

ITEM 1A.	RISK FACTORS

Cyclicality in the petrochemicals industry may result in reduced volumes or operating margins.

The petrochemicals industry is cyclical and has historically experienced periodic downturns. Profitability is highly sensitive to supply and demand cycles and product prices. The cycles are generally characterized by periods of strong demand, leading to high operating rates and margins, followed by periods of oversupply relative to demand, primarily resulting from significant capacity additions or decreases in demand, leading to reduced operating rates and lower margins. Any significant downturn in the end markets for our products or in general economic conditions could result in a material reduction in demand and margins for our products and could harm our business. We are unable to predict with certainty supply and demand balances, market conditions and other factors that will affect industry operating margins in the future. In addition, because we compete in limited segments of the petrochemicals industry and have less diversified operations than most of our competitors, a downturn in one or more of those specific segments may affect us more severely than our competitors who compete more broadly in the industry as a whole.

We may reduce production at or idle a facility for an extended period of time or discontinue a product line because of an oversupply of a particular product and/or a lack of demand for that particular product, or high feedstock prices that make production uneconomical. In fiscal year 2009, we idled or shut down certain processing capability in our Houston and Port Neches facilities for reasons described above. Temporary idling or shutdowns sometimes last for several quarters or, in certain cases, longer, and cause us to incur costs, including the expenses of maintaining and restarting these facilities. Factors such as increases in feedstock costs or lower demand in the future may cause us to further reduce capacity, idle facilities or discontinue product lines.

Our efforts to obtain suitable quantities or qualities of raw material feedstock may not be successful, in which case our financial condition, results of operations and cash flows plans may be adversely affected.

We are subject to risks associated with fluctuations in feedstock supply in both our C4 Processing and our Performance Products businesses. Most of our contracts with our crude C4 suppliers obligate us to purchase a percentage of the output from a given facility, as opposed to a fixed volume. The contracts contain volume estimates, but the actual amount purchased varies on what is actually produced by the supplier. Even for supply contracts that specify a fixed volume of feedstocks, as is the case for some agreements in our Performance Products segment, the suppliers are not always able to meet the fixed volume.

The amounts our suppliers can produce are not tied to the amounts our customers need. If customer demand drops without a corresponding drop in supplier production, inventories may dramatically increase and result in significantly increased exposure to commodity price volatility. Similarly, if supplier production decreases without a corresponding drop in customer demand, inventories may dramatically decrease, forcing us to allocate our production and putting us at risk of default in our customer contracts. Moreover, to the extent that we are unable to obtain additional feedstock from current suppliers or other sources, our ability to grow our business could be constrained.

Even if we can obtain raw material feedstock at cost effective prices, the quantity and type of such feedstock may not be sufficient to meet our production needs. Composition of the raw material feedstock varies greatly by source. In particular, crude C4 can be created by a variety of means, each resulting in a different mixture of the sub-component compounds vital to our production methods. A disproportionate amount of one sub-component over another in raw material feedstock can directly affect the types and quantities of products we can produce from our operations. While we contractually obligate our suppliers to certain minimum amounts of four-carbon compounds in the raw material feedstocks, there is typically an allowed margin of error. Furthermore, some contracts do not specify a minimum amount of one sub-component over another due to the variation in crude C4 production by our suppliers. This creates uncertainty as to whether we will have enough of a particular sub-component to meet our production needs. Finally, there is no guarantee that new sources of raw material feedstocks will have the same sub-component makeup as existing sources.

The volume of crude C4 produced by the ethylene producers is driven by the amount of ethylene production and the composition of the steam cracker’s feedstock. The increases in the price of oil relative to natural gas during our 2008 fiscal year caused ethylene crackers to increase their aggregate usage of NGL feedstocks (light cracking), which reduced the amount of crude C4 available in the market. This situation, coupled with increased demand for our end products in fiscal 2008, resulted in our inability to meet 100% of our contractual butadiene and butene-1 sales commitments. As a result, we were forced to invoke force majeure clauses that exist in almost all of our butadiene and butene-1 sales contracts, allowing us to reduce, or “allocate,” the amount of product we deliver. We operated on a product allocation basis under force majeure declarations for much of fiscal 2008 for both of these products. Moreover, due to continued light cracking and lower operating rates of ethylene crackers, in April 2009 we undertook cost reductions initiatives that included a reduction of our active C4 processing and butadiene production capacity. We shut down one of the two trains processing crude C4 at our Port Neches facility and temporarily idled some capacity at our Houston facility, also reducing associated headcount. We have since reactivated the temporarily idled production capacity at our Houston facility, but we do not expect to operate both trains at Port Neches again until feedstock supply conditions improve.

An inability to produce sufficient quantity of our products, or a decline in production of our products due to a change in sub-component composition of our crude C4 feedstocks, could result in a failure to meet our obligations to our customers, and in turn could adversely impact our financial condition, results of operations, and cash flows.

We may not have access to capital in the future due to changes in general economic conditions.

We may need new or additional financing in the future to conduct our operations, expand our business or refinance existing indebtedness. As of January 4, 2010, we had excess availability under our Revolving Credit Facility of $117.9 million. Because our Revolving Credit Facility is asset-based, the availability under the facility will decrease if the value of our accounts receivable, inventories and other assets decrease. Any sustained weakness in general economic conditions and/or financial markets in the United States or globally could adversely affect our ability to raise capital on favorable terms or at all.

Our access to funds under our Revolving Credit Facility is dependent on the ability of the financial institutions that are parties to those facilities to meet their funding commitments. Those financial institutions may not be able to meet their funding commitments if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time. Moreover, the obligations of the financial institutions under our Revolving Credit Facility are several and not joint and, as a result, a funding default by one or more institutions does not need to be made up by the others.

Longer term volatility and continued disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation of financial institutions, reduced alternatives or failure of significant financial institutions could adversely affect our access to the liquidity needed for our businesses in the longer term. Such disruptions could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. The recent disruptions in the capital and credit markets also have resulted in higher interest rates on debt securities and increased costs under credit facilities. Continuation of these disruptions would increase our interest expense and capital costs and could adversely affect our results of operations and financial position, including our ability to grow our business through acquisitions.

Finally, in periods of low demand or decreased feedstock supply, the negative effect on our financial condition may cause the feedstock suppliers with whom we do business to require shorter payment terms or require letters of credit to secure payment. Complying with shorter payment terms or providing letters of credit would reduce our cash and/or the availability under our Revolving Credit Facility. Either of these outcomes would impact our liquidity, and could cause us to decrease our feedstock purchases or other expenditures, or otherwise negatively affect our financial condition and results of operations.

Volatility in the petrochemicals industry may result in reduced operating margins or operating losses.

Prices for our feedstocks and our finished products are related to the prices in the energy market as a whole, and, as such, can be volatile. Volatile petrochemicals and unleaded gasoline markets could adversely affect our results of operations in several ways:

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We may purchase our feedstocks weeks before processing and selling the finished products. Sales price declines for our finished products during the period between purchasing feedstocks and selling the products from those feedstocks could have a significant adverse effect on our financial results to the extent that we have month-end inventory.

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Some of our contracts are priced based on commodity indices not for the period in which the sale occurs but for either a prior or subsequent time period. As a result, fluctuations in the value of the commodity during the period in which the sale occurred will not be reflected in the actual price paid by the customer for such product, which could erode our profit margins or result in losses.

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Many of our margins are structured as a percentage of an underlying or related commodity index. As the price of these commodities decrease, the dollar value of our margins decrease, even though our margins as a percentage of revenues may remain the same.

Many of our supply contracts and sales contracts use matching commodity indices for determining pricing, which mitigates fluctuations in our material margin percentage (which we define as the percentage difference between total revenues and raw material costs) to varying degrees. Nevertheless, our material margin percentage, while relatively stable over time, is not perfectly constant. For example, in fiscal 2009 our overall average sales prices were 11% lower than fiscal 2008, while our overall average raw material costs were down 13%. The fact that average sales prices and raw material costs did not change in absolute lockstep indicates a slight change in our material margin percentage. Changes in the material margin percentage occur, despite the “index-based pricing” in our supply contracts and sales contracts, in part for the reasons explained above—because the effect of using matching indices is lessened if we do not purchase the feedstock and sell the finished product in the same period, or if the index used for purchasing the raw materials is tied to a different period than the index in the sales contract. Contract turnover, changes in feedstock and product mix and other factors also can impact our material margin percentage.

Our industry is highly competitive and, if we are unable to compete successfully, our financial condition, results of operations and cash flows will be adversely affected.

The petrochemicals industry is, generally, highly competitive. Due to the commodity nature of many of our products, competition in our industry is based primarily on price and to a lesser extent on customer service, technology, reliability, product quality, product deliverability and product performance. As a result, we generally are not able to protect our market position for these products by product differentiation. Moreover, if our production costs are higher than our competitors, we may have difficulty recovering those higher costs from our customers due to the commodity nature of our products.

        Many of our competitors are larger and have greater financial resources than we do. Among our competitors are some of the world’s largest chemical companies and major integrated petroleum companies that have their own raw materials resources. In addition, a significant portion of our business is based on widely available technology. Accordingly, barriers to entry, apart from capital availability, may be low in the commodity product section of our business, and the entrance of new competitors may reduce our ability to maintain profit margins in circumstances where capacity utilization in the industry is diminishing. Also, some petroleum-rich countries have recently become more significant participants in the petrochemicals industry and may expand their petrochemicals operations significantly in the future. Any significant increases in competition from existing or new industry participants could have a material adverse impact on our financial condition, results of operations and cash flows.

The loss of a large customer, or failure to retain contracts with an existing customer, could significantly reduce our profitability and cash flows.

A small number of our customers account for a significant percentage of our total sales. In the fiscal year ended June 30, 2009, our top five customers accounted for an aggregate of 45.6% of our total sales. Our top five customers accounted for an aggregate of 42% of our total sales in the fiscal year ended June 30, 2008. Although we believe our relationships with our largest customers are good, we could lose a large customer for a variety of reasons, including as a result of a merger, consolidation or bankruptcy. In addition, customers are increasingly pursuing arrangements with suppliers that can meet a larger portion of their needs on a more global basis. The loss of one or more of our large customers could have a material adverse impact on our financial condition, results of operations and cash flows.

The loss of a large supplier, or failure to retain contracts with an existing supplier, could significantly reduce our profitability and cash flows.

A small number of suppliers for our feedstocks account for a significant percentage of our feedstock purchases. Our top five suppliers accounted for an aggregate of 34.6% and 31.5% of our vendor purchases for the fiscal years ended June 30, 2009 and 2008, respectively. We could lose a large supplier for a variety of reasons, including as a result of a merger or consolidation. In addition, suppliers in our industry are increasingly pursuing arrangements with customers that can offtake a larger portion of their production streams on a more global basis. The loss of one or more of our large suppliers could have a material adverse impact on our financial condition, results of operations and cash flows.

Our organizational documents and investment agreement give certain of our large stockholders the ability to prevent us from taking certain actions that our Board of Directors or a majority of our stockholders determine are in our best interests.

In connection with our emergence from Chapter 11 bankruptcy in 2004, we adopted organizational documents and entered into an investment agreement that granted certain consent rights to two of our large stockholders, Castlerigg Master Investments, Ltd. (“Castlerigg”) and RCG Carpathia Master Fund, Ltd. (“RCG”). As a result, for so long as these stockholders collectively hold at least 10% of our outstanding stock, we may not, among other things, increase the number of shares of stock we are authorized to issue, issue preferred stock, adopt provisions in our organizational documents that could make an acquisition of our company more onerous or costly, or change other specified provisions in our organizational documents, in each case without each of Castlerigg’s and RCG’s consent. As of September 24, 2009, Castlerigg owned 18.1% of our outstanding stock and, as of October 7, 2009, an affiliate of RCG owned 10.7% of our outstanding stock.

Our organizational documents and the investment agreement allow Castlerigg and RCG to exercise their consent rights in their sole discretion and in their self interest. If either of these stockholders were to elect to withhold their consent with respect to a potential transaction or other initiative, we might be prevented from effecting that transaction or initiative even if our Board of Directors or a majority of our stockholders determine that doing so would benefit us or our stockholders.

For example, we will be required to obtain the consent of Castlerigg and RCG to increase our authorized common stock or to authorize the issuance of preferred stock. Currently our certificate of incorporation authorizes the issuance of up to 25 million shares of common stock, of which approximately 20.4 million have been issued or are reserved for issuance, or are subject to outstanding stock awards. Accordingly, our ability to issue equity currently is limited to approximately 4.6 million authorized shares of common stock, and no shares of preferred stock. If Castlerigg and RCG withheld their consent to increase our authorized stock, our liquidity and access to capital, and/or our ability to consummate strategic transactions, could be adversely affected.

We have significant debt, which could adversely affect our ability to operate our business.

We have a significant amount of outstanding indebtedness. As of January 4, 2010, we had bank debt of approximately $270.8 million. We are a borrower under two loan facilities: a Term Loan with an outstanding principal balance of $270.8 million as of January 4, 2010, and an asset-based Revolving Credit Facility with no outstanding borrowings as of January 4, 2010.

The extent to which we are leveraged could:

•	limit our ability to obtain additional financing in the future for working capital, capital expenditures and acquisitions;

•	limit our ability to refinance our indebtedness on terms acceptable to us or at all;

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require us to dedicate a significant portion of our cash flow from operations to paying the principal of and interest on our indebtedness, thereby reducing funds available for other corporate purposes; and

•	make us more vulnerable to economic downturns and limit our ability to withstand competitive pressures.

The Revolving Credit Facility and the Term Loan include covenants that restrict, subject to specified exceptions, our and our subsidiaries’ ability to create or permit liens on our assets, incur additional indebtedness or issue redeemable equity securities, guarantee indebtedness, merge or consolidate with a third party, sell or otherwise dispose of assets, pay dividends or effect stock buy-backs, issue or sell stock of any of our subsidiaries, make loans, investments and acquisitions, enter into transactions with our affiliates, change the lines of business in which we are engaged, change our fiscal year, make voluntary prepayments or redemptions of subordinated indebtedness, enter into agreements that limit our subsidiaries’ ability to pay distributions to us or enter into other transactions with us, maintain cash balances in excess of $15 million without using such excess cash to prepay loans under the Revolving Credit Facility, and enter into receivables financings or securitization programs. These restrictions may limit our ability to respond to market conditions, provide for capital investment needs or take advantage of business opportunities.

The global financial crisis may have impacts on our business and financial condition that we currently cannot predict.

Conditions in the global economy and global capital markets may adversely affect our results of operations, financial condition, and cash flows. Our business and operating results have been and will continue to be affected by the global recession, including the credit market crisis, declining consumer and business confidence, fluctuating commodity prices and other challenges currently affecting the global economy. Our customers may experience deterioration of their businesses, cash flow shortages, and difficulty obtaining financing. As a result, existing or potential customers may delay or cancel plans to purchase products and may not be able to fulfill their obligations in a timely fashion. Further, suppliers may be experiencing similar conditions, which could impact their ability to fulfill their obligations to us or to deliver the quantity of feedstocks we expect. If the global recession continues for significant future periods or deteriorates significantly, our results of operations, financial condition and cash flows could be materially adversely affected.

Our C4 Processing business is subject to seasonality.

The pricing under our supply contracts and sales contracts is usually tied to a commodity price index, such as indices based on the price of unleaded regular gasoline, butane, isobutane or refinery grade propylene, or to the price at which we sell the finished product. The price for unleaded regular gasoline, typically used in pricing for butene-1, MTBE and raffinates, varies seasonally as a result of increased demand during the spring and summer months of the year and decreased demand during the fall and winter months of the year. In addition, we typically have greater demand for our raffinates and MTBE products during the spring and summer months. As a result, we generally have increased volumes and margins for these products during the spring and summer and decreased volumes and margins during the fall and winter.

Our operations and assets are subject to extensive environmental, health and safety laws and regulations.

We are subject to extensive federal, state and local laws, regulations, rules and ordinances relating to pollution and protection of the environment, including those relating to the generation, handling, transportation, treatment, storage, disposal and cleanup of hazardous substances and wastes, the discharges of waste water, and the emission of air pollutants or contaminants. In the ordinary course of business, we undertake frequent environmental inspections and monitoring and are subject to occasional investigations by governmental enforcement authorities. Our production facilities require a number of environmental permits and authorizations that are subject to renewal, modification and, in certain circumstances, revocation. Actual or alleged violations of environmental laws or permit requirements or the discovery of releases of hazardous substances at or from our facilities could result in restrictions or prohibitions on plant operations and product distribution/sales, significant remedial expenditures, substantial civil or criminal sanctions, as well as, under some environmental laws, the assessment of strict liability and/or joint and several liability.

In addition, we cannot accurately predict future developments, such as increasingly strict environmental laws or regulations, and inspection and enforcement policies, as well as resulting higher compliance costs, which might affect the handling, manufacture, or use of our products or the handling, use, emission, disposal and/or cleanup of other materials or hazardous and non-hazardous waste, and we cannot predict with certainty the extent of our future liabilities and costs under environmental, health and safety laws and regulations. Those liabilities and costs may be material.

The operation of any chemical manufacturing plant entails risk of adverse environmental events, including exposure to chemical products and byproducts from operations, and we can provide no assurance that material costs or liabilities will not be incurred to rectify any such damage. Although we seek to take preventive action, our operations are inherently subject to accidental spills, discharges or other releases of hazardous substances that may make us liable to governmental entities or private parties. This may involve contamination associated with our current and former facilities, facilities to which we sent wastes or by-products for treatment or disposal and other contamination. Accidental discharges may occur in the future, future action may be taken in connection with past discharges, governmental agencies may assess damages or penalties against us in connection with any past or future contamination, or third parties may assert claims against us for damages allegedly arising out of any past or future contamination. In addition, we may be liable for existing contamination related to certain of our facilities for which, in some cases, we believe third parties are liable in the event such third parties fail to perform their obligations.

For more detailed information relating to the environment and safety regulations to which our operations are subject, please read “Business–Environmental and Safety Matters” under Item 1.

Regulation of GHG emissions may have impacts on our business and financial condition that we currently cannot predict.

Passage of climate change legislation or other federal or state legislative or regulatory initiatives that regulate or restrict GHG emissions in areas in which we conduct business could adversely affect the demand for our products, and depending on the particular program adopted, could increase the costs of our operations, including costs to operate and maintain our facilities, install new emission controls on our facilities, acquire allowances to authorize our GHG emissions, pay any taxes related to our GHG emissions and/or administer and manage a GHG emissions program. These costs may be material.

We are subject to claims associated with our production of MTBE.

Through our Houston, Texas processing facility, we have been one of the leading producers by production capacity of MTBE in North America. Our Port Neches, Texas facility was, prior to its acquisition by us, also a significant producer of MTBE. MTBE is a gasoline blending stock which reduces carbon monoxide and volatile organic compound emissions and enhances the octane content of unleaded gasoline. MTBE came into high demand in the 1990s to meet the oxygenate mandate imposed on domestic unleaded gasoline requirements under the Clean Air Act of 1990. As a result of the enactment of the Energy Bill in August 2005, the oxygenate mandate has been eliminated from the regulatory framework for unleaded gasoline. As a result, most U.S. domestic refiners have discontinued their use of MTBE in unleaded gasoline in the United States. We no longer sell MTBE in the United States market, focusing instead on opportunistic sales in export markets. We no longer produce MTBE at our Port Neches facility, and at our Houston facility we produce MTBE only as a by-product of our C4 processing operations, rather than from dedicated dehydrogenation units.

Legal actions were filed against us in 2007, 2008 and 2009 in several states by local government authorities for alleged property damage and/or costs of remediation and replacement of water supplies due to the potential presence of MTBE, generally as a result of unleaded gasoline leakage from underground storage tanks. Please read “Business–MTBE Developments” under Item 1 and “Legal Proceedings” under Item 8 for a description of legal proceedings against or affecting us arising from MTBE. There can be no assurance, however, as to when these lawsuits and related issues may be resolved or the degree of any adverse affect these matters may have on our financial condition and results of operations. A substantial settlement payment or judgment could result in a significant decrease in our working capital and liquidity and recognition of a loss in our consolidated statement of operations.

New regulations concerning the production, transportation, use and disposal of hazardous chemicals and the security of chemical manufacturing facilities could result in higher operating costs.

Some of the raw materials we use and products we generate can be considered hazardous materials or substances. For example, butadiene has been identified as a carcinogen in laboratory animals at high doses and is being studied for its potential adverse health effects on humans. Effective February 1997, the Occupational Safety and Health Administration substantially lowered the permissible employee exposure limit for butadiene. Future studies on the health effects of butadiene may result in additional regulations that further restrict the use of, and exposure to, butadiene. Additional regulation of butadiene or other products or materials used in or generated by our operations could require us to change our operations, and these changes could have a material adverse effect on our financial condition, results of operations and cash flows.

In addition, targets such as chemical manufacturing facilities may be at greater risk of terrorist attacks than other targets in the United States. The chemical industry responded to the issues surrounding the terrorist attacks of September 11, 2001 through initiatives relating to the security of chemicals industry facilities and the transportation of hazardous chemicals in the United States. In addition, local, state and federal governmental authorities have instituted various regulatory processes that could lead to new regulations impacting the security of chemical plant locations and the transportation of hazardous chemicals. Any substantial increase in costs attributable to complying with such new regulations could have a material adverse effect on our financial condition, results of operations and cash flows.

Our operations depend on a limited number of key facilities, and the loss or shutdown of operations at one or more of these facilities would have a material adverse impact on our financial condition, results of operations and cash flows.

We have three significant processing facilities, which are located in Houston, Texas, Port Neches, Texas and Baytown, Texas. The loss or shutdown of operations over an extended period of time at one or more of these facilities would have a material adverse effect on our financial condition, results of operations and cash flows. Our operations, and those of our customers and suppliers, are subject to the usual hazards associated with chemical manufacturing and the related storage and transportation of feedstocks, products and wastes, including explosions, fires, inclement weather, natural disasters (including hurricanes), mechanical failure, unscheduled downtime, transportation interruptions, chemical spills, discharges or releases of toxic or hazardous substances or gases and other environmental risks. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. We maintain property, business interruption and casualty insurance at levels which we believe are in accordance with customary industry practice, but there can be no assurance that we will not incur losses beyond the limits or outside the coverage of our insurance policies.

Further, as a part of normal recurring operations, certain of our processing units may be completely shut down from time to time, for a period typically lasting two to four weeks, to replace catalysts and perform major maintenance work required to sustain long-term production. These shutdowns are commonly referred to as “turnarounds.” While actual timing is subject to a number of variables, turnarounds typically occur every three to four years.

We may be liable for damages based on product liability claims brought against our customers.

Many of our products provide critical performance attributes to our customers’ products that are in turn sold to consumers. These consumers could potentially bring product liability suits in which we could be named as a defendant or which could cause our customers to seek contribution from us. A successful product liability claim or series of claims against us in excess of our applicable insurance coverage could have a material adverse effect on our financial condition, results of operations and cash flows.

Our acquisition strategy may be unsuccessful if we incorrectly predict operating results, are unable to identify and complete future acquisitions, fail to successfully integrate acquired assets or businesses we acquire, or are unable to obtain financing for acquisitions on acceptable terms.

The acquisition of assets or businesses that are complementary to our operations is an important component of our business strategy. We believe that attractive acquisition opportunities may arise from time to time, and any such acquisition could be significant. At any given time, discussions with one or more potential sellers may be at different stages. However, any such discussions may not result in the consummation of an acquisition transaction, and we may be unable to obtain financing for acquisitions on acceptable terms or at all. We may not be able to identify or complete any acquisitions. In addition, we cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of our common stock.

Any future acquisition could present a number of risks, including:

•

the risk of incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets;

•	the risk of failing to integrate the operations or management of any acquired operations or assets successfully and timely; and

•	the risk of diversion of management’s attention from existing operations or other priorities.

If we are unsuccessful in completing acquisitions of other operations or assets, our financial condition could be adversely affected and we may be unable to implement an important component of our business strategy successfully. In addition, if we are unsuccessful in integrating our acquisitions in a timely and cost-effective manner, our financial condition, results of operations and cash flows could be adversely affected.

Our business may be adversely affected by the loss of senior management personnel.

The success of our business is largely dependent on our senior management, as well as our ability to attract and retain other qualified personnel. We can provide no assurance that we will be able to attract and retain the personnel necessary for the continued development of our businesses. The loss of the services of key personnel or the failure to attract additional personnel as required could have a material adverse effect on our financial condition, results of operations and cash flows. We do not maintain “key person” life insurance on any of our key employees.

Our efforts to maintain an effective system of internal controls may not be successful, in which case we may not be able to report our financial results accurately or prevent fraud, which could have an adverse effect on our business.

We currently prepare our financial statements in accordance with the requirements of generally accepted accounting principles in the United States (“GAAP”), but our internal accounting controls may not currently meet all standards applicable to companies with publicly traded securities. Effective internal controls are necessary for us to provide reliable financial reports, to limit the risk of fraud and to operate successfully as a reporting company. Our efforts to develop and maintain effective internal controls may not be successful, and we may be unable to maintain adequate controls over our financial processes and reporting in the future, including controls that would comply with the requirements under Section 404 of the Sarbanes-Oxley Act of 2002. Any failure to develop or maintain effective internal controls, or difficulties encountered in their implementation or other effective improvement of our existing internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls also potentially subject us to regulatory scrutiny and a loss of investor confidence in our reported financial information, which could have an adverse effect on our business and our ability to access the capital markets, and could lead to a decline in the price of our securities.

If we are unable to complete capital projects at their expected costs and in a timely manner, or if the market conditions assumed in our project economics deteriorate, our business, financial condition, results of operations and cash flows could be adversely affected.

Delays or cost increases related to capital spending programs involving engineering, procurement and construction of facilities (including improvements and repairs to our existing facilities) could adversely affect our ability to achieve forecasted internal rates of return and operating results. Delays in making required changes or upgrades to our facilities could subject us to fines or penalties as well as affect our ability to supply certain products we make. Such delays or cost increases may arise as a result of unpredictable factors, many of which are beyond our control, including:

•	denial or delay in issuing requisite regulatory approvals and/or permits;

•	unplanned increases in the cost of construction materials or labor;

•	disruptions in transportation of components or construction materials;

•	adverse weather conditions, natural disasters or other events (such as equipment malfunctions, explosions, fires or spills) affecting our facilities, or those of vendors and suppliers;

•	shortages of sufficiently skilled labor, or labor disagreements resulting in unplanned work stoppages;

•	market-related increases in a project’s debt or equity financing costs; and

•	nonperformance by, or disputes with, vendors, suppliers, contractors or subcontractors.

Any one or more of these factors could have a significant impact on our ongoing capital projects. If we were unable to make up the delays associated with such factors or to recover the related costs, or if market conditions change, it could materially and adversely affect our business, financial condition, results of operations and cash flows.

A portion of our workforce is unionized, and we may face labor disruptions that could materially and adversely affect our operations.

Some of the employees at our Port Neches facility are covered by collective bargaining agreements which expire in February 2012. We also are currently negotiating a new collective bargaining agreement with one union to replace an agreement we terminated in connection with headcount reduction undertaken in May 2009, and we cannot assure you that this contract will be replaced or will not be renewed at an increased cost to us. To the extent that we experience work stoppages in the future as a result of labor disagreements, a prolonged labor disturbance at one or more of our facilities could have a material adverse effect on our operations.

Because the trading market for our common stock is very limited, the market price and trading volume of our common stock may be volatile.

Our common stock is quoted in United States markets on the PinkSheets, and the trading markets for our stock are very limited. There can be no assurance that an active trading market will develop or be sustained for our common stock, nor can we predict the prices at which our common stock will trade in the future. The market price of our common stock could fluctuate significantly due to a number of factors, many of which are beyond our control, including:

•	fluctuations in our quarterly or annual earnings results or those of other companies in our industry;

•	failures of our operating results to meet the expectations of our stockholders;

•	announcements by us or our customers, suppliers or competitors;

•	changes in laws or regulations which adversely affect our industry or us;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic, industry and stock market conditions;

•	future sales of our common stock; and

•	the other factors described in these “Risk Factors” and other parts of this registration statement.

ITEM 2.	FINANCIAL INFORMATION

Selected Financial Data:

The following table provides selected historical consolidated financial data as of and for the periods shown (in thousands except per share data). The data as of and for the fiscal years ended June 30, 2009, 2008, 2007, 2006 and 2005 have been derived from our audited consolidated financial statements for those dates and periods. The financial data for the interim periods ending September 30, 2009 and 2008 have been derived from our unaudited consolidated financial statements for those dates and periods. The selected financial data provided below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and related notes provided in Item 13 of this Form 10 registration statement.

	Year Ended June 30,					Three Months Ended September 30,
	2009	2008	2007	2006	2005	2009	2008
						(Unaudited)
	(in thousands except per share data)
Statements of Operations:
Revenue	$1,376,874	$2,016,198	$1,781,520	$1,237,745	$936,345	$340,166	$543,345
Cost of sales	1,194,173	1,752,191	1,540,097	1,037,495	803,236	282,436	481,263

	182,701	264,007	241,423	200,250	133,109	57,730	62,082
Operating expenses	132,268	131,191	124,368	69,335	59,587	32,796	36,878
General and administrative expenses	32,769	36,667	29,326	29,048	16,974	5,685	8,968
Depreciation and amortization	41,899	35,944	29,111	14,245	13,584	10,294	10,017
Asset impairments	5,987	—	—		413	—	—
Loss (gain) on sale of assets	—	1,092	—		(3,902)	—	—
Business interruption insurance recoveries	(10,000)	—	—		—	—	—
Reorganization expenses	—	—	—	1,894	2,080	—	—
Unauthorized (recoveries) freight payments	(4,694)	499	6,812	2,543	1,275	—	—

Income (loss) from operations	(15,528)	58,614	51,806	83,185	43,098	8,955	6,219
Interest expense	16,836	19,045	18,505	3,584	5,579	3,683	4,082
Debt conversion cost	—	—	—	20,920	—	—	—
Unrealized loss (gain) on derivatives	3,710	(99)	(146)	—	—	(203)	396
Other (income), net	(1,643)	(1,571)	(1,473)	(2,440)	(523)	(444)	(461)

Income (loss) before income taxes	(34,431)	41,239	34,920	61,121	38,042	5,919	2,202
Income tax expense (benefit)	(11,653)	14,615	13,690	21,037	13,278	2,215	814

Net income (loss)	$(22,778)	$26,624	$21,230	$40,084	$24,764	$3,704	$1,388

Earnings per share:
Basic	$(1.29)	$1.51	$1.23	$2.98	$2.48	$0.21	$0.08

Fully diluted	$(1.29)	$1.47	$1.20	$2.43	$1.44	$0.21	$0.08

Weighted average shares outstanding:
Basic	17,714	17,588	17,303	13,470	10,000	17,845	17,796
Fully diluted	17,714	18,073	17,761	17,072	17,165	17,845	18,204

Statements of Cash Flows:
From operating activities	$50,197	$57,826	$93,589	$52,336	$40,936	$(44,441)	$4,884
For investing activities
Capital expenditures	(16,128)	(87,783)	(100,425)	(46,206)	(9,588)	(1,595)	(7,776)
Purchase of business assets	—	(70,000)	—	(208,791)	—	—	—
From (for) financing activities
Proceeds - term loans	—	70,000	—	210,000	—	—	—
Repayments - term loans	(2,744)	(2,595)	(2,092)	—	(18,936)	(681)	(688)
Net proceeds from (payments on) - revolving credit facility	(21,800)	21,800	—	—	—	35,200	2,500
Repurchase of common stock	(3,019)	(300)	—	—	—	—	(3,019)

Balance sheets:
Cash and cash equivalents	$6,588	$615	$9,534	$20,338	$16,361	$23
Accounts receivable - trade	98,515	200,449	161,604	176,734	78,064	130,542
Inventories	36,884	102,462	83,959	72,534	40,402	88,112
Property, plant and equipment, net	516,377	545,972	494,030	420,102	151,868	507,708
Total assets	709,843	905,261	791,073	734,845	305,532	778,655

Current liabilities	108,687	249,852	274,239	256,301	81,472	136,860
Long-term debt	269,855	294,370	205,837	207,908	59,998	304,380
Deferred income taxes	52,090	61,576	45,213	33,289	43,356	54,243
Total liabilities	430,632	605,798	525,289	497,498	184,826	495,483

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included in this registration statement.

Overview

We manage our core business and conduct our activities in two operating segments, our C4 Processing segment and our Performance Products segment. These two operating segments are our primary reporting segments. In the C4 Processing segment, we process the crude C4 stream into several higher value components, namely butadiene, butene-1, raffinates and MTBE. In our Performance Products segment, we produce high purity isobutylene and we also process isobutylene to produce higher value derivative products, such as PIB and DIB. We also process refinery grade propylene into nonene, tetramer and associated by-products as a part of our Performance Products segment. We have managed our MTBE business as a non-core business since fiscal 2005. With the completion of our isobutylene processing unit in the first quarter of fiscal 2008, we idled our Houston dehydrogenation units and stopped production of MTBE from those units. Subsequent to the dehydrogenation units being idled, MTBE has been produced only from our C4 processing activities at significantly reduced volumes, and is used either as a feedstock to the Performance Products segment or sold opportunistically into overseas markets. From third quarter of fiscal 2008 forward, MTBE revenues and operating results are included in our C4 Processing segment category for reporting purposes. We produce steam and electricity for our own use at our Houston facility, and we sell a portion of our steam production as well as excess electricity, which is also reported as part of our C4 Processing segment.

The primary driver of our businesses is general economic and industrial growth. Our results are impacted by the effects of economic upturns or downturns on our customers and our suppliers, as well as on our own costs to produce, sell and deliver our products. Our customers use most of our products in their production processes; therefore, factors that impact their industries could significantly affect our results across all our product lines. In particular, our feedstock costs and product prices are susceptible to volatility in pricing and availability of crude oil, natural gas and oil-related products such as unleaded regular gasoline.

The petrochemicals industry is very competitive. We compete with companies of varying size, financial strength and availability of resources.

Material Industry Trends

The economic crisis that began during the latter part of the first quarter of fiscal 2009 continued to develop through the remainder of the first half of fiscal 2009 and into the third fiscal quarter, resulting in a significant decline in the prices for our products. As a result, we temporarily idled various production units at both our Houston and Port Neches facilities in December 2008 in order to reduce operating costs and match production to the reduced needs of our customers and suppliers. We also released a portion of our contractor workforce to further reduce costs.

In the third quarter of fiscal 2009, we noticed improvement in demand for some products relative to the previous months, and we restarted all of the production facilities that we idled in December 2008. However, our butadiene production was negatively impacted by reduced supply of crude C4, the raw material input for our C4 Processing extraction process. We receive most of our crude C4 from steam crackers, which are designed to process naphtha and natural gas liquids into ethylene. Crude C4 is a byproduct of the ethylene production process. The volume of crude C4 produced by the ethylene producers is driven by the amount of ethylene production and the composition of the steam cracker’s feedstock. Some major ethylene producers have the flexibility to vary from light feedstocks, such as natural gas liquids (NGLs), to heavier feedstocks, such as naphtha, or vice versa depending on the economics of the feedstock. When ethylene producers process heavier feedstock, greater volumes of crude C4 are produced. However, when light feedstocks are inexpensive relative to heavy feedstocks, the producers may choose to process those light feedstocks instead, a process referred to as “light cracking,” which results in lower volumes of crude C4 production. Since the third quarter of fiscal 2008, NGL prices have been attractive relative to naphtha. As a result, light cracking has been prevalent, and crude C4 supply has been reduced, thereby decreasing our butadiene production and sales volumes. Crude C4 availability has also been affected by lower operating rates of ethylene crackers.

In order to preserve liquidity in response to the ongoing global economic crisis, and to align our expenditures with our decreased sales volumes, in April 2009 we undertook initiatives to reduce our capital spending, general and administrative expenses and operating expenses. These initiatives included a reduction of our active C4 processing and butadiene production capacity. We shut down one of the two trains processing crude C4 at our Port Neches facility and temporarily idled some capacity at our Houston facility, also reducing associated headcount. We have since reactivated the temporarily idled production capacity at our Houston facility, but we do not expect to operate both trains at Port Neches again until feedstock supply conditions improve. If we are able to secure significant incremental feedstock commitments we will consider operating both trains at Port Neches, but doing so will likely require a significant amount of time and capital to hire personnel and bring the trains to operational readiness. Please see Item 3 – “Properties” below for more information about the total and active production capacities at our facilities.

Recent Developments

We undertook cost reduction initiatives and shut down certain butadiene production capacity. As discussed in “—Material Industry Trends” above, in the fourth quarter of fiscal 2009 we undertook initiatives to reduce our capital spending, general and administrative expenses and operating expenses. These initiatives included headcount reductions at our corporate headquarters and at our facilities, and reducing our capital expenditures to baseline levels, given that our major capital investment program was substantially complete. We also reduced our active C4 processing and butadiene production capacity in order to better align our operating costs with our reduced sales volumes. We shut down one of the two trains processing crude C4 at our Port Neches facility and temporarily idled some capacity at our Houston facility, also reducing associated headcount. We have since reactivated the temporarily idled production capacity at our Houston facility, but we do not expect to operate both trains at Port Neches again until feedstock supply conditions improve.

We received restitution payments in connection with certain unauthorized freight payments made by a former employee. In July 2007, we discovered that a former employee, with the assistance of a non-employee conspirator, had directed unauthorized payments from our accounts to a fictitious vendor. In August 2008, the former employee and his non-employee conspirator were convicted of certain crimes related to the unauthorized freight payments. As part of their convictions, the former employee and his non-employee conspirator were required to forfeit assets to the Office of the U.S. Attorney for restitution. The majority of these assets were liquidated by the United States government and, since April 2009, we have received $5.0 million as restitution of losses represented by the unauthorized freight payments.

Hurricanes Gustav and Ike in August and September 2008 negatively impacted our first half fiscal 2009 results. We shut down our Port Neches facility on or about August 29, 2008 in anticipation of Hurricane Gustav. Similarly, we shut down all three of our major facilities on or about September 11, 2008 in anticipation of Hurricane Ike. Our facilities sustained relatively minor damage but remained shut down for approximately one week during each hurricane event. Regarding Hurricane Ike, many of our customers and suppliers suffered greater damage than we suffered and were in some cases significantly slower to recommence operations, resulting in significantly curtailed sales volume. We have made a $65 million claim against our business interruption insurance policy, which is subject to a $23 million deductible, in respect of a business interruption loss caused by Hurricane Ike. We received $10 million as partial recovery under the claim in the fourth quarter of fiscal 2009 and an additional $17.1 million (net of recovery expenses of $0.4 million) in the second quarter of fiscal 2010 as a final settlement of the claim.

We experienced significant fluctuations in product selling prices and cost of raw materials during fiscal 2008 and 2009. Throughout fiscal 2008, the price of oil and oil-related products increased to unprecedented levels. This benefited us in two ways: first, the value of our carried inventory increased along with the price increases; and second, our net income increased due to higher margins. However, during fiscal 2009 the reverse effect occurred as our net income was adversely affected as a result of the significant and rapid decline in oil and unleaded regular gasoline prices in the last two weeks of the first quarter and extending through the second quarter.

Results of Operations

Selected financial and operating data for our reportable business segments for the most recent three fiscal years, as well as comparative interim information for the three months ended September 30, 2009 and 2008, is summarized below. This information, as well as the selected financial data provided in this Item 2 and our Consolidated Financial Statements and related notes provided in Item 13 of this registration statement, should be referred to when reading our discussion and analysis of results of operations below:

	Year Ended June 30,			Three Months Ended September 30,
	2009	2008	2007	2009	2008
				(Unaudited)
	(in thousands)

Sales volumes (lbs):
C4 Processing	2,294,694	2,831,864	2,905,099	591,242	511,506
Performance Products	602,056	788,022	527,932	166,698	165,258
MTBE (1)	—	172,596	701,083	—	—

	2,896,750	3,792,482	4,134,114	757,940	676,764

Revenues:
C4 Processing	$1,061,939	$1,483,736	$1,294,399	$267,009	$414,933
Performance Products	314,935	466,352	269,442	73,157	128,412
MTBE (1)	—	66,110	217,679	—	—

	$1,376,874	$2,016,198	$1,781,520	$340,166	$543,345

Cost of sales (2):
C4 Processing	$940,798	$1,306,666	$1,124,647	$222,195	$376,444
Performance Products	253,375	386,340	204,069	60,241	104,819
MTBE (1)	—	59,185	211,381	—	—

	$1,194,173	$1,752,191	$1,540,097	$282,436	$481,263

Operating expenses:
C4 Processing	$98,442	$93,947	$82,090	$23,760	$27,951
Performance Products	33,826	36,527	33,258	9,036	8,927
MTBE (1)	—	717	9,020	—	—

	$132,268	$131,191	$124,368	$32,796	$36,878

Notes to Results of Operations Table

[1]

As reported in the above table, the “MTBE” segment represents MTBE produced by our Houston dehydrogenation units. In conjunction with the start-up of our isobutylene processing unit in late first quarter of fiscal 2008, the dehydrogenation units were idled and all MTBE produced from those units was sold by the end of the second quarter of fiscal 2008. Beginning with third quarter of fiscal 2008, MTBE production from crude C4 isobutylene was insignificant and related revenues and operating results were included in the C4 Processing operating segment.

[2]	Excludes depreciation and amortization and operating expenses. See further discussion below.

First Three Months of Fiscal 2010 versus First Three Months of Fiscal 2009

Revenues

Total revenues for the first three months of fiscal 2010 were $340.2 million, a decrease of $203.2 million, or 37%, compared to total revenues of $543.4 million for the corresponding quarter of fiscal 2009. The overall decrease in revenues was driven by lower average selling prices across all product lines, partially offset by 12% higher sales volume. The lower average selling prices had an overall negative impact on revenues of $262 million, while the positive impact of the higher sales volumes was $59 million. On a segment basis, fiscal 2010 first quarter C4 Processing and Performance Products segment revenues were down compared to the prior year quarter by $147.9 million and $55.3 million, respectively. Average selling prices for the prior year quarter were affected by strong demand and high petrochemical and fuel-related prices during the first two months of the quarter. Prior year sales volumes were curtailed in the first two months of the quarter by limited crude C4 availability and in the third month of the quarter by the impact of Hurricanes Gustav and Ike.

The $147.9 million, or 36%, decrease in revenues for the C4 Processing segment reflected the negative impact of average selling prices that were approximately 45% below the prior year first quarter levels, partially offset by the positive impact of 16% higher sales volume. The negative impact on first quarter revenues of the lower average selling prices was $204 million, while the positive impact of the higher sales volumes was $56 million.

The decrease in Performance Products segment revenues of $55.3 million, or 43%, was also driven by lower average selling prices, which were down approximately 44% compared to the prior year quarter. Sales volumes were slightly higher (1%) compared to the prior year quarter. The negative impact of the lower average selling prices was $58 million and the positive impact of the slightly higher sales volume was $3 million.

Cost of sales

Cost of sales reflects variable production and distribution costs, including raw materials and related inbound freight, energy, catalyst and chemicals used in the manufacturing process, waste disposal and outbound product distribution costs. Manufacturing and related operating overhead expenses, excluding depreciation and amortization, are included in operating expenses discussed below.

Total cost of sales was $282.4 million for the first quarter of fiscal 2010 compared to $481.3 million in the first quarter of fiscal 2009. The overall $198.8 million, or 41%, decrease in cost of sales was driven by lower average raw material costs across all product lines, partially offset by the impact of 12% higher sales volume. On a segment basis, C4 Processing and Performance Products segment cost of sales were down by $154.3 million and $44.6 million, respectively, versus the first quarter of the prior year. On a percentage basis, the decline in overall average raw material costs for the fiscal 2010 first quarter was consistent with the decline in average selling prices (47% and 44%, respectively). As a result of the declines in selling prices, which resulted in holding losses on our fuel related inventory, we recognized lower-of-cost-or-market adjustments in the first quarters of fiscal 2010 and 2009 of $1.2 million and $9.4 million, respectively (see further discussion below). Total cost of sales represented 83% and 89% of total revenues for the current and prior year first quarter, respectively.

The decrease of $154.3 million, or 41%, in C4 Processing segment cost of sales reflected lower average raw material costs, partially offset by the impact of 16% higher sales volume. C4 Processing segment raw material costs included lower-of-cost-or-market adjustments in the first quarters of fiscal 2010 and 2009 of $1.2 million and $9.0 million, respectively. The C4 Processing segment cost of sales as a percentage of segment revenues was 83% in the first quarter of fiscal 2010 and 91% in the first quarter of fiscal 2009.

The decrease of $44.6 million, or 43%, in Performance Products segment cost of sales also reflected the impact of lower average raw material costs, slightly offset by higher sales volume. First quarter 2009 cost of sales included a lower-of-cost-or-market adjustment of $0.4 million; however, no such adjustment was recognized in the fiscal 2010 first quarter. The Performance Products segment cost of sales as a percentage of segment revenues was 82% in both the current and prior year quarters.

Many of our supply contracts and sales contracts use matching commodity indices for determining pricing, which mitigates fluctuations in our material margin percentage (which we define as the percentage difference between total revenues and raw material costs) to varying degrees. Nevertheless, our material margin percentage, while relatively stable over time, is not perfectly constant. In the first quarter of fiscal 2010, our overall average sales prices were 44% lower than the first quarter of fiscal 2009, while our overall average raw material costs were down 47%. The fact that average sales prices and raw material costs did not change in absolute lockstep indicates a slight change in our material margin percentage. Changes in the material margin percentage occur, despite the index-based pricing in our supply contracts and sales contracts, in part because the effect of using matching indices is lessened if we do not purchase the feedstock and sell the finished product in the same period, or if the index used for purchasing the raw materials is tied to a different period than the index in the sales contract. Please see “Business—Supplier Purchase Agreements” and “Risk Factors—Volatility in the petrochemicals industry may result in reduced operating margins or operating losses.” Contract turnover, changes in feedstock and product mix and other factors also can impact our material margin percentage.

As discussed under “–Material Industry Trends” above, the global economic crisis put severe pressure on pricing of refined oil products and petrochemicals, resulting in significant erosion of both selling prices and demand for our products. Some selling prices for our products fell below carrying cost at the end of the first quarter of fiscal 2009 and fiscal 2010, adversely impacting the value of our inventory. Downward movement in commodity price indices can result in lower-of-cost-or-market adjustments when the value of our product inventories decreases below cost. Inventory values can fall below cost despite the index-based pricing in our contracts because the effect of using matching indices is lessened when we do not purchase the feedstock and sell the finished product in the same period.

        As a result, we recorded lower-of-cost-or-market adjustments to write down the carrying value of our inventory at the end of the first quarters in both the current and prior fiscal years in the amounts of $1.2 million and $9.4 million, respectively. The adjustments for both quarters related primarily to raffinates and MTBE within the C4 Processing segment. For the Performance Products segment, no adjustment was required for the fiscal 2010 first quarter, but the prior year quarter reflects an adjustment of $0.4 million. The adjustments recorded in both the current and prior year quarters for raffinates inventory were based on the forward curves for unleaded regular gasoline futures prices as of the end of the respective quarters, which we believed provided the most appropriate indicators of value as of those dates. Adjustments for the other inventories for both quarters were based on our best estimates of what those products would be sold for subsequent to the end of the applicable quarter, and actual selling prices during the first half of October 2009 and October 2008 were referenced as supporting evidence for the net realizable values as of September 30, 2009 and 2008.

Operating expenses

Operating expenses include plant manufacturing overhead, supply chain services, environmental, health and safety costs, research and development, sales overhead, customer support, property taxes and property and casualty insurance expense.

Operating expenses incurred during the first quarter of fiscal 2010 were $32.8 million, which was $4.1 million, or 11%, lower than the $36.9 million incurred in the corresponding fiscal 2009 period. The overall decrease reflected cost reductions of $2.0 million and $2.3 million for the Houston and Port Neches facilities, respectively, partially offset by higher sales overhead expenses of $0.3 million. The primary components of the lower Houston plant expenses were lower maintenance costs of $1.7 million and the absence of hurricane repair costs incurred in the prior year quarter of $1.3 million, partially offset by higher insurance costs of $0.4 million and minor increases in various other areas. The lower Port Neches expenses consisted primarily of lower personnel costs of $1.2 million, related primarily to headcount reductions made in fourth quarter of fiscal 2009, and the absence of hurricane repair costs incurred in the prior year quarter of $0.7 million, lower property taxes of $0.2 million and minor reductions in various other areas.

General and administrative expenses

General and administrative expenses in the first three months of fiscal 2010 were $5.7 million compared to $9.0 million in the comparable prior year period. The decrease consisted primarily of lower expenses related to our stock-based compensation plan. Stock-based compensation decreased by $1.5 million due to the majority of option and restricted stock grants becoming fully vested in fiscal 2009. The reduction also reflected the absence in the current year quarter of $1.6 million incurred by us in the prior year quarter to pay the individual tax liability of our directors and certain of our management-level employees related to the vesting of their restricted stock. The amount we paid was based on their individual tax liability related to the value of the stock that vested on July 1, 2008. No such option was available to our directors and management employees regarding the restricted stock that vested on July 1, 2009.

Depreciation and amortization expense

Depreciation and amortization expense was $10.3 million for the first three months of fiscal 2010 compared to $10.0 million for the corresponding period of fiscal 2009. The slight increase reflected the start-up of our new polyisobutylene plant at the end of the first quarter of fiscal 2009.

Interest expense

Interest expense for the first quarter of fiscal 2010 was $3.7 million compared to $4.1 million for the first quarter of fiscal 2009. The lower fiscal 2010 expense reflected lower interest rates on a lower average amount outstanding on the Revolving Credit Facility of $30.6 million, partially offset by absence of capitalized interest in the current year quarter, which was $0.9 million in the prior year quarter.

Unrealized loss on derivatives

Unrealized net gain on derivatives was $0.2 million in the first three months of fiscal 2010 compared to a net loss of $0.4 million in the comparable prior year period. The net gain in the fiscal 2010 quarter consisted of a gain of $0.4 million related to an interest rate swap, related to our Term Loan Facility, and a loss of $0.2 million related to commodity swaps. The prior year loss was related to the interest rate swap.

Income tax expense

Our effective income tax rate for fiscal 2010 first quarter was 37.4%, compared to 37.0% for fiscal 2009 first quarter. The effective rates for both quarters reflected federal tax provision at 35% and Texas and Delaware franchise taxes.

Net income

Fiscal 2010 first quarter net income was $3.7 million compared to net income of $1.4 million for the first quarter of fiscal 2009. The primary components of the $2.3 million increase were the positive impacts of lower cost of sales of $198.8 million, lower operating expenses of $4.1 million and lower general and administrative expenses of $3.3 million, partially offset by lower revenues of $203.2 million.

Fiscal year ended June 30, 2009 versus fiscal year ended June 30, 2008

Revenues

Total fiscal 2009 revenues were $1,376.9 million compared to fiscal 2008 revenues of $2,016.2 million. The primary components of the $639.3 million, or 32%, decline were lower revenues of $421.8 million for the C4 Processing segment and lower revenues of $151.4 million for the Performance Products segment. Also contributing to the lower fiscal 2009 revenues was the absence of MTBE produced by our dehydrogenation units, for which revenues were $66.1 million in fiscal 2008. The overall decrease in revenues reflected the impact of both lower sales volumes and lower average selling prices across all of our product lines. Total fiscal 2009 sales volumes were down 24% from the previous fiscal year, largely attributable to the impact of Hurricane Ike in September 2008. Hurricane Ike had a significant negative impact on sales volumes from mid-September 2008 through the second quarter of fiscal 2009 as our ability to ship product was curtailed and several of our customers could not take product because they were forced to shut down for extended periods of time. The global economic crisis eroded demand and selling prices for our products over the last three quarters of the fiscal year. The decline in average selling prices reflected weakened demand and lower petrochemical and fuel-related prices in fiscal 2009 compared to fiscal 2008.

The decrease in C4 Processing segment revenues of $421.8 million, or 28%, reflected both lower sales volumes and lower average selling prices. Sales volumes, which were down 19%, and average selling prices, which were down 12%, negatively impacted revenues by $279 million and $143 million, respectively. Significant drivers behind the overall decrease in C4 Processing volumes were the September 2008 hurricanes and the global economic downturn. Although our production facilities were able to recover quickly from the hurricanes, our ability to receive raw materials and ship finished products was significantly hampered as both suppliers and customers remained shut down for extended periods of time. The global economic downturn substantially eroded customer demand for our C4 Processing products. The lower average selling prices in fiscal 2009 reflected the impact of weak demand as well as relatively high fiscal 2008 selling prices for butadiene and butene-1, which were supported by supply shortages, and for fuel related products, which were supported by high unleaded regular gasoline prices.

As with the C4 Processing segment, the $151.4 million, or 32%, decrease in Performance Products segment revenues resulted from both lower sales volumes and lower average selling prices. Sales volumes, which were down 24%, had a negative impact on revenues of $98 million and average selling prices, which were down 12%, had a negative impact of $53 million. The deterioration in both volume and pricing reflect the weakened demand attributable to the economic downturn.

Cost of sales

Total cost of sales in fiscal 2009 was $1,194.2 million compared to $1,752.2 million in fiscal 2008. The overall $558.0 million, or 32%, decrease reflected the combination of lower sales volumes and lower average costs for the C4 Processing and Performance Products segments, as well as the absence of costs associated with MTBE produced by our dehydrogenation units, for which cost of sales were $59.2 million in fiscal 2008. Cost of sales for the C4 Processing and Performance Products segments were down $365.9 million and $133.0 million, respectively. Overall average raw material costs were down on a basis substantially consistent with the decline in overall average selling prices (13% and 11%, respectively). As a result of the significant and rapid declines in selling prices during the respective periods, we recorded first and second quarter lower-of-cost-or-market adjustments of $9.4 million and $11.6 million, respectively, which are reflected in cost of sales for fiscal year 2009. Over the course of the second half of fiscal 2009 average selling prices stabilized, which contributed to more stable raw material costs and margins. Total cost of sales, excluding MTBE produced from dedicated dehydrogenation units in the prior year, was 87% of total revenues for both fiscal 2009 and 2008.

The decrease in cost of sales for the C4 Processing segment of $365.9 million, or 28%, reflected the impact of 19% lower sales volume as well as lower average raw material costs. The lower average raw material costs substantially mirrored the lower average selling prices discussed above (13% and 12%, respectively). C4 Processing segment cost of sales, as a percentage of total segment revenues, was 89% in fiscal 2009 and 88% in fiscal 2008.

The decrease in the Performance Products segment cost of sales of $133.0 million, or 34%, was likewise due to the combined impact of lower sales volume, which was down 24%, and lower average raw material costs. As discussed above for the C4 Processing segment, the lower average raw material costs generally corresponded to the lower average selling prices (15% and 12%, respectively). Performance Products segment cost of sales was 80% and 83% of total revenues in fiscal 2009 and fiscal 2008, respectively.

Many of our supply contracts and sales contracts use matching commodity indices for determining pricing, which mitigates fluctuations in our material margin percentage (which we define as the percentage difference between total revenues and raw material costs) to varying degrees. Nevertheless, our material margin percentage, while relatively stable over time, is not perfectly constant. In fiscal 2009, our overall average sales prices were 11% lower than fiscal 2008, while our overall average raw material costs were down 13%. The fact that average sales prices and raw material costs did not change in absolute lockstep indicates a slight change in our material margin percentage. Changes in the material margin percentage occur, despite the index-based pricing in our supply contracts and sales contracts, in part because the effect of using matching indices is lessened if we do not purchase the feedstock and sell the finished product in the same period, or if the index used for purchasing the raw materials is tied to a different period than the index in the sales contract. Please see “Business—Supplier Purchase Agreements” and “Risk Factors—Volatility in the petrochemicals industry may result in reduced operating margins or operating losses.” Contract turnover, changes in feedstock and product mix and other factors also can impact our material margin percentage.

Operating expenses

Total operating expenses incurred in fiscal 2009 were $132.3 million, which was slightly higher than the $131.2 million incurred in fiscal 2008. The overall $1.1 million increase in operating expenses consisted of higher expenses at our Houston and Baytown facilities of $1.9 million and $0.5 million, respectively, and higher sales overhead expenses of $0.6 million, partially offset by lower expenses at our Port Neches facility of $1.9 million The increase in Houston plant operating expenses reflected hurricane repair costs of $2.6 million, higher transportation and storage costs of $1.2 million and higher property taxes and insurance of $1.1 million, partially offset by lower maintenance and environmental expenses of $2.4 million and cost reductions in various other areas. The primary components of the decrease in Port Neches plant operating expenses were lower maintenance and environmental costs of $1.7 million and lower transportation and storage costs of $1.4 million, partially offset by hurricane repair costs of $1.7 million. The higher Baytown plant operating expenses reflected higher personnel and maintenance expenses. Our fiscal 2009 operating expenses, excluding $4.3 million for hurricane repairs, reflect the positive impact of actions taken by management during the year to control spending and align our level of operations with demand for our products in response to the challenging economic environment.

General and administrative expenses

General and administrative expenses decreased $3.9 million from $36.7 million in fiscal 2008 to $32.8 million in fiscal 2009. The primary components of the decrease were $3.2 million of lower expense related to our stock-based compensation plan, the absence of certain legal and consulting costs incurred in the prior year of $2.3 million, lower recruiting fees of $0.7 million and lower Sarbanes-Oxley compliance costs of $0.4 million, partially offset by higher outside legal fees of $2.5 million and legal and professional fees of $0.9 million related primarily to our SEC registration process. The lower expense associated with our stock-based compensation plan relates to lower costs incurred by us to pay the individual tax liability of our directors and certain of our management-level employees related to the vesting of their restricted stock. The amount we paid was based on their individual tax liability related to the value of the stock that vested on July 1, 2008, which was substantially lower than the value on July 1, 2007.

Depreciation and amortization expense

Depreciation and amortization expense was $41.9 million in fiscal 2009 and $35.9 million in fiscal 2008. The higher fiscal 2009 expense reflected incremental depreciation of our Baytown plant and isobutylene processing unit, which began operations during the first half of fiscal 2008, and our new polyisobutylene plant that started up at the end of the first quarter of fiscal 2009.

Asset Impairment

In the fourth quarter of fiscal 2009 we recorded an asset impairment charge to write down the carrying value of our dehydrogenation assets. In conjunction with completion of a capital project in October 2007, which allowed us to externally source isobutylene feedstock at our Houston facility, we idled our dehydrogenation units that were previously used to produce isobutylene. The carrying value of the dehydrogenation units was not previously considered to be impaired because there were a number of realistic and probable alternative uses for these assets by which the carrying value would have been recovered. However, in the fourth quarter of fiscal 2009, we determined that the likelihood of investing additional capital in the foreseeable future necessary to recover the carrying value of these specific assets had been substantially reduced. Based on this determination and the fact that the assets had been idled for almost two years, we concluded that recovery of the carrying cost was not likely and recorded a charge of $6.0 million to recognize the impairment of these assets.

Loss on sale of assets

        The $1.1 million loss on sale of assets in fiscal 2008 consists of a loss realized upon the sale of catalyst material from our Houston dehydrogenation units. The gross proceeds from the sale were $1.5 million and are reflected as cash from investing activities in the consolidated statements of cash flows.

Business interruption insurance recoveries

In the fourth quarter of fiscal 2009, we received a partial recovery of $10.0 million on our business interruption insurance claim related to Hurricane Ike in September 2008 (shown as a separate line item on the fiscal 2009 Consolidated

Statement of Operations) and an additional $17.1 million (net of recovery expenses of $0.4 million) in the second quarter of fiscal 2010 as a final settlement of the claim.

Unauthorized freight (recoveries) payments

In July 2007, we discovered that a former employee, with the assistance of a non-employee conspirator, had directed unauthorized payments from our accounts to a fictitious vendor in the amounts of $6.8 million and $0.5 million in fiscal 2007 and 2008, respectively. In August 2008, the former employee and his non-employee conspirator were convicted of certain crimes related to the unauthorized freight payments. As part of their convictions, the former employee and his non-employee conspirator were required to forfeit assets to the Office of the U.S. Attorney for restitution. The majority of these assets were liquidated by the U.S. government and, since April 2009, we have received $5.0 million as restitution of losses represented by the unauthorized freight payments. The amount of any further recoveries is not determinable at this time as any future recoveries will depend on various factors; however, we do not believe any additional future recovery will be material. The amounts reported in prior years reflect the actual amounts of unauthorized payments and do not include fees and other expenses associated with our investigation of the matter, as those expenses are included in our general and administrative expenses. The unauthorized freight payments ended in July 2007.

Interest expense

Interest expense in fiscal 2009 was $16.8 million, a decrease of $2.2 million compared to $19.0 million in the previous fiscal year. The lower fiscal 2009 expense reflected the impact of lower interest rates, partially offset by higher average monthly borrowings on the revolving credit facility of $7.5 million and lower capitalized interest in fiscal 2009 of $1.5 million.

Unrealized loss (gain) on derivatives

Unrealized loss on derivatives was $3.7 million in fiscal 2009 compared to an unrealized gain in fiscal 2008 of $0.1 million. The unrealized gain in fiscal 2008 reflected the change in fair value of an interest rate cap entered into in October 2006 to provide protection on $120.0 million of our long-term debt over a three year period ending October 31, 2009 if LIBOR exceeds 6.0%. The unrealized loss in fiscal 2009 reflected the change in fair value of the interest rate cap and an interest rate swap entered into on June 30, 2008, which expires on June 30, 2010. The interest rate swap effectively fixes our interest rate at 3.406% plus a 2.5% spread (total 5.906%) on $135.0 million of our outstanding variable rate debt.

Other, net

Other net in both fiscal 2009 and fiscal 2008 consisted primarily of income from our investment in Hollywood/Texas Petrochemicals LP, which is accounted for under the equity method. We and Kirby Inland Marine, Inc. formed this joint venture to operate four barges capable of transporting chemicals.

Income tax expense

Our effective income tax rate for fiscal 2009 was 33.8%, compared to 35.4% for fiscal 2008. The effective rate for fiscal 2009 reflects federal tax provision at 35% offset by state of Texas and Delaware franchise taxes. The effective rate for fiscal 2008 reflects federal tax provision at 35% and state of Texas and Delaware franchise taxes.

Net income

Fiscal 2009 net loss was $22.8 million compared to net income of $26.6 million for fiscal 2008. The primary components of the $49.4 million decrease were the negative impact of lower revenues of $639.3 million, higher depreciation and amortization of $6.0 million and the impairment charge of $6.0 million, partially offset by lower cost of sales of $558.0 million, the business interruption insurance recovery of $10.0 million, the unauthorized freight recovery of $4.7 million, lower general and administrative expenses of $3.9 million and lower income tax expense of $26.3 million.

Fiscal year ended June 30, 2008 versus fiscal year ended June 30, 2007

Revenues

Total fiscal 2008 revenues of $2,016.2 million were up $234.7 million, or 13%, compared to fiscal 2007 revenues of $1,781.5 million. The overall higher revenues reflects increases for the C4 Processing and Performance Products segments of $189.3 million and $196.9 million, respectively, partially offset by a $151.6 million decline in MTBE revenues.

The primary components of the $189.3 million, or 15%, increase in C4 Processing revenues were the positive impact of higher average selling prices of approximately $226 million, partially offset by the impact of lower ales volumes of approximately $37 million. The higher average selling prices in fiscal 2008 reflect supply shortages for our butadiene and butene-1 products and higher unleaded regular gasoline prices, to which the selling prices of our fuel-related products are linked. The lower sales volumes for the C4 Processing business reflects, to a large degree, our inability to meet 100% of our contractual sales commitments because of limited availability of crude C4 feedstock supplies. Crude C4 availability during fiscal 2008 was curtailed as a result of supplier ethylene production economics, in which high oil prices favored use of lighter ethylene feedstocks, which, in turn, provided lower by-product crude C4 volumes to us. As a result of the limited crude C4 feedstock supplies, we were forced to declare force majeure for our butadiene and butene-1 product lines and delivered to many of our customers on an allocation basis.

The $196.9 million, or 73%, increase in Performance Products revenues was driven by both higher average selling prices and higher sales volumes. Higher average selling prices across all product lines generated an increase in revenues of approximately $57 million while higher sales volumes resulted in increased revenues of approximately $140 million. Included in the sales volume impact was $89 million contributed by the Baytown plant that commenced operation in first quarter of fiscal 2008.

The $151.6 million, or 70%, decline in MTBE sales reflects the cessation of operation of our Houston dehydrogenation units late in the first quarter of fiscal 2008 that occurred in conjunction with the start-up of our new isobutylene processing unit.

Cost of sales

Total cost of sales was $1,752.2 million in fiscal 2008 compared to $1,540.1 million in fiscal 2007. The overall $212.1 million, or 14%, increase in fiscal 2008 consists primarily of increases of $182.0 million, or 16%, for the C4 Processing segment and $182.3 million, or 89%, for the Performance Products segment, partially offset by a decrease of $152.2 million for MTBE that reflects the substantial reduction of MTBE production from our Houston dehydrogenation units in fiscal 2008. Total cost of sales as a percentage of total revenues was 87% and 86% in fiscal 2008 and 2007, respectively.

The 16% increase in C4 Processing segment cost of sales reflects the impact of higher average raw material, energy and freight costs. The increase in average raw material costs substantially mirrors the increase in average selling prices discussed above (17% and 17%, respectively). The increase in average energy costs is due to higher natural gas costs and the higher freight costs relate primarily to both rail and marine movements. Total C4 Processing segment cost of sales as a percentage of revenue was 88% in fiscal 2008 and 87% in fiscal 2007.

The 89% increase in Performance Products segment cost of sales reflects the impact of higher average raw material and freight costs, which were partially offset by lower energy costs, and incremental costs from the Baytown plant that commenced operation in the first quarter of fiscal 2008. Average raw material costs for the Performance Products segment increased 37% while average selling prices increased 16%. Our new isobutylene processing unit, which started up in first quarter of fiscal 2008, was the primary driver behind the higher average raw material cost, but was also the driver of the lower average energy costs. Total Performance Products segment cost of sales was 83% of segment revenues in fiscal 2008 and 76% of segment revenues in fiscal 2007.

Many of our supply contracts and sales contracts use matching commodity indices for determining pricing, which mitigates fluctuations in our material margin percentage (which we define as the percentage difference between total revenues and raw material costs) to varying degrees. Nevertheless, our material margin percentage, while relatively stable over time, is not perfectly constant. In fiscal 2008, our overall average sales prices were 22% higher than fiscal 2007, while our overall average raw material costs were up 24%. The fact that average sales prices and raw material costs did not change in absolute lockstep indicates a slight change in our material margin percentage. Changes in the material margin percentage occur, despite the index-based pricing in our supply contracts and sales contracts, in part because the effect of using matching indices is lessened if we do not purchase the feedstock and sell the finished product in the same period, or if the index used for purchasing the raw materials is tied to a different period than the index in the sales contract. Please see “Business—Supplier Purchase Agreements” and “Risk Factors—Volatility in the petrochemicals industry may result in reduced operating margins or operating losses.” Contract turnover, changes in feedstock and product mix and other factors also can impact our material margin percentage.

Operating expenses

        Operating expenses in fiscal 2008 were $131.2 million, an increase of $6.8 million, or 5%, from $124.4 million in fiscal 2007. The overall increase reflects higher operating expenses at our Port Neches and Baytown facilities of $4.3 million and $2.8 million, respectively, and higher sales overhead expenses of $0.4 million, partially offset by lower expenses at our Houston facility of $0.7 million. The increase in Port Neches operating expenses consisted primarily of higher payroll and benefit costs of $3.1 million, higher maintenance and environmental costs of $1.5 million and higher transportation and storage costs of $1.3 million, partially offset by lower insurance and property tax expense of $0.9 million. The increase in Baytown operating expenses reflected the first full year of operation as the plant was just undergoing final startup operations in late fiscal 2007. The primary components of the decrease in Houston operating expenses were lower property tax and insurance expense of $2.9 million, lower maintenance environmental expenses of $1.6 million and higher transportation and storage costs of $2.8 million.

General and administrative expenses

General and administrative expenses increased $7.3 million, or 25%, from $29.3 million in fiscal 2007 to $36.7 million in fiscal 2008. The primary components of the increase were $3.9 million in certain legal and consulting fees incurred in fiscal 2008, $1.8 million of costs related to expanding our information technology, finance and accounting functions and higher costs related to our Sarbanes-Oxley compliance initiative of $0.9 million.

Depreciation and amortization expense

Depreciation and amortization expense for fiscal 2008 increased by $6.8 million, or 23%, from fiscal 2007, primarily due to the start-up of the new Baytown plant and the new isobutylene processing unit in the first half of fiscal 2008.

Unauthorized freight payments

In July 2007, we discovered that a former employee, with the assistance of a non-employee conspirator, had directed unauthorized payments to a fictitious vendor. The amounts of the unauthorized payments have been reclassified from cost of sales to a separate line item for each period involved and are listed on our Statements of Operations as “Unauthorized Freight Payments.” The amounts reported reflect the actual amounts of unauthorized payments and do not include fees and other expenses associated with our investigation, as those are included in our selling, general and administrative expenses. The unauthorized freight payments ended in July 2007.

Interest expense

Interest expense increased slightly in fiscal 2008 compared to fiscal 2007, as the impact of lower variable rates was more than offset by higher outstanding debt balances. The higher outstanding debt balances reflect funding the $70.0 million contingent obligation associated with our purchase of the Port Neches operation in November 2007 and higher revolving credit facility borrowings to fund our major capital projects.

Other, net

Other, net in fiscal 2008 consisted primarily of income from our investment in Hollywood/Texas Petrochemicals LP, which is accounted for under the equity method. The primary components in fiscal 2007 were income from our investment in Hollywood/Texas Petrochemicals LP, offset by transition expenses related to the acquisition of the Port Neches facility in June 2006.

Income tax expense

Our effective income tax rate in fiscal 2008 was 35.4% compared to 39.2% in fiscal 2007. The decrease in the effective tax rate from 2007 to 2008 is primarily related to the change in tax rate for the initial year filing of the revised Texas Franchise Tax in 2007, combined with new guidance from Texas favorably impacting deductibility of cost of goods sold for 2008.

Net income

Net income in fiscal 2008 was $26.6 million, up $5.4 million, or 25%, from $21.2 million in fiscal 2007. The primary components of the improvement are the positive impact of higher revenues of $234.7 million and lower unauthorized freight payments of $6.3 million, which were substantially offset by the negative impact of higher cost of sales of $212.1 million, higher operating expenses of $6.8 million, higher general and administrative expenses of $7.3 million and higher depreciation and amortization expense of $6.8 million.

Liquidity and Capital Resources

Sources and Uses of Cash

In conjunction with the June 27, 2006 acquisition of the Port Neches facility from Huntsman, we entered into two loan facilities: a $280 million Term Loan and an asset-based Revolving Credit Facility.

Of the total $280 million available under the Term Loan, $210 million was drawn down on the June 27, 2006 closing date, and the remaining $70 million was drawn down on November 8, 2007 to fund an additional required payment to Huntsman. The Term Loan has a seven-year term with principal amortization of 0.25% quarterly, which began on September 30, 2006. Furthermore, beginning with fiscal 2008 the Term Loan could require additional principal repayments based on excess cash flows, as defined in the agreement, depending on our calculated leverage ratio. The amount required to be paid for any fiscal year, if any, is dependent on our calculated leverage ratio and is payable within 120 days after the end of the fiscal year. No such additional re-payment was required in fiscal 2009 based on fiscal 2008 cash flows. For excess cash flow generated in fiscal 2009, we made a payment of $0.4 million in October 2009. The Term Loan bears interest based on a floating rate, which, at our discretion, is based on LIBOR plus a 250 basis point spread or the prime rate plus a 150 basis point spread. The Term Loan is secured by a first-priority lien on all our tangible and intangible fixed assets and is cross-collateralized with the Revolving Credit Facility.

The Revolving Credit Facility has a five-year term and bears interest based on a floating rate, which, at our option, is based on LIBOR plus a 350 basis point spread or the prime rate plus a 250 basis point spread. In March 2008, we exercised an accordion feature of the Revolving Credit Facility which increased the availability under the facility by $25 million to $140 million. The $140 million of availability is limited by our current borrowing base, which is subject to monthly redetermination, comprised of 85% of eligible accounts receivable and 65% of eligible inventory. The $140 million of availability is further limited by an availability block of $15 million through June 30, 2009, $17.5 million from July 1, 2009 through December 31, 2009, and $20 million thereafter. The facility is secured by a first-priority lien on all accounts receivable and inventory and is cross-collateralized with the Term Loan. The facility calls for a commitment fee of 0.375% of the undrawn portion of the commitments under the facility. As of January 4, 2010, we had no outstanding borrowings under the Revolving Credit Facility and excess availability of $117.9 million.

Certain covenants in our Revolving Credit Facility, including a fixed charge coverage ratio requirement that applied only when availability was less than a specified amount, were removed through an amendment to Revolving Credit Facility as of February 10, 2009, and are no longer applicable. The Revolving Credit Facility and the Term Loan still include covenants that restrict, subject to specified exceptions, our and our subsidiaries’ ability to:

•	create or permit liens on our assets;

•	incur additional indebtedness or issue redeemable equity securities;

•	guarantee indebtedness;

•	merge or consolidate with a third party;

•	sell or otherwise dispose of assets;

•	pay dividends or effect stock buy-backs;

•	issue or sell stock of any of our subsidiaries;

•	make loans, investments and acquisitions;

•	enter into transactions with our affiliates;

•	change the lines of business in which we are engaged;

•	change our fiscal year;

•	make voluntary prepayments or redemptions of subordinated indebtedness;

•	enter into agreements that limit our subsidiaries’ ability to pay distributions to us or enter into other transactions with us;

•	maintain cash balances in excess of $15 million without using such excess cash to prepay loans under the Revolving Credit Facility; and

•	enter into receivables financings or securitization programs.

These remaining covenants may limit our ability to respond to market conditions, provide for capital investment needs or take advantage of business opportunities. As of January 4, 2010 we are in compliance with all the covenants set forth in the Term Loan and the Revolving Credit Facility, as amended.

Our primary source of liquidity is cash flow generated from our operating activities and borrowing capacity under our Revolving Credit Facility. Our primary liquidity requirements are working capital, capital expenditures, contractual obligations and debt service. We expect to have adequate liquidity to fund our liquidity requirements over the foreseeable future from cash flows generated from operating activities and available borrowing capacity under our Revolving Credit Facility. This expectation is based, however, on estimates and assumptions regarding, among other things, our sales volumes, our feedstock purchase volumes, market prices for petrochemicals, capital and credit market conditions, and general industry and economic conditions. If one or more of these factors materially differs from our estimates, we may need to obtain additional financing to conduct our operations, which may not be available on acceptable terms or at all.

For the fiscal year ended June 30, 2009, we incurred a tax net operating loss of $132.6 million and recorded a related deferred tax asset of $46.4 million. In December 2009 we filed our federal income tax return and, based on our assessment of the net operating loss carry-back provision of the Worker, Homeownership, and Business Assistance Act of 2009 that was signed into law on November 6, 2009, we applied for a tentative refund of income taxes paid for fiscal years 2004, 2005 and 2006. Of the total amount of the fiscal 2009 net operating loss, we applied to carry back $124.3 million, which, if granted, would allow us to recover $39.8 million of income taxes paid in fiscal 2004, 2005 and 2006. If granted, the remaining portion of the fiscal 2009 net operating loss of $8.3 million would be carried forward to offset future taxable income.

At September 30, 2009 and June 30, 2009, we had cash on hand of $0.02 million and $6.6 million, respectively, as compared to $0.6 million as of June 30, 2008. The following table summarizes our changes in cash for the periods presented (in thousands):

	Year Ended June 30,			Three Months Ended September 30,
	2009	2008	2007	2009	2008
Statement of cash flow data:
Cash flows provided by (used for):
Operating activities	$50,197	$57,826	$93,589	$(44,441)	$4,884
Investing activities	(16,128)	(156,313)	(100,425)	(1,595)	(7,776)
Financing activities	(28,096)	89,568	(3,968)	39,471	2,991

Change in cash and cash equivalents	$5,973	$(8,919)	$(10,804)	$(6,565)	$99

Operating Activities

In the first three months of fiscal 2010, we had negative net cash flows from operations of $44.4 million. The primary components of our negative operating cash flows were negative $59.5 million related to our increased investment in working capital during the quarter, partially offset by net income of $3.7 million plus depreciation and other net non-cash expenses of $14.2 million.

Accounts receivable increased $32.0 million to $130.5 million at September 30, 2009 from $98.5 million at June 30, 2009. Days of sales outstanding at both September 30, 2009 and June 30, 2009 were consistent with our average of approximately 30 days; however, revenues for the month of September 2009 were 25% higher than revenues in the month of June 2009, due to higher selling prices that more than offset 10% lower sales volume.

Our inventory at September 30, 2009 of $88.1 million was $51.2 million higher than the $36.9 million at June 30, 2009. The substantial increase in inventory value reflects the combined effect of significantly higher physical inventory volumes and significantly higher overall average cost per pound. Overall pounds in inventory at September 30 were up approximately 80% from June 30, and the overall average cost per pound at September 30 was higher by approximately 30%.

In the first quarter of fiscal 2009, we generated net cash flow of $4.9 million from operations. The primary components of our operating cash flows were positive cash flow from net income of $1.4 million plus depreciation and other net non-cash expenses of $13.2 million, and net negative cash flows of $6.0 million from increased investment in working capital and $2.6 million from deferred turnaround costs during the quarter. The increase in working capital reflected reductions in trade receivables and payables and an increase in inventory. These movements, in large part, reflected the impact of the hurricanes in the latter part of the quarter for which our plants were shut down for various periods of time, and reductions in sales volumes because many of our customers, who were also impacted by the hurricanes, were not able to take product. Although our customer shipments were curtailed, we were able to receive crude C4 from suppliers who were not impacted from the hurricanes, which resulted in an increase in inventory at the end of the quarter.

Fiscal 2009 operating activities provided $50.2 million of positive net cash flows. The primary components of net cash flows from operations were a net loss of $22.8 million plus $58.7 million in depreciation and other net non-cash expenses, cash generated from reduced investment in working capital of $22.5 million, and cash outflows of $6.4 million for deferred turnaround costs. The reduced investment in working capital reflected a substantial reduction in the level of business activity at June 30, 2009 compared to June 30, 2008, as well as the impact on customer receivables and inventory carrying value of significantly lower selling prices and raw material costs, respectively. The increase in deferred turnaround costs consisted primarily of two major turnaround projects completed at the Houston facility in the first and third quarters of fiscal 2009. Interest paid in fiscal 2009 was $16.7 million and net federal and state tax refunds were $5.2 million. As a result of a fiscal 2008 net operating loss of $11.2 million, in fiscal 2009 we received a refund of fiscal 2008 estimated payments of $2.2 million and a refund of taxes paid in fiscal 2006 of $3.9 million through carry-back of the fiscal 2008 net operating loss.

Accounts receivable decreased $101.9 million to $98.5 million at June 30, 2009 from $200.4 million at June 30, 2008. Days of sales outstanding at both June 30, 2009 and June 30, 2008 were consistent with our average of approximately 30 days; however, revenues for the month of June 2009 were approximately half of what they were in June 2008, reflecting average selling prices in June 2009 that were approximately half of what they were in June 2008.

Our inventory at June 30, 2009 of $36.9 million was down $65.6 million compared to the June 30, 2008 amount of $102.5 million. The lower inventory value at the end of fiscal 2009 reflected substantially lower physical volumes of both raw materials and finished goods as well as substantially lower average costs of raw materials. Raw material and finished goods physical inventories at June 30, 2009 were down compared to June 30, 2008 by approximately 40% and 25%, respectively.

Fiscal 2008 operating activities provided $57.8 million of positive net cash flows. The net cash flows primarily reflect positive cash flows from net income of $26.6 million, plus depreciation and other net non-cash expenses of $58.3 million, and negative cash flows of $13.4 million from increased investment in working capital and $10.6 million from deferred turnaround costs during the year. The increased investment in working capital reflects higher raw material costs and incremental raw materials and finished products inventories for our new Baytown plant, which started up in the first quarter of fiscal 2008. Interest paid in fiscal 2008 was $19.3 million and net federal and state tax payments were $4.5 million. The net tax payments of $4.5 million reflect fiscal 2008 estimated federal payments and state payments of $5.6 million, partially offset by a refund of fiscal 2006 tax payments of $1.1 million from carry-back of a fiscal 2007 net operating loss of $3.2 million.

Fiscal 2007 net positive cash flows from operating activities was $93.6 million. The major components of the operating cash flows were positive flows from net income of $21.2 million plus depreciation and other net non-cash expenses of $47.8 million, positive flows of $25.9 million from decreased investment in working capital. In fiscal 2007, we made cash payments for interest of $16.9 million and had a net inflow from income taxes of $4.6 million, reflecting reimbursement of excess estimated payments made in fiscal 2006.

Investing Activities

In the first three months of fiscal 2010, we invested $1.6 million in the form of capital expenditures. The low level of capital expenditures in the quarter reflected completion of our major capital investment initiatives in the first quarter of fiscal 2009 and the return to our baseline capital requirements within our disciplined approach to spending.

In the first quarter of fiscal 2009, we invested $7.8 million in the form of capital expenditures, primarily related to our new polyisobutylene plant that started up in early October 2008.

Fiscal 2009 investing activities consisted of capital expenditures of $16.1 million, with the largest component being the completion of the new polyisobutylene plant that started up in early October 2008. The significant reduction in capital spending in fiscal 2009 reflected the completion of our major capital investment initiatives and the return to our baseline capital requirements.

Fiscal 2008 investing activities consisted of outflows for capital expenditures of $87.8 million and business acquisition costs of $70.0 million, and inflows of $1.5 million from the sale of an asset. The most significant components of our capital expenditures were for the Baytown plant, the isobutylene processing unit and the polyisobutylene plant. The $70.0 million business acquisition outflow was the final payment to Huntsman for the Port Neches acquisition which had been held back to be paid upon successful start up of the light olefins unit in Port Arthur. The proceeds on sale of asset were from the sale of catalyst material related to the idled dehydrogenation units at our Houston facility.

Fiscal 2007 investing activities consisted entirely of $100.4 million of capital expenditures. The most significant projects were the replacement of four boilers at the Houston and Port Neches plants with new energy-efficient boilers, the replacement of a dock at the Port Neches plant and completion of the Baytown plant.

Financing Activities

In the first quarter of fiscal 2010, we had net inflows from financing activities of $39.5 million, consisting primarily of net inflows from borrowings on our Revolving Credit Facility and our insurance premium financing of $35.2 million and $5.0 million, respectively, and outflows for repayment of Term Loan principal of $0.7 million.

In the first quarter of fiscal 2009, we had net inflows from financing activities of $3.0 million, consisting primarily of net inflows from borrowings on our Revolving Credit Facility and our insurance premium financing of $2.5 million and $4.2 million, respectively, and outflows for repayment of Term Loan principal of $0.7 million and repurchase of shares for $3.0 million.

Fiscal 2009 net cash flows used for financing activities was $28.1 million. The primary components of the net outflow were net repayments on our Revolving Credit Facility of $21.8 million, repayments of Term Loan principal of $2.7 million and repurchases of shares for $3.0 million

Fiscal 2008 net cash flows provided by financing activities was $89.6 million. The primary inflows were the Term Loan financing of the $70.0 million payment made to Huntsman in November 2007 and $21.8 million of net borrowings on our Revolving Credit Facility, while the primary outflows were repayment of Term Loan principal of $2.6 million and repurchases of shares for $0.3 million.

Fiscal 2007 net cash flows used in financing activities were $4.0 million. The primary components were outflows from repayment of Term Loan principal of $2.1 million and net repayment of insurance premium loans of $3.8 million, partially offset by cash received from exercise of stock options of $1.3 million.

Interest rate cap and interest rate swap

In accordance with the requirement of our Term Loan, we entered into an interest rate cap agreement in October 2006, incurring a one-time expense of approximately $0.3 million. The interest rate cap provided protection on $120.0 million of our long-term debt over a three-year period ending October 31, 2009 if LIBOR exceeded 6.0%.

In June 2008, we also entered into a two-year interest rate swap, whereby we effectively fixed the interest rate on $135.0 million of our Term Loan debt at 3.406% plus a spread of 2.5% (total fixed rate of 5.906%).

Contractual Obligations

The following table presents our contractual cash obligations at June 30, 2009 (in thousands):

	Payments Due By Fiscal Year
	Total	2010	2011 - 2012	2013 - 2014	After 2014
Long-term debt	$272,570	$2,715	$5,350	$264,505	$—
Interest on long-term debt [1]	31,878	8,642	15,617	7,619	—
Operating leases	37,056	17,622	15,767	2,786	881

	$341,504	$28,979	$36,734	$274,910	$881

Notes to Contractual Obligations Table:

[1]	Interest payments on long-term debt reflect the impact of interest rate swap discussed above and variable rates in effect at June 30, 2009.

The above table does not include our long-term crude C4 feedstock purchase contracts, as those commitments generally cannot be estimated on a forward-looking basis because: (1) the amount we are obligated to purchase under these contracts is a percentage of volume of crude C4 produced by a particular supplier, which vary depending on the production methods utilized and the aggregate volume produced by the supplier; and (2) the price for this variable volume is based on certain commodity price indices which vary over time. Please see “Our efforts to obtain suitable quantities or qualities of raw material feedstock may not be successful, in which case our financial condition, results of operations and cash flows plans may be adversely affected;” and “Volatility in the petrochemicals industry may result in reduced operating margins or operating losses” under Item 1A above for more information on the variable nature of feedstock volumes and pricing. Our commitments under our long-term crude C4 feedstock purchase contracts are not subject to a specified maximum volume or cap, though as a practical matter the commitments are limited by the production capacity of the supplier. During the fiscal year ended June 30, 2009, we obtained 87% of our crude C4 feedstocks under these long-term feedstock purchase contracts (excluding spot purchases and contracts with terms of less than one year), for aggregate expenditures of $600.5 million.

Off-Balance-Sheet Arrangements

We do not currently utilize any off-balance-sheet arrangements to enhance our liquidity and capital resource positions, or for any other purpose.

Recent Economic Events

As a result of the economic events discussed under “–Material Industry Trends” above, we idled or shut down various production units at both our Houston and Port Neches facilities in fiscal 2009. We also released a portion of our contractor workforce to further reduce costs. We believe our measures have been sufficient to maintain our liquidity, and expect to have adequate liquidity to fund our anticipated liquidity requirements over the foreseeable future from cash flows generated from operating activities and available borrowing capacity under our Revolving Credit Facility.

Critical Accounting Policies and Estimates

In preparing our financial statements in conformity with accounting principles generally accepted in the United States of America, we make certain estimates and assumptions about future events that could significantly affect the amounts of reported assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Some of our accounting policies require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results may differ significantly from estimated results. We base our judgments on our historical experience, knowledge of the business and industry, advice from experts and consultants, business forecasts and other available information, as appropriate. Our significant accounting policies are more fully described in Note C to our annual Consolidated Financial Statements in Item 13 of this Form 10 registration statement.

Our most critical accounting policies, which reflect significant management estimates and judgment to determine amounts reported in our Consolidated Financial Statements, are as follows:

Inventory cost

Our inventories consist of raw materials and finished products and are valued at the lower of average cost or market. Costs include raw materials, labor and applicable manufacturing overhead. Our inventory levels can vary significantly depending on availability of raw materials, especially crude C4, plant operations, customer demand and seasonality. In addition to potential fluctuations in the amounts of physical inventories we carry, we can be exposed to potential devaluations in net realizable value of our inventories, especially our fuel-related products, during periods of declining unleaded regular gasoline prices and demand for fuel-additive products. A significant amount of judgment is required to determine the appropriate normal range of plant production activity and plant operating expenses regarding plant overhead cost absorption and to determine the appropriate market valuation of inventories to assess recoverability of the carrying cost of our inventory. Use of different estimates and assumptions to determine the appropriate amounts of overhead absorption and market value for inventory valuation purposes, when such market is below cost, could have a significant impact on our financial condition and results of operations from period to period.

The average cost of our inventory at the end of any period reflects the carrying cost of raw materials and finished goods inventory on hand at the beginning of the period and the actual cost of raw material purchases and finished goods production during the period. The actual costs of most of our raw materials are based on contractual arrangements which, in various ways, link the purchase costs to a commodity price index. Downward movement in commodity price indices between the times raw materials are purchased and the related finished products are sold can result in reductions in realizable value of the inventory prior to being sold. Such reductions in realizable value can occur despite the index-based pricing in our contracts, because the effect of using matching indices is lessened when we do not purchase the feedstock and sell the finished product in the same period. If it is determined at the balance sheet date that the carrying value of the inventory will not be recovered based on management’s best estimates and assumptions regarding inventory turnover rates and future selling prices, the carrying value of the inventory is written down to net realizable value through lower-of-cost-or-market adjustments.

Based on our assessment of recoverability of the carrying cost of inventory at each balance sheet date, at the end of both the first and second quarters of fiscal 2009 and the end of first quarter of fiscal 2010 we concluded that the carrying value of certain of our product line inventories would not likely be recovered. Consequently, we recorded lower-of-cost-or-market adjustments at September 30, 2008, December 31, 2008 and September 30, 2009 to reflect losses in net realizable value of such inventory in the amounts of $9.4 million, $11.6 million and $1.2 million respectively. The assumptions used to determine the amounts of the lower-of-cost-or-market adjustments recorded considered relevant factors, including projected movement in commodity price indices, projected selling prices, customer demand and seasonality. The lower-of-cost-or-market adjustment at September 30, 2008 consisted primarily of losses in value of our fuel-related products; the adjustment at December 31, 2008 consisted primarily of losses in value of butadiene; and the adjustment at September 30, 2009 consisted of losses in value of fuel-related products. A 10% increase or decrease in selling prices for raffinates and MTBE (fuel-related products) at September 30, 2008 would have reduced or increased the lower-of-cost-or-market adjustment by $3.0 million. A 10% increase or decrease in selling prices for butadiene and MTBE at December 31, 2008 would have reduced or increased the lower-of-cost-or-market adjustment by $1.4 million. At September 30, 2009 a 10% increase in selling prices for fuel related products would have eliminated the lower-or-cost-or-market adjustment and a 10% decrease would have increased the lower-of-cost-or-market adjustment by $1.7 million.

Property, plant and equipment

Property, plant and equipment are reported at historical costs, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs and minor renewals are charged to expense as incurred while major improvements, renewals and betterments are capitalized. Interest is capitalized on long-term construction projects using our internal cost of debt rate. A significant amount of judgment is required in various circumstances to determine the appropriate recognition of costs as capital expenditures or expenses, estimated useful lives of property, plant and equipment, and when and by how much carrying amounts may be impaired (see Impairment below). Use of different estimates and assumptions to determine capital versus expense treatment of costs, useful lives of assets and impairment of long-lived assets could have a significant impact on our financial condition and results of operations from period to period.

Intangible Assets

Our intangible assets include patents and technology licenses. Patents are amortized using the straight-line method over useful lives. Our technology licenses have no legal, regulatory, contractual, competitive, economic, or other factors that would limit their useful lives. Consequently, we have determined their useful lives to be indefinite. The technology licenses, which have an aggregate book value of $5.5 million as of September 30, 2009, are assessed annually at the end of each fiscal year for impairment (see Impairment below).

Impairment

We follow Statement of Financial Accounting Standards Board’s Accounting Standards Codification (“FASB ASC”, “Codification”) 350, Intangibles—Goodwill and Other, regarding impairment of our indefinite life intangible assets (licensing agreements) and FASB ASC 360-10-35, Plant, Property and Equipment – Overall – Impairment or Disposal of Long-Lived Assets, regarding impairment of our other long-lived assets (property, plant and equipment and patents). An impairment loss is recognized only if the carrying value of a long-lived asset or asset group is not recoverable and is measured as the excess of its carrying value over its fair value. The carrying amount of a long-lived asset or asset group is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the long-lived asset or asset group. Because our technology licenses are fundamental to and inseparable from their respective long-lived manufacturing assets, we assess impairment of the technology licenses together with the respective long-lived assets based on the undiscounted future cash flows related to the respective manufacturing processes.

Our policy is to assess both our indefinite life intangible assets and our long-lived assets for impairment annually in the fourth quarter of each year or more frequently if events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. During fiscal 2009 we considered the impact of the downturn in the economy and the decrease in demand and pricing for our products as a temporary condition that did not have a significant negative impact on our estimated long-term cash flows. Consequently, we did not perform impairment testing on our long-lived assets prior to the fourth quarter in accordance with our policy. In conjunction with our fiscal 2009 fourth quarter impairment test we considered general economic conditions, demand and pricing for our products and the reduction in our butadiene production capacity in projecting our long-term future undiscounted cash and determined that there was no impairment of our indefinite life intangibles and long-lived assets.

Plant turnaround costs

We use the deferral method to account for costs of major scheduled plant turnarounds. Plant turnarounds are the scheduled and required partial or complete shutdowns of chemical processing units for significant overhaul and refurbishment, for periods typically lasting from two to four weeks. Under the deferral method, we defer the cost of a turnaround project and amortize the cost as part of our operating expenses over the period between the completion of the turnaround and the next scheduled turnaround, which typically occurs from 18 months to four years after the most recently completed turnaround. If the next scheduled turnaround occurs sooner than originally anticipated, any remaining deferred cost from the previous turnaround is charged to expense at that time. If the next scheduled turnaround occurs later than originally anticipated, the amortization period for the previous turnaround cost is not extended. The deferral method of accounting for turnaround costs requires judgment as to the specific costs to be included in a major turnaround project and requires estimates and assumptions regarding the period of time over which the costs will be amortized. Use of different estimates and assumptions could have a significant impact on our financial condition and results of operations from period to period.

Income tax assets and liabilities

We account for income taxes in accordance with FASB ASC 740, Income Taxes. Determination of tax related assets and liabilities to be recorded and the appropriate recognition of tax positions taken on tax returns requires a significant amount of judgment. Regarding realization of our deferred tax assets and the need for a valuation allowance against deferred tax assets at each balance sheet date, we consider both positive and negative evidence of sufficient taxable income within the carry-back and/or carry-forward periods as provided under applicable tax law. Based on our significant net deferred tax liability position and future reversals of such existing taxable temporary differences, as well as our historical operating results, we have concluded that no valuation allowance should be recorded. Regarding assessment of taxable income exclusive of reversing temporary differences and carry-forwards, we consider both our recent historical operating results as well as our expectations of future operating results; however, historical results are given more weight than our expectations of future profitability, which is inherently uncertain.

Revenue recognition

We recognize revenue from sales of products in the period when title and risk of loss transfer to the customer. Under certain contractual arrangements with a small number of customers, primarily related to butadiene, we invoice the customer prior to when title and risk of loss transfer to the customer. When these invoices are issued to the customer, typically at month-end, we record a customer receivable with an offsetting credit to deferred revenue. The customer will settle the liability based on credit terms independent of when the product actually ships. Deferred revenue is subsequently recognized as revenue at the time title and risk of loss transfer to the customer. The time lag between invoicing and shipping product for these deferred revenue transactions depends on when the customer has nominated delivery, which is normally the following month and seldom extends beyond two months. Product to be delivered under these deferred revenue arrangements remains in inventory until title and risk of loss transfer to the customer. The balance of deferred revenue can fluctuate significantly from period to period depending on the volume and pricing of the inventory and the timing of the customer’s needs.

Derivatives and Hedging

We account for derivative instruments in accordance with FASB ASC 815, Derivatives and Hedging (“FASB ASC 815”). Such instruments are measured at fair value and recognized as assets or liabilities in the Consolidated Balance Sheets. Accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation established at the inception of the derivative. For derivatives that are designated as fair value hedges, changes in fair value are recognized currently though earnings with an offsetting, partial mark-to-fair-value of the hedged item. For derivatives designated as cash flow hedges and meeting the effectiveness guidelines of FASB ASC 815, changes in fair value, to the extent effective, are recognized as other comprehensive income or loss until the hedged item is recognized in earnings. Hedge effectiveness is measured at least quarterly based on the relative changes in fair value between the derivative contract and the hedged item over time, or in the case of options, based on the change in intrinsic value. Any change in fair value of a derivative resulting from ineffectiveness or an excluded component of the gain or loss, such as time value for option contracts, is recognized immediately in earnings. For any derivative instrument not designated as a hedge at inception, changes in fair value of the instrument are recognized in earnings in the period in which the change occurs.

Recently Issued Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards Codification (“FASB ASC,” “Codification”) as the sole source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements. FASB ASC is effective for interim and annual periods ending after September 15, 2009. FASB ASC does not change GAAP but changes the way accounting principles are referenced in financial statements and notes to financial statements. As required, we adopted FASB ASC in our first quarter financial statements ending September 30, 2009 and other than accounting principle resource referencing FASB ASC has no effect on our financial statements.

In March 2008, the FASB expanded disclosure requirements for derivatives prescribed by FASB ASC 815, Derivatives and Hedging, to include information about the fair value of derivatives, related credit risks and a company’s strategies and objectives for using derivatives. The expanded disclosure requirements of FASB ASC 815 are effective for interim periods beginning after November 15, 2008, and fiscal years that include those interim periods. The Company adopted the expanded disclosure requirements of FASB ASC 815 in fiscal year ended June 30, 2009.

In December 2007, the FASB issued changes in accounting requirements for business combinations prescribed by FASB ASC 805, Business Combinations (“FASB ASC 805”). The requirements retain the purchase method of accounting for acquisitions, but require a number of changes, including changes in the way assets and liabilities are recognized in purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. The above provisions for changes in accounting requirements prescribed by FASB ASC 805, effective for the Company beginning July 1, 2009, were adopted in the first quarter of fiscal 2010 with no impact on our financial statements at September 30, 2009.

In December 2007, the FASB issued changes in accounting and reporting for minority interests prescribed by FASB ASC, Consolidation (“FASB ASC 810”). Per the changes, minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. The provision changes of FASB ASC 810, discussed above, were effective for the Company beginning July 1, 2009 and apply prospectively, except for the presentation and disclosure requirements, which will apply retrospectively. The adoption of above changes in accounting and reporting requirements for minority interests of FASB ASC 810 had no impact on our financial statements as we have no minority interests as of September 30, 2009.

FASB ASC 820, Fair Value Measurements and Disclosures (“FASB ASC 820”) establishes a standard definition of fair value, and a framework under generally accepted accounting principles to measure fair value and expands disclosure requirements for fair value measurements. On July 1, 2008, the Company adopted the provisions of FASB ASC 820 for assets and liabilities measured or disclosed at fair value on a recurring basis. The provisions of FASB ASC 820 were adopted for nonfinancial assets and liabilities measured on a non-recurring basis on July 1, 2009 and had no impact on our consolidated financial statements at September 30, 2009 as we currently have no nonfinancial assets and liabilities measured on a non-recurring basis at fair value.

In June 2008, the FASB issued revisions to FASB ASC 260, Earnings Per Share (“FASB ASC 260”) which prescribe guidelines on determining whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share. Further, the revisions clarify that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two class method. The above provisions are effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. As we have no share-based payment transactions that contain pre-vesting dividend rights, our adoption of those provisions July 1, 2009 had no impact on our calculated earnings per share.

FASB, ASC 855, Subsequent Events (“FASB ASC 855”) prescribes the general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The adoption of FASB ASC 855 did not have a material effect on our consolidated financial statements; however, any future effect is dependent on the occurrence of subsequent events that fall under the scope of this standard.

Quantitative and Qualitative Disclosures About Market Risk

Term Loan and Revolving Credit Facility

Borrowing under each of our Term Loan and Revolving Credit Facility Agreement are subject to floating interest rates. These floating interest rates subject us to the risk of increased interest costs associated with any upward movements in interest rates. Under both our Term Loan and our Revolving Credit Facility, our borrowing interest rate is a prime lending rate plus a spread or a LIBOR-based rate plus a spread, whichever we select. At

January 4, 2010 our total Term Loan and Revolving Credit Facility debt outstanding were $270.8 million and $0.0 million, respectively. At June 30, 2009 our total term loan and our revolving credit facility debt outstanding were $272.6 million and $0.0 million, respectively. Based on our level of borrowings at June 30, 2009, after taking into consideration the favorable effects of our interest rate swap, a 1.0% increase in interest rates would increase our interest expense annually by $1.3 million for fiscal 2010 and an average of $2.7 million for the three subsequent fiscal years.

We were required by October 25, 2006, under our Term Loan, to purchase interest rate protection on at least $120.0 million of the Term Loan for not less than three years. To satisfy this requirement, on October 18, 2006, we entered into an interest rate cap agreement for a one time expense of approximately $0.3 million. The interest rate cap provided protection on $120.0 million of our long term debt over a three year period, which ended October 31, 2009, if LIBOR exceeded 6.0%.

In June, 2008 we also entered into a two year $135 million interest rate swap whereby we effectively fixed the interest rate at 3.406% plus a 2.5% spread (total 5.906%) on a portion of our outstanding debt.

Commodity Swaps

Starting in mid October 2008 and continuing through the end of December 2008 we entered into a series of commodity swaps, with various short-term maturity dates, to mitigate losses on our C4 Products inventory, specifically Raffinate-3. The swaps matured at various dates through January 2009 and resulted in aggregate net realized gains of $3.7 million.

In August and September 2009 we entered into a series of commodity swaps to mitigate risk on our inventory of fuel related products. The first tranche of the series matured September 30, 2009, resulting in a realized gain of $0.3 million. The remaining three tranches of the commodity swap mature on the last day each of the three months ending December 31, 2009. The outstanding tranches of the commodity swap at September 30, 2009 are for 100,000 barrels of U.S. Gulf Coast gasoline at a fixed price on 30,000 barrels at $1.8490 per gallon, on 35,000 barrels at $1.5935 per gallon and 35,000 barrels at $1.6065 per gallon. A net unrealized loss, shown in the “Unrealized (gain) loss on derivatives” line on the Condensed Consolidated Statements of Operations, was recorded on the remaining commodity swap for $0.2 million in September 2009.

Interest Rate Risk

We are impacted by changes in the floating interest rates under our Term Loan and Revolving Credit Facility. Our interest rate under both facilities is a prime lending rate plus a spread or a LIBOR-based rate plus a spread, whichever we select. We manage our exposure to interest rate movements by utilizing financial derivative instruments. In June 2008 we entered into a two-year, $135 million interest rate swap whereby we fixed the interest rate at 3.406% plus a 2.5% spread (total 5.906%) on that portion of the Term Loan outstanding debt. Additionally, under our Term Loan we were required to purchase interest rate protection on at least $120.0 million of the Term Loan for not less than three years. To satisfy this requirement, on October 18, 2006, we entered into an interest rate cap agreement for a one time expense of approximately $0.3 million. The interest rate cap provided protection on $120.0 million of our long term debt over a three-year period, which ended October 31, 2009, if LIBOR exceeded 6.0%.

The fair value of the interest rate cap, and interest rate swap net liability at September 30 and June 30, 2009 was $3.0 million and $3.5 million, respectively. Neither instrument has been designated as a hedge; consequently, changes in the fair values are recognized in earnings in the period the changes occur. For the three months ended September 30, 2009, we recorded an unrealized gain on the interest rate swap, and interest rate cap of $0.4 million. This gain represented the change in estimated fair value of the instruments during the three months ended September 30, 2009.

If the balance of our loan facilities at June 30, 2009 were to remain constant, and taking into consideration the effects of the financial derivative instruments described above, a 1.0% increase in market interest rates would decrease our net income by $1.3 million for fiscal year 2010 and an average of $2.7 million for the three subsequent fiscal years.

Purchase and Sales Contract Risk

None of our contractual arrangements insulates us completely from the impact of volatility in commodity prices. This volatility generally benefits us as prices for our products rise and negatively impacts us as prices fall. Some products, such as raffinates, have seasonal variations in their sales that can result in slow inventory turnover during identifiable periods. Our strategy is to keep inventory at minimum levels required to service our customers whenever possible.

The economic crisis that developed throughout fiscal 2009 resulted in a significant decline in the prices for fuel-related products, including goods made by our customers using the products we manufacture and sell. The rapid decrease of such prices lowered the value of our product inventories below cost. As a result, we recorded lower-of-cost-or-market adjustments on our inventory in the aggregate amount of $21.0 million for the quarters ended September 30 and December 31, 2008 and $1.2 million for the quarter ended September 30, 2009. It is possible that we could record similar adjustments in future periods, under similar circumstances.

ITEM 3.	PROPERTIES

Our Principal Facilities

Overview. We have three principal processing facilities. The Houston, Texas facility is used in both our C4 Processing segment and our Performance Products segment. The Port Neches, Texas facility is used in our C4 Processing segment, and the Baytown, Texas facility is used in our Performance Products segment. We have active aggregate butadiene extraction capacity of 1.7 billion pounds per year and total aggregate butadiene extraction capacity of 2.1 billion pounds per year at our Houston and Port Neches facilities. These two facilities were built in tandem by the U.S. Government in the 1940s and have complementary processes and logistics with a similar layout and design. The two facilities are located at each end of the 90-mile Texas Butadiene Pipeline Corridor, giving us the unique position of servicing customers from either end of the pipeline. Our facilities provide convenient access to other Gulf Coast petrochemicals producers and are connected to facilities of several of our customers and raw material suppliers through an extensive pipeline network. In addition, our Houston and Port Neches facilities are serviced by rail, tank truck, barge and ocean-going vessel networks. Our Houston and Port Neches facilities have a high amount of operational flexibility in the quality grade of crude C4 feedstocks that can be processed. Our Baytown facility produces nonene, tetramer and associated by-products. We consider each of our processing facilities to be sufficient for its intended use.

Our Houston Facility. Our Houston facility is located approximately one mile from the Houston Ship Channel and has total capacity to process 2.4 billion pounds per year of crude C4. From the crude C4, the plant has the following annual production capacities, all of which are active: 1.2 billion pounds of butadiene, 315 million pounds of butene-1, 740 million pounds of raffinate, 145 million pounds of HPIB, 80 million pounds of DIB and 255 million pounds of PIB. It can also process 700 million pounds of purchased isobutylene annually, and has total MTBE production capacity of 2.7 billion pounds, of which 775 million pounds is active. Reactivation of the non-active MTBE production capacity at our Houston facility would likely require a significant capital investment. This facility allows us to realize substantial benefits by separating and upgrading the various components in the crude C4 and isobutylene streams we purchase. This facility was designed and constructed with spare and parallel equipment to enable us to shut down individual units for repair or maintenance without having to shut down the entire facility, thereby maximizing throughput. In addition, the facility has the physical space to allow for new plants to upgrade existing products or to accept new crude C4 and isobutylene feedstocks.

The location of the facility provides access to other Gulf Coast petrochemicals producers and directly connects us to facilities of several of our customers and raw material suppliers through an extensive pipeline network in the immediate area. Our Houston facility is also serviced by rail, tank truck, barge and ocean-going vessels. Our Houston facility also has access via pipeline to salt-dome storage facilities located at Mont Belvieu and Pierce Junction, Texas. The plant is situated on a 257-acre tract, with approximately 230 acres wholly owned by us, and the remaining 27 acres owned 75% by us and 25% by a third party.

The Houston facility was originally constructed in 1942 by the U.S. Government with start-up in 1944 by Sinclair Oil. The facility was acquired by Tenneco and FMC Corp. in 1954. In 1984, the Houston facility was acquired by Texas Petrochemicals Corporation, a successor to Texas Olefins Company.

Our Port Neches Facility. Our Port Neches facility is located on a 154-acre site in Jefferson County, Texas and has total capacity to process 1.8 billion pounds and active capacity to process 970 million pounds per year of crude C4. From the crude C4, the plant has total production capacity of 900 million pounds and active capacity of 485 million pounds per year of butadiene, total production capacity of 900 million pounds and active production capacity of 485 million pounds per year of raffinate and total production capacity of 1.1 billion pounds per year of MTBE, none of which is active. Reactivation of the non-active MTBE production capacity at our Port Neches facility would likely require a significant capital investment. The facility has direct pipeline access to many butadiene customers, suppliers and refineries, and also has access to additional suppliers and customers via barge, ship, rail and truck. Similar to our Houston facility, the Port Neches facility was designed and constructed with spare and parallel equipment to enable us to shut down individual units for repair or maintenance without having to shut down the entire facility. The Port Neches facility has also benefited from historical capital investments to improve energy consumption rates that allow the facility to operate with significantly lower energy costs while processing high feedstock volumes.

The Port Neches facility was originally constructed in 1942 by the U.S. Government with initial processing beginning in 1944 for Texaco, Gulf, U.S. Rubber and B.F. Goodrich. The facility was acquired by Huntsman Corporation in its 1994 acquisition of Texaco’s chemical business and subsequently acquired by us in June 2006.

Our Baytown Facility. Our Baytown facility is located on an approximately 165 acre site in Harris County, Texas. This facility, which was previously idle, began producing nonene and tetramer in August 2007. The facility also operates as a petrochemicals products terminal providing storage and logistics services for nearby chemical companies, and has a total and active capacity to produce 150 million pounds of propylene derivatives.

Pressurized Barge Joint Venture

We have a 50% interest in a joint venture with Kirby Inland Marine, Inc. The joint venture owns and operates four pressurized barges, which have very specialized cargo units for transporting chemicals. This joint venture was originally formed in the 1980s. Under the joint venture, each party owns half of the assets and we pay Kirby Inland an operating fee for transporting our products. Due to the long build-time for these barges (two years) and the high transportation fees charged to non-owning entities, this joint venture allows us to manage our barge transportation costs. If we are not using the barges at full capacity, we can make them available to third parties on negotiated terms.

Our Other Facilities

We own approximately 215 miles of product and feedstock pipelines, which give us the ability to directly connect some of our facilities, docks, product terminals, feedstock suppliers and customers. For our butadiene customers, we own and operate a proprietary butadiene pipeline system that connects to the following facilities: Firestone - Orange; Invista - Orange; Lanxess - Orange; ISP - Port Neches; Goodyear - Beaumont; and Goodyear - Houston. This pipeline network allows us to serve many of our butadiene customers independent of the Texas Butadiene Pipeline Corridor, which is controlled by ExxonMobil and upon which other suppliers must rely for transportation.

We also own and operate storage and terminal assets in Baytown, Texas and Lake Charles, Louisiana for several parties. We also have 20 million pounds of butadiene storage capability at our Houston facility, constituting the largest butadiene storage capacity on the Gulf Coast.

For receipt of crude C4 at our Houston and Port Neches facilities, we either own pipelines to or have direct pipeline connections with the following ethylene producers: ChevronPhillips - Sweeny, ChevronPhillips – Cedar Bayou, ChevronPhillips - Port Arthur, ExxonMobil - Port Arthur, Huntsman - Port Neches, and Flint Hills Resources - Port Arthur. Further, we lease 20 million pounds of pressurized storage for crude C4 from Targa Resources - Galena Park, to and from which we have direct pipeline connections with our Houston facility. We handle and store a portion of Shell’s crude C4 for its Deer Park butadiene processing facility through this terminal for a fee. In addition, we have pipeline connections to Equistar - Channelview and Sabina - Port Arthur for receipt of crude C4 from those processing facilities anytime they have operating problems.

We serve our raffinates customers through an extensive network of company-owned and third party-owned pipelines. We have proprietary pipelines to Motiva - Port Arthur, Valero - Port Arthur, and Shell - Deer Park. In addition, we have pipeline agreements with third-parties that allow connection and delivery with the following refineries: Total - Port Arthur; Valero - Houston; Valero - Texas City; Pasadena Refining - Houston; BP - Texas City; and Marathon - Texas City. We also lease salt-dome storage capacity for raffinates at Pierce Junction, Texas, and the majority of these refiners are connected to this storage site. This storage system ties our raffinates customers to a ready supply of the product, delivered by pipeline, on very short notice.

We also own proprietary pipelines for shipment of butene-1 to the Dow - Texas City plant and concentrated isobutylene to the Lubrizol-Deer Park plant. We lease storage capacity and have terminaling capabilities for polyisobutylenes in Hammond, Indiana for servicing northern U.S. customers and additional leased terminal capacity in the Houston area. We own and operate a co-generation facility at our Houston facility, which produces 35 megawatts of natural gas generated electricity. This electricity is utilized primarily by our Houston facility, with the remainder (normally between 5 and 10 megawatts) sold to the Electric Reliability Council of Texas grid at market prices.

Our executive offices are located in Houston, Texas.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of October 5, 2009 (except as otherwise noted below), by: (i) each person known by us to be the beneficial owner of more than five percent (5%) of the outstanding shares of our common stock; (ii) each of our directors, (iii) each of our named executive officers; and (iv) all directors and executive officers as a group. Based on information furnished by such stockholders, we believe that each person has sole voting and dispositive power over the shares indicated as owned by such person unless otherwise indicated. Restricted stock is included in the table below, although transferability of such shares may be restricted. The address of each director and officer is the same as the address for our executive offices.

Name	Number of Shares Beneficially Owned		Percentage Beneficially Owned[1]

5% Stockholders:

Castlerigg Master Investments, Ltd	3,243,413	[2]	18.1%
C/O Sandell Asset Management, Ltd
40 W. 57th Street, Floor 26
New York, NY 10019-4001

QVT Financial LP	2,917,696	[3]	16.3%
1177 Avenue of the Americas
9th Floor
New York, NY 10036

Ramius LLC	1,907,395	[4]	10.7%
599 Lexington Avenue, 21st Floor
New York, NY 10222

One East Partners Master, LP	1,289,002	[5]	7.2%
1 East 57th Street, 10th Floor
New York, NY 10022

Morgan Stanley& Co., Incorporated	903,640	[6]	5.0%
1585 Broadway
New York, NY 10036

Our directors and named executive officers:

Charles W. Shaver	838,031	[7]	4.6%
James A. Cacioppo	1,371,934	[8]	7.7%
Michael E. Ducey	—		—
Kenneth E. Glassman	—		—
Richard B. Marchese	—		—
Jeffrey M. Nodland	—		—
John J. Robbins	47,958	[9]	*
Jeffrey A. Strong	—		—
Tyrone K. Thayer	45,799	[10]	*
Sergey Vasnetsov	6,732	[11]	*
Ruth I. Dreessen	210,913	[12]	1.2%
Russell T. Crockett	—		—
Luis E. Batiz	40,000	[13]	*
Christopher A. Artzer	92,871	[14]	*

Directors and executive officers as a Group (15 persons)	2,666,238	[15]	14.4%

*	Indicates beneficial ownership not exceeding 1.0%.

Notes to Beneficial Ownership Table:

[1]

The percentage beneficially owned is calculated based on 17,897, 904 shares of our common stock issued and outstanding as of October 5, 2009. In addition, if a person has the right to acquire beneficial ownership of shares by exercise of outstanding options within 60 days, those shares are deemed beneficially owned by that person as of that date and are deemed to be outstanding solely for the purpose of determining the percentage of common stock that he or she owns. Those shares are not included in the computations for any other person.

[2]	Represents information received from such stockholders on September 24, 2009.
[3]	Represents information received from such stockholders on September 23, 2009.
[4]

Represents information received from such stockholder on October 7, 2009. Includes 1,468,246 shares held by Ramius Credit Opportunities Master Fund Ltd and 439,149 shares held by Ramius Enterprise Master Fund Ltd. On September 15, 2008, 1,451,405 shares of Common Stock reported herein as being beneficially owned by Ramius Credit Opportunities Master Fund and 25,000 shares of Common Stock reported herein as being beneficially owned by Ramius Enterprise Master Fund (collectively, the “Frozen Shares”) were frozen in Ramius Credit Opportunities Master Fund’s and Ramius Enterprise Master Fund’s prime brokerage accounts, respectively, as a result of Lehman Brothers International (Europe) (“LBIE”), which, through certain of its affiliates, was a prime broker for each of Ramius Credit Opportunities Master Fund and Ramius Enterprise Master Fund. The current status of the Frozen Shares under LBIE’s administration proceedings has not been determined. Ramius Credit Opportunities Master Fund and Ramius Enterprise Master Fund claim beneficial ownership over the Frozen Shares until such time a final determination concerning the Frozen Shares is made.

Ramius Advisors, LLC (“Ramius Advisors”) is the investment advisor of each of Ramius Enterprise Master Fund Ltd and Ramius Credit Opportunities Master Fund Ltd and consequently has voting control and investment discretion over securities held by Ramius Credit Opportunities Master Fund Ltd and Ramius Enterprise Master Fund Ltd. Ramius Advisors disclaims beneficial ownership of these securities. Ramius LLC (“Ramius”) is the sole member of Ramius Advisors and may be considered the beneficial owner of any securities deemed to be beneficially owned by Ramius Advisors. Ramius disclaims beneficial ownership of these securities. C4S & Co., LLC (“C4S”) is the managing member of Ramius and may be considered the beneficial owner of any securities deemed to be beneficially owned by Ramius. C4S disclaims beneficial ownership of these securities. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S and may be considered beneficial owners of any securities deemed to be beneficially owned by C4S. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these securities.

[5]	Represents information received from such stockholder on October 8, 2009.
[6]	Represents information received from such stockholder on October 7, 2009.
[7]	Includes 398,876 shares that may be acquired pursuant to outstanding stock options which are currently vested or may vest within the next 60 days.
[8]

Includes 5,066 shares that may be acquired pursuant to outstanding stock options which are currently vested or may vest within the next 60 days. Also includes 1,289,002 shares of Common Stock held by One East Partners Master, LP (the “Partners Fund”). Mr. Cacioppo is a managing member of the general partner of the Partners Fund and as such may be deemed to be a beneficial owner of Partners Fund’s shares. Mr. Cacioppo has disclaimed beneficial ownership of the Partners Fund’s shares to the extent he does not have a pecuniary interest in such shares.

[9]

Includes 34,211 shares that may be acquired pursuant to outstanding stock options which are currently vested or may vest within the next 60 days. Mr. Robbins retired from the Board on December 4, 2009.

[10]	Includes 30,211 shares that may be acquired pursuant to outstanding stock options which are currently vested or may vest within the next 60 days. Mr. Thayer retired from the Board on December 4, 2009.
[11]	Includes 5,066 shares that may be acquired pursuant to outstanding stock options which are currently vested or may vest within the next 60 days.
[12]	Includes 123,050 shares that may be acquired pursuant to outstanding stock options which are currently vested or may vest within the next 60 days.
[13]	Includes 20,000 shares that may be acquired pursuant to outstanding stock options which are currently vested or may vest within the next 60 days.
[14]	Includes 49,159 shares that may be acquired pursuant to outstanding stock options which are currently vested or may vest within the next 60 days.
[15]	Includes 671,639 shares that may be acquired pursuant to outstanding stock options which are currently vested or may vest within the next 60 days.

Item 5.	DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information concerning our executive officers and directors as of January 4, 2010:

Name	Age	Position

Michael E. Ducey	61	Chairman of the Board

Charles W. Shaver	51	President, Chief Executive Officer and Director

James A. Cacioppo	47	Director

Kenneth E. Glassman	37	Director

Richard B. Marchese	67	Director

Jeffrey M. Nodland	54	Director

Jeffrey A. Strong	32	Director

Sergey Vasnetsov	46	Director

Ruth I. Dreessen	53	Executive Vice President and Chief Financial Officer

Russell T. Crockett	46	Senior Vice President, Commercial

Luis E. Batiz	55	Senior Vice President of Operations

Christopher A. Artzer	38	Vice President, General Counsel and Secretary

Paula S. Sharp	56	Vice President of Human Resources

Michael E. Ducey was President and Chief Executive Officer and a director of Compass Minerals International, Inc., a producer of salt and specialty fertilizers, from 2002 until his retirement in 2006. He previously worked for Borden Chemical, Inc., a diversified chemical company, from 1972 to 2002, where he held various management, sales, marketing, planning and commercial development positions, including serving as President and Chief Executive Officer from 1999 to 2002 and Executive Vice President and Chief Operating Officer from 1997 to 1999. Mr. Ducey provides consulting services from time to time as an Operating Partner with Apollo Management, a position he has held since 2006. He is also a director of Verso Paper Corp., and a former director of UAP Holding Corp., the parent of United Agri Products, Inc. Mr. Ducey has a B.A. from Otterbein College and an M.B.A. from the University of Dayton.

Charles W. Shaver has served as a director and as our President and Chief Executive Officer since July 2004. Mr. Shaver has more than 29 years of experience in the chemicals industry. Mr. Shaver joined our Company from GenTek, Inc., where he was a Vice President and the General Manager for the Performance Products segment since 2001. Prior to GenTek, Mr. Shaver was the Vice President and General Manager of the Performance Products division of Arch Chemicals, Inc., where he served from 1999 to 2001. He was the President and Chief Operating Officer of MMT Environmental, Inc. from 1996 to 1998. Mr. Shaver began his career with Dow Chemical Co. in 1980, serving in various business units of the company. Mr. Shaver serves on the advisory board to the Look College of Engineering at Texas A&M University and is a member of the Board of Directors of the NPRA (National Petroleum Refiners Association) and the ACC (American Chemistry Council). He is also a past board member of the API (American Polyurethane Institute), the CCC (Chlorine Chemistry Council), and executive contact for the ACC. He is a graduate of Texas A&M University with a B.S. in Chemical Engineering.

James A. Cacioppo is co-portfolio manager of One East Capital Advisors, LP, an investment adviser, a position he has held since March 2006. From July 2002 through January 2006, Mr. Cacioppo served as President and Co-portfolio Manager of Sandell Asset Management Corp. and Castlerigg Master Investments Ltd. From January 2000 through July 2002, Mr. Cacioppo was a principal and the director of investment research at Castlerigg. Mr. Cacioppo earned a B.A. from Colgate University and an M.B.A. from Harvard Business School.

Kenneth E. Glassman is a former Senior Managing Director of Sandell Asset Management, where he served from January 2006 to September 2009. Prior to Sandell Asset Management, Mr. Glassman was Managing Director, Portfolio Manager and co-Head of the High Yield and Distressed Investment Group of Goldman, Sachs & Co. He worked on Goldman Sachs’ High Yield and Distressed desk since 1998 and became Co-Head in 2003. From 1994 to 1996, Mr. Glassman was a Financial Analyst in the Equity Capital Markets division of Salomon Brothers Inc. Mr. Glassman earned a B.A. in Economics from Yale University where he graduated Magna Cum Laude with Distinction in Economics and was admitted to Phi Beta Kappa. He also received an M.B.A. from The Wharton School of Business where he was a Palmer Scholar.

Richard B. Marchese served for fourteen years as the Vice President Finance, Chief Financial Officer and Treasurer of Georgia Gulf Corporation, retiring at the end of 2003. Prior to 1989, he served as the Controller of Georgia Gulf Corporation, the Controller of the Resins Division of Georgia Pacific Corporation and Treasurer and Controller of XCEL Corporation. Mr. Marchese is a member of the board of directors of Blue Linx Holdings, Inc. and Nalco Holding Company and is a member of the board of directors of Quality Distribution, Inc., where he serves on the Executive Committee. Mr. Marchese holds a B.S. in Accounting from Fairleigh Dickinson University.

Jeffrey M. Nodland is the President and Chief Executive Officer and a director of KIK Custom Products, a position he has held since February 2008. Prior to this role, Mr. Nodland was an independent consultant from 2006 to 2008. Mr. Nodland held several executive positions with Hexion Specialty Chemicals Inc., including President of the Coatings and Inks Division from 2005 to 2006, and President and COO of Resolution Specialty Materials from 2004 to 2005. He also served as President and COO of Resolution Performance Products from 2001 to 2004, President and CEO of McWhorter Technologies from 1994 to 2001 and spent seventeen years in senior executive roles with The Valspar Corporation. Mr. Nodland is also a director of California Products Corporation. He has a B.A. in Business Administration from Augsburg College and an M.B.A. from the College of St. Thomas.

Jeffrey A. Strong has been a senior investment professional at QVT Financial LP since 2005, focusing primarily on global special situations. From 2001 until 2005 he was an analyst at Shenkman Capital Management, focusing on high yield bond investments across the chemical, telecom and healthcare industries. Mr. Strong has an M.B.A. from the College of William & Mary, a B.S. from the University of Missouri and is a CFA® charterholder member.

Sergey Vasnetsov has served as a Managing Director for Barclays PLC since September 2008. Before then, he served in the same role with Lehman Brothers Holdings Inc. from June 1999. In both positions, Mr. Vasnetsov led a chemical research team responsible for coverage of 15 major U.S. chemical companies, including DuPont, Dow Chemical, PPG, Monsanto, Praxair, Air Products, Rohm & Haas, Celanese and Valspar. He has 11 years of chemical research experience, both in academic and applied industrial areas, and 14 years of Wall Street financial and economic research experience. After study at Oxford University (U.K.) as a George Soros Scholar in 1989-90, Mr. Vasnetsov worked for five years at the Union Carbide R&D Center as a Senior Chemist and a Project Scientist. Since 1996, Mr. Vasnetsov has been working on Wall Street, specializing in economic and financial research for the U.S. chemical industry. He served as a member of the Advisory Board for the Chemical & Engineering News Magazine and the Asian Chemical News. He has an M.B.A. in Finance from Rutgers University and M.Sc. in Chemistry from Novosibirsk University, Russia.

Ruth I. Dreessen has served as our Executive Vice President and Chief Financial Officer since November 2005. From May 2003 to November 2005, Ms. Dreessen served as the Chief Financial Officer and Senior Vice President of Westlake Chemical Corporation, and served as a member of the Board of Directors of Westlake Chemical Corporation. Ms. Dreessen previously served as a director of Better Minerals & Aggregates, Corp. and Georgia Gulf Corp. Prior to joining Westlake, Ms. Dreessen held numerous senior positions with JP Morgan Chase & Co. Ms. Dreessen holds a Bachelor’s degree from New College in Florida and a Master’s degree from Columbia University.

Russell T. Crockett was appointed Senior Vice President, Commercial in September 2008. From April 2001 to January 2008, Mr. Crockett previously served as Vice President, Chemical Sales Americas for LyondellBasell Industries. He has also served as Vice President Responsible Care and Engineering, Hydrocarbons Plant Manager—Channelview, Business Director, Aromatics & Fuels and Treasury Management support for Lyondell Chemical Company from January 1996 to April 2001. Mr. Crockett began his career with EI Dupont de Nemours & Co., serving in successive business and operations assignments. Mr. Crockett holds an M.B.A. from University of Michigan and a B.S. in Chemical Engineering from Carnegie-Mellon University.

Luis E. Batiz was appointed as Senior Vice President of Operations in March 2007. Mr. Batiz previously served as Vice President Production, Shell Oil Products, from 2004 to 2007, and as President of Best Business Solutions, a business brokerage firm, from 2003 to 2004. Mr. Batiz holds a B.S. in Chemical Engineering from University of Puerto Rico and a M.S. in Nuclear Engineering from Georgia Institute of Technology.

Christopher A. Artzer was appointed as Vice President, General Counsel & Secretary in December 2004. Prior to joining our Company, Mr. Artzer was counsel at the law firm of Akin Gump Strauss Hauer and Feld LLP in Houston, Texas. Mr. Artzer received a B.A. in Government from Dartmouth College and a J.D. from the University of Texas Law School.

Paula S. Sharp was appointed as Vice President of Human Resources in January 2007. Prior to joining our Company, Ms. Sharp served as Human Resources Director with BP America from 2000 to January 2007. Ms. Sharp received a B.B.A. from Lamar University and an M.B.A. from DePaul University. She is also an instructor in Rice University’s Glasscock School of Continuing Studies in the Human Resources Professional Development program.

ITEM 6.	EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis contains statements regarding our named executive officers’ performance targets and goals. These targets and goals are disclosed in the limited context of our compensation programs and contain forward-looking statements that reflect our plans, estimates and beliefs. Factors that could cause or contribute to differences between actual results and our forward-looking statements are discussed elsewhere in this registration statement, particularly in “Cautionary Information Regarding Forward Looking Statements” and in “Risk Factors” in Item 1A. We caution investors not to apply these statements to other contexts.

Executive Summary

The most significant Compensation Committee decisions made during fiscal year 2009 included the following:

•	evaluating the compensation of our executive officers;

•	establishing targets under our senior management incentive plan for fiscal 2009;

•	developing parameters for the 2009 Long-Term Incentive Plan, which was approved by our stockholders on November 11, 2008; and

•	hiring of, and negotiation of an employment agreement with, our Senior Vice President – Commercial.

Overview

The following Compensation Discussion and Analysis describes the material elements of compensation for our executive officers identified in the Summary Compensation Table below (our “named executive officers”). The Compensation Committee of our Board of Directors maintains responsibility for overseeing the development of an executive compensation philosophy, strategy and framework that remains consistent with our business objectives and the interests of our stockholders.

Compensation Philosophy and Overall Objectives

Our executive compensation policy strives to ensure that executive compensation links directly to continuous improvements in corporate performance and to increases in stockholder value while at the same time motivating and retaining key employees. The Compensation Committee established the following objectives as guidelines for compensation decisions:

•	Our executive compensation programs should be integrated with our annual and long-term business objectives so that executives remain focused on the fulfillment of these objectives.

•

Our executive compensation packages must include a significant variable component that directly links compensation with our overall performance, in order to align executive compensation with the interests of stockholders.

•	We must provide a competitive total compensation package that enables us to attract and retain key executives.

The Compensation Committee regularly reviews our compensation programs to ensure that base salary levels and incentive opportunities remain competitive and reflect performance. In evaluating compensation levels for each named executive officer, the Compensation Committee reviews compensation surveys, including surveys from Towers Perrin Inc. and Hewitt Associates Inc.

Role of Compensation Consultants

In fiscal 2008, the Company retained Towers Perrin, an independent compensation consultant, to compare the compensation levels and compensation elements of many of our employees, including our named executive officers, to that of employees and executives holding positions with companies included in a compilation of broad industry surveys prepared by Towers Perrin and others, filtered for relevance by company revenue size. The Compensation Committee believes that this compilation presents relevant information for comparison purposes due to its broad coverage of the petrochemicals industry. The Towers Perrin presentation considered each element of compensation. We collectively refer to the information in this compilation, together with annual updates through the Company’s participation in Towers Perrin’s premier survey, as “survey data” throughout this Compensation Discussion & Analysis. The Compensation Committee uses the salary data, including the 50th and other percentiles, as an initial indicator of compensation range with respect to base salary, but makes final subjective decisions as to individual compensation based on prevailing market conditions and the individual’s experience and background, among other factors. As such, the survey data serves as a guide in formulating compensation, but is not determinative of compensation levels in and of themselves.

In fiscal 2008 and 2009, Hewitt Associates provided the Compensation Committee with advice on equity incentive compensation plans, including the proposal of a new plan and types of awards to grant our named executive officers. After consideration of Hewitt’s recommendations, the Compensation Committee developed and recommended to our shareholders for approval the 2009 Long Term Incentive Plan, which reflected almost all of Hewitt’s recommendations. Our stockholders approved the plan on November 11, 2008. However, no awards were made during fiscal 2009 to any employees, including the named executive officers.

Role of Chief Executive Officer in Establishing Compensation for Named Executive Officers

Our Chief Executive Officer attends our Compensation Committee meetings by invitation. When the Compensation Committee discusses specific compensation issues relating to him, the Chief Executive Officer excuses himself from the meeting. Each year, our Compensation Committee requests that our Chief Executive Officer provide recommendations to the Compensation Committee in its evaluation of compensation for each of the named executive officers (other than himself), including recommendations of individual cash and equity compensation. Specifically, the Compensation Committee requests that our Chief Executive Officer provide performance results on each of the other named executive officers.

Taking into account this input, the Compensation Committee can then exercise its discretion in modifying any recommended adjustments or awards to our named executive officers. The Compensation Committee independently reviews the performance of our Chief Executive Officer and approves the appropriate cash and equity compensation.

The Chief Executive Officer also provides input into the setting of the performance objective(s) each fiscal year. The Chief Executive Officer presents the Compensation Committee with results achieved for the individual objectives by the other named executive officers.

Role of General Counsel in Compensation Committee

At the request of the Compensation Committee, our Vice President and General Counsel assists the committee by acting as a liaison between the committee and members of our management, serving as the committee’s secretary, and advising the committee on various legal matters.

Elements of Compensation for Named Executive Officers

Our executive compensation program consists of:

•	base salary;

•	annual incentive compensation;

•	long-term incentives;

•	retirement benefits;

•	relocation benefits;

•	health and welfare benefits;

•	executive perquisites; and

•	severance benefits.

We consider the first three elements our core direct compensation program. The remaining items constitute indirect compensation elements, but are important components of the total compensation package offered to our named executive officers.

We use each of these elements because we believe they provide the compensation mix required to attract and retain talented executives, reward them for quality performance, and motivate them to focus on both our short-term and long-term performance. We believe attracting and retaining qualified executives requires an adequate base salary. We set base salaries and annual incentive targets at the time an employment agreement is negotiated at market competitive compensation based on the position. We base periodic salary increases and annual incentive awards on annual financial and operating results. Equity awards motivate our executives to achieve long-term results and aid long-term retention of our executives. Compensating our executives for positive Company performance in both the short-term and the long-term is intended to serve our goal of aligning our executives’ compensation with the interests of our stockholders. We offer named executive officers the same retirement and health and welfare benefits as we provide all our employees. We do offer some additional perquisites to our named executive officers as described below. We believe that providing severance benefits allows us to attract and retain executive talent. Accordingly, we provide post-termination benefits to our named executive officers as described below.

We discuss below the various components of the compensation programs for executive officers and the specific actions taken by the Compensation Committee in fiscal 2009 related to each element.

Base Salary

We intend for named executive officer base salaries to reflect individual contributions as determined through performance evaluations. In addition to individual job performance and the above-referenced survey data, other factors may be taken into consideration, such as cost-of-living increases, as well as an individual’s perceived potential with us. The Compensation Committee approves base salary levels for named executive officers using the survey data described above as an initial indicator of compensation range with respect to base salary, but makes final subjective decisions as to individual compensation based on the named executive officer’s job duties and responsibilities, prevailing market conditions and the individual’s experience and background.

It has become the established practice of the Compensation Committee to review and, if deemed appropriate and consistent with the compensation philosophy described in this analysis, adjust the base salaries of our named executive officers annually. Our employment agreements with named executive officers allow the base salary specified therein to be reviewed but not decreased by the Compensation Committee. The Compensation Committee considers all of the factors mentioned in the preceding paragraph, combined with the named executive officers’ current compensation and their performance as reported (in the case of each named executive officer other than our Chief Executive officer) by our Chief Executive Officer.

During the first quarter of fiscal 2009, the Compensation Committee evaluated the base salary to be paid to Russell T. Crockett if he agreed to accept the position of Senior Vice President – Commercial with the Company. Based upon its review of survey data and market trends, as well as negotiation with Mr. Crockett, the Compensation Committee agreed to an initial base salary of $360,000 per year pursuant to an employment agreement effective September 2, 2008.

Also during the first quarter of fiscal 2009, the Compensation Committee undertook its annual review of base salaries of the named executive officers to consider whether an adjustment would be appropriate. Based on its review of survey data, market trends, and general economic conditions existing at the time, the Compensation Committee concluded that the base salaries for our named executive officers would remain unchanged with the exception of Luis E. Batiz, Senior Vice President – Operations, who received an increase to place his base salary more in line with employees having comparable responsibilities at other companies. Accordingly, base salary adjustments for our named executive officers during fiscal year 2009 were as follows:

Name	Salary as of July 1, 2008	Salary Effective October 1, 2008	% Increase

Charles W. Shaver	$650,000	$650,000	—
Ruth I. Dreessen	$400,000	$400,000	—
Russell T. Crockett	$—	$360,000	N/A
Luis E. Batiz	$275,000	$283,250	3.0%
Christopher A. Artzer	$245,000	$245,000	—

Annual Incentive Awards

The Compensation Committee annually approves our senior management incentive plan, which provides for cash bonuses based on Company and individual performance. Each named executive officer is eligible to receive an annual incentive award equal to a target percentage of his or her base salary as stipulated in his or her employment agreement. Our employment agreements with named executive officers allow the target percentages specified therein to be reviewed but not decreased by the Compensation Committee. The following table outlines the target incentive percentages:

Name	Target Incentive (as Percentage of Base Salary)

Charles W. Shaver	100%
Ruth I. Dreessen	50%
Russell Crockett	65%
Luis E. Batiz	50%
Christopher A. Artzer	45%

Seventy percent of the target incentive is based upon achievement of Company objectives and thirty percent of the target incentive is based upon achievement of individual objectives, which may include certain department goals, by a particular named executive officer. However, the Compensation Committee may exercise discretion to withhold any or all payments under the annual incentive plan if a named executive officer does not meet some or all of his or her individual objectives.

Our Compensation Committee views EBITDA, as adjusted on a year-by-year basis to take into account specific board-directed goals or special projects, and annual free cash flow as the principal measures for achieving Company-level short-term objectives. EBITDA is earnings before interest, taxes, depreciation and amortization. For purposes of compensation decisions, the Compensation Committee adjusts EBITDA by removing from the EBITDA calculation certain items such as gains or losses on derivatives, non-cash stock-based compensation, loss or gains on sales of assets, and the impact of our Sarbanes-Oxley compliance project and other Board-directed projects. We refer to this variation of EBITDA as “Company Net EBITDA.” For purposes of compensation decisions, annual free cash flow is calculated by subtracting capital expenditures from Company Net EBITDA.

During the first quarter of fiscal 2009, the Compensation Committee established a Company Net EBITDA target of $112 million and an annual free cash flow target of $84.6 million for 2009, based on an aggressive budget approved by the Board. The Compensation Committee considered these targets to be relatively ambitious targets that would not be easily achieved. If Company Net EBITDA in fiscal 2009 was at least 90% of the goal and the Company achieved 100% of its annual free cash flow target, each named executive officer would be eligible to receive 80% of the Company component of the annual incentive award. Each additional 1% of Company Net EBITDA beyond the 90% would result in an additional 2% payout of targeted incentive for the Company component. If either Company Net EBITDA for fiscal 2009 was less than the 90% of the goal, or the Company failed to achieve its annual free cash flow target, then the named executive officers would not receive the Company component of the annual incentive award.

Our Compensation Committee also established individual objectives for each of the named executive officers, which are described in the table below. None of these individual goals were quantifiable in nature, and except as specifically indicated below, no weight was given to separate goals within individual categories.

During the first half of fiscal 2009, we experienced a significant decrease in revenues and earnings, reflecting the combined impact of substantially lower volumes driven by the aftermath of Hurricane Ike in September 2008 and the economic recession that led to a decline in commodity prices and a collapse in customer demand. The Compensation Committee recognized the exceptional efforts made by management to minimize the detrimental impact of these circumstances, but by the third quarter of fiscal 2009, it was clear that the previously established Company Net EBITDA and annual free cash flow targets exceeded by a significant amount that which could be obtained for the year, even assuming an extraordinary second half of the fiscal year. Accordingly, in early March 2009, the Compensation Committee established a modified 5-month Company Net EBITDA target of $29.7 million effective for the period commencing February 1, 2009 through June 30, 2009, in order to motivate senior management with a realistic incentive during the remainder of fiscal 2009. In an effort to simplify the metric by providing a single target and because the Compensation Committee believed management was sufficiently incentivized from an operating perspective to maximize cash flow, the previously linked free cash flow target was eliminated from the modified target. The percentage of the target incentive previously based upon achievement of Company objectives (70% for each of the named executive officers) was re-allocated, so that half of such percentage would be based upon the original annual target, and half of such percentage would be based on the modified 5-month target. The Compensation Committee considered the modified 5-month Company Net EBITDA target to be relatively ambitious, but achievable if operating results improved during the third and fourth quarters of fiscal 2009.

The Company and individual objectives established for each of the named executive officers for fiscal 2009, including department level goals for some named executive officers, together with the relative allocation between such objectives per the original and modified allocation percentages, and the percentages actually achieved, for each of the named executive officers are reflected in the table below:

		Allocation Percentage
Name	Specific Goal and Objective	Original	Modified	Achieved
Charles W. Shaver	Company Objectives:
	1. Annual Company Net EBITDA and annual free cash flow (linked)	70%	35%	0%
	2. Modified 5-month Company Net EBITDA	—	35%	100%
	Individual Objectives:
	3. SEC initiatives	20%	20%	100%
	4. Development of succession plan for organization	10%	10%	100%

Ruth I. Dreessen	Company Objectives:
	1. Annual Company Net EBITDA and annual free cash flow (linked)	70%	35%	0%
	2. Modified 5-month Company Net EBITDA	—	35%	100%
	IndividualObjectives:
	3. SEC initiatives	20%	20%	100%
	4. Allocated by CEO between (i) working capital targets; (ii) capital expenditure targets; and (iii) succession planning	10%	10%	100%

Russell T. Crockett	Company Objectives:
	1. Annual Company Net EBITDA and annual free cash flow (linked)	70%	35%	0%
	2. Modified 5-month Company Net EBITDA	—	35%	100%
	Individual Objectives:
	3. Allocated by CEO between (i) restructuring the commercial group, (ii) improving the economics for sales of principal products, (iii) developing commercial activity for the polyisobutylene expansion project, and (iv) revising the strategies for commercial business units	30%	30%	100%

Luis E. Batiz	Company Objectives:
	1. Annual Company Net EBITDA and annual free cash flow (linked)	70%	35%	0%
	2. Modified 5-month Company Net EBITDA	—	35%	100%
	Individual Objectives:
	3. Allocated by CEO between (i) completion of the polyisobutylene expansion project; (ii) capital expenditure targets; (iii) environmental, health, safety & security goals (including agency relations); (iv) succession planning; and (v) operations budget and fixed cost targets	30%	30%	100%

Christopher A. Artzer	Company Objectives
	1. Annual Company Net EBITDA and annual free cash flow (linked)	70%	35%	0%
	2. Modified 5-month Company Net EBITDA	—	35%	100%
	Individual Objectives
	3. Allocated by CEO between (i) SEC initiatives and securities management; (ii) environmental, health, safety & security agency relations; (iii) legal budget targets; and (iv) succession planning	30%	30%	100%

Although we failed to meet 90% of the initial targeted Company Net EBITDA and annual free cash flow for fiscal 2009, we did achieve the modified 5-month Company Net EBITDA target for the period February 1, 2009 through June 30, 2009. Accordingly, each of the named executive officers received half of the Company component of their incentive award. At the end of fiscal 2009, our Chief Executive Officer made a subjective determination of the achievement of each named executive officer’s (other than his own) individual objectives and assigned a percentage he deemed appropriate to reflect his qualitative assessment. This subjective determination was based, in part, on self evaluations from each of the respective named executive officers, as well as our Chief Executive Officer’s own analysis. The evaluations considered individual goal completion but focused on overall completion of all objectives in a category. The objectives related to SEC initiatives were deemed fully satisfied since our Sarbanes-Oxley compliance efforts were on schedule and our registration statement on Form 10 was filed, although we elected to withdraw the registration before effectiveness. The Compensation Committee considered the Chief Executive Officer’s recommendations in addition to their own evaluations when determining the extent of completion of each named executive officers’ individual objectives. These determinations were not made on a quantifiable objective-by-objective basis due to the subjective nature of many of the named executive officers’ individual objectives. The Compensation Committee determined that each named executive officer met the other components of the incentive plan as follows:

Name	Annual Company Net EBITDA	Modified 5-Month Net EBITDA	Individual Objectives

Charles W. Shaver	0%	35%	30%
Ruth I. Dreessen	0%	35%	30%
Russell T. Crockett	0%	35%	30%
Luis E. Batiz	0%	35%	30%
Christopher A. Artzer	0%	35%	30%

Accordingly, our named executive officers received the following incentive bonuses under the senior management incentive plan for fiscal 2009, which amounts were paid in the first quarter of fiscal 2010:

Name	Target Incentive (as Percentage of Base Salary)	Incentive Percentage Achieved	Incentive Award	% of Base Salary

Charles W. Shaver	100%	65%	$422,500	65.0%
Ruth I. Dreessen	50%	65%	$130,000	32.5%
Russell T. Crockett	65%	65%	$152,100	42.3%
Luis E. Batiz	50%	65%	$92,056	32.5%
Christopher A. Artzer	45%	65%	$71,663	29.3%

The Compensation Committee allows our Chief Executive Officer to consider from time to time paying additional discretionary bonuses to employees (including named executive officers other than himself) in recognition of special achievements during the fiscal year. In fiscal 2009 two such awards were made to Mr. Batiz, one in the amount of $25,000 in recognition of his contribution to our Hurricane Ike recovery efforts, and another in the amount of $27,192 in recognition of his contribution (in his role as Senior Vice President of Operations) to the improvement in our operating performance during the second half of fiscal 2009. Additionally, in connection with the negotiation of his employment agreement in the first quarter of fiscal 2009, the Compensation Committee agreed to pay Mr. Crockett a one-time sign-on bonus of $125,000 upon his initial hiring.

Long-Term Incentives

The Compensation Committee believes that equity-based incentive awards serve as the most significant at-risk element of the executive’s total compensation package, focusing on the attainment of long-term performance goals which are instrumental in creating long-term value for stockholders and long-term retention incentives for our executives. Thus, equity-based incentive awards align the interests of executives with our stockholders by emphasizing long-term stock ownership and stock price appreciation, and provide a forfeitable ownership stake to encourage executive retention.

Our officers, key employees and directors are eligible to participate in the 2004 Stock Awards Plan (the “Stock Awards Plan”), which was approved by our stockholders in December 2004. The Stock Awards Plan permits compensatory grants to officers, key employees and directors in the form of restricted stock awards and stock option awards, each of which generally vest equally over a period of five years or less from the date of the grant of such awards. The most recent awards to named executive officers under this plan were made in fiscal 2007.

Our officers, key employees and directors are also eligible to participate in the Texas Petrochemicals Inc. 2009 Long-Term Incentive Plan (the “Long-Term Incentive Plan”), which was approved by our stockholders on November 11, 2008. The objectives of the Long-Term Incentive Plan include:

•	to attract and retain officers, directors and key employees by creating competitive levels of compensation;

•	to stimulate the active interest of officers, directors and key employees in our development and financial success; and

•	to provide additional incentive and reward opportunities designed to enhance our profitable growth.

The Compensation Committee did not make any awards under the Long-Term Incentive Plan, including to the named executive officers, during fiscal 2009, as the Compensation Committee believed that the number of shares pursuant to previous equity awards that were continuing to vest during this time period constituted sufficient equity compensation. The Compensation Committee plans to make awards under the Long-Term Incentive Plan in the form of performance share units, which are performance-based (the performance goals are yet to be determined), and restricted stock units, which are time-based and do not require satisfaction of performance-based goals in order to vest. We expect that named executive officers will be granted annual performance share units exclusively so as to further align executive compensation with Company performance, and the performance and vesting period for those units will be three years. To the extent earned, the units, when vested, may be paid out in stock or cash depending on our current business conditions.

In April 2006, we repriced grants of options made on January 24, 2005 so that the exercise price of such options reflected the fair market value as of the grant date. The original exercise price of $9.34 per option was lower than the fair market value that we determined to be $14.25. Also in April 2006, we amended our Stock Awards Plan to allow cash payments equal to the difference between the initial exercise price and the higher repriced exercise price for each option granted to a participant on January 24, 2005 as those options vest. We call these cash payments “Make-Whole” payments and include them in the Summary Compensation and Director Compensation tables.

Retirement Benefits

We offer eligible employees a 401(k) tax-qualified, defined contribution plan to enable employees to save for retirement. All employees, including our named executive officers, are eligible to participate in our 401(k) plan and may elect to defer up to 25% of their pay on a pre-tax basis and have it contributed to the plan, subject to certain limitations under the Internal Revenue Code. We match up to the first 5% of employee contributions at 100%. From time to time, we may elect to make additional discretionary contributions on behalf of eligible employees. During the first half of fiscal 2009, we made discretionary contributions of 3% of compensation on behalf of eligible employees, without regard to the employee contributions. We did not make any discretionary contributions on behalf of eligible employees during the second half of fiscal 2009. The 401(k) plan year currently ends on December 31 of each year. Employees immediately vest in their employee contributions and our matching and discretionary contributions. We provide employees the opportunity to directly manage their retirement plan assets through a variety of investment options.

Relocation Benefits

We believe that when we ask executives to relocate in connection with their employment with us, we should provide relocation assistance corresponding to their position in our organization. We have found that relocation assistance can play an important role in attracting qualified new hire executives. In fiscal year 2009, we did not provide any relocation benefits to our named executive officers.

Health and Welfare Benefits

All full-time employees, including the named executive officers, may participate in our health and welfare programs, including medical, dental and vision coverage, reimbursement accounts, life and accidental death and dismemberment insurance, personal accident insurance, and long-term disability insurance. We also offer vacation and holiday pay to all of our employees including the named executive officers.

Executive Perquisites

Our named executive officers receive some additional benefits, which we believe are commonly available within our industry. For fiscal 2009, they included:

•	reimbursement with tax gross up of medical, dental, vision and long-term disability insurance premiums, which we refer to as our executive reimbursement program;

•

reimbursement of out-of-pocket expenses related to medical, prescription drug, vision and dental services for executive, spouse and dependents, pursuant to an arrangement we refer to as the ExecuCare flexible spending plan;

•	health examinations;

•	short-term disability (full salary up to 26 weeks) to provide income replacement if the executive becomes unable to work;

•	worldwide medical assistance services should executives who travel become ill overseas;

•	additional accidental death and dismemberment insurance coverage of $750,000;

•	critical illness insurance to provide compensation if the executive becomes critically ill;

•	cash payout of 401(k) matching contribution and discretionary contribution, if any, to the extent that the Company contribution to the plan is limited by Internal Revenue Code restrictions;

•	Chief Executive Officer reimbursement for a club membership; and

•	company car and reimbursement of fuel, maintenance and insurance costs for one of the named executive officers.

Severance Benefits

With the approval of our Compensation Committee, we have entered into employment agreements with each of our named executive officers. Each of the employment agreements provides that if such individual’s employment terminates involuntarily without cause, for good reason, or voluntarily within 90 days of a change-in-control (as defined in the employment agreements), he or she will be entitled to receive 12 months’ base salary, as well as medical and dental coverage, life and disability insurance and retirement contributions during the 12-month period following termination of employment. In addition, Mr. Shaver’s employment agreement entitles him to the same such benefits should his employment terminate due to death or disability.

In the event of a change-in-control, as defined in our Stock Award Plan or the Long-Term Incentive Equity Plan, outstanding equity awards pursuant to the Company’s long-term incentive plans vest immediately, without regard to termination of employment, unless the applicable award agreement provides otherwise.

Employment Agreements

The employment agreements with our named executive officers provide for an employment term through June 30, 2010 for Mr. Shaver, Ms. Dreessen, Mr. Batiz and Mr. Artzer, and through August 31, 2010 for Mr. Crockett, and are renewable annually upon mutual agreement of the Board and the executive. Each agreement identifies the position or office held by the executive and provides for an annual base salary, which is reviewable annually but may not be decreased. Each agreement also specifies the target incentive award, which is reviewable annually but may not be decreased, expressed as a percentage of annual base salary, for which the named executive officer may be eligible if performance goals established by the Compensation Committee are achieved. In addition, each agreement provides for eligibility to participate in all long-term incentive, savings and retirement plans and health, medical and welfare benefit plans that are available generally to our executive officers, and at least four weeks of vacation. The agreement with Mr. Crockett also specifies the approximate value of initial and annual grants once equity-based awards are issued pursuant to the Company’s long-term incentive plan. Each agreement also describes the circumstances under which the executive’s employment may be terminated and specifies the amounts we would be obligated to pay upon termination of the named executive officer’s employment under such circumstances, as described above. In exchange for these benefits, each named executive officer has agreed not to disclose our confidential information, not to compete with our business for 12 months (24 months for Mr. Shaver), not to solicit customers for 12 months (24 months for Mr. Shaver), and not to solicit employees for 12 months (24 months for Mr. Shaver) following termination.

Other Important Compensation Matters

Policy Regarding Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, limits the deduction allowable to us for compensation paid to the Chief Executive Officer and each of the other top three highest compensated executive officers in any year to $1 million. Qualified performance-based compensation is excluded from this deduction limitation if certain requirements are met. The 2009 Long-Term Incentive Plan has been structured to permit awards that qualify as performance-based compensation, including awards of performance share units. The Compensation Committee’s intent is to design compensation awards that will be deductible without limitation where doing so will further the purposes of our executive compensation program. The Compensation Committee will, however, take into consideration the various other factors described in this Compensation Discussion and Analysis, together with Section 162(m) considerations in making executive compensation decisions. As a result, the Compensation Committee could, in certain circumstances, approve and authorize compensation that is not fully tax deductible.

Policy Regarding Repricing of Equity Awards

The 2009 Long-Term Incentive Plan prohibits the repricing, replacing, regranting through cancellation or modifying of stock options and stock appreciation rights without stockholder approval if the effect would be to reduce the grant price for the shares underlying such award.

Policy Regarding Insider Trading

Our insider trading policy prohibits all employees and certain of their family members from purchasing or selling any type of security, whether the issuer of that security is our Company or any other company, while aware of material, non-public information relating to the issuer of the security or from providing such material, non-public information to any person who may trade while aware of such information. We also have procedures that require trades by executive officers to be pre-cleared by the general counsel.

Terminology

Total Cash means Base Salary plus any annual incentive, bonus or other cash payment to an executive.

Total Direct Compensation means Total Cash plus any equity awards made to an executive.

Change-in-Control, for purposes of the employment agreements with our named executive officers, means:

•	dissolution or liquidation of our Company;

•	selling, leasing or exchanging all or substantially all of our assets to any other person or entity; or

•

any person, other than certain persons who held, beneficially and of record, shares of voting stock of the Company on December 9, 2004, becomes a beneficial owner of more than 50% of the total voting power of the then outstanding shares of voting stock.

Termination for Cause includes any of the following reasons:

•	conviction of a felony or a misdemeanor where imprisonment is imposed;

•	misconduct or negligence in performance of duties;

•	commission of acts that are dishonest or demonstrably injurious to our Company (monetarily or otherwise);

•	failure to observe our policies or compliance with applicable laws;

•	failure to comply with all lawful and ethical directions and instructions of our Chief Executive Officer or Board of Directors;

•	failure to perform duties with us which results in a material adverse financial effect on us;

•	breach of an executive’s representations and warranties in his or her employment agreement; or

•	any conduct that prejudices our reputation in the fields of business in which we are engaged or with the investment community or the public at large.

Termination for Good Reason includes a termination of employment for any of the following reasons:

•	a material adverse change in scope of responsibilities or authority (excluding any change due to death or disability);

•	a reduction in total compensation;

•	a reduction in eligibility to participate in benefits plans (excluding Company-wide changes effective for all similarly situated executives);

•	relocation of our executive offices more than 150 miles from the current location without the executive’s concurrence;

•	with respect to Ms. Dreessen and Mr. Batiz, a reduction in eligibility to participate in the long-term incentive plan; or

•	any material breach by us of the executive’s employment agreement that remains uncorrected for ten days following the executive’s notice of such breach to us.

Summary Compensation Table

The following table sets forth certain information regarding the compensation earned by or awarded to our Named Executive Officers for fiscal year 2009:

Name and Principal Position	Year	Salary [1]	Bonus	Stock Awards [2]	Option Awards [2]	Non-Equity Incentive Plan Comp. [3]	All Other Comp. [4]	Total

Charles W. Shaver President and Chief Executive Officer	2009	$650,000	$—	$2,207,029	$106,468	$422,500	$475,994	$3,861,991

Ruth I. Dreessen Executive Vice President and Chief Financial Officer	2009	$400,000	$—	$426,478	$233,455	$130,000	$242,626	$1,432,559

Russell T. Crockett [1][5] Senior Vice President – Commercial	2009	$300,000	$125,000	$—	$—	$152,100	$20,994	$598,094

Luis E. Batiz [6] Senior Vice President, Operations	2009	$281,188	$52,192	$280,000	$34,133	$92,056	$41,316	$780,885

Christopher A. Artzer Vice President, General Counsel and Corporate Secretary	2009	$245,000	$—	$200,114	$17,847	$71,663	$151,922	$686,546

Notes to Summary Compensation Table

[1]	Amounts include salary earned for the full 12 months, with the exception of Mr. Crockett, who was hired September 2, 2008.
[2]

The amounts shown under “Stock Awards” and “Option Awards” reflect the compensation cost recognized for financial statement reporting purposes for the fiscal year ended June 30, 2009, calculated in accordance with SFAS No. 123(R), for restricted stock awards and option awards, respectively, and includes amounts attributable to awards granted prior to fiscal year 2009. Assumptions used in the calculation of these amounts are included in Note 12 of the Notes to Consolidated Financial Statements in our 2009 Annual Report. Pursuant to SFAS 123(R), the compensation costs associated with our equity-based awards to employees are generally recognized as an expense in the income statement over the vesting period based on the grant date fair value of the award. No stock awards or option awards were granted to any of our named executive officers during the 2009 fiscal year. There were no forfeitures of stock awards or option awards during the 2009 fiscal year.

[3]

The amounts shown under “Non-Equity Incentive Plan Compensation” reflect cash amounts awarded under the senior management incentive plan approved by the Compensation Committee. The fiscal 2009 bonuses were paid September 4, 2009 based on Company and individual performance for the fiscal year ended June 30, 2009.

[4]	The amounts reflected under “All Other Compensation” for 2009 are identified in the All Other Compensation Table below.

[5]	The amount reflected in the “Bonus” column for Mr. Crockett represents a sign-on bonus paid upon his initial hiring in September 2008.
[6]

The amount reflected in the “Bonus” column for Mr. Batiz represents special recognition awards in the amount of $25,000 with regard to Hurricane Ike recovery efforts and $27,192 with regard to operating performance during the second half of fiscal 2009.

All Other Compensation Table

The following table describes each component of the “All Other Compensation” column in the Summary Compensation Table for fiscal year 2009:

Name	Year	Tax Gross-Up Payments [A]	Executive Reimbursement Program [B]	ExecuCare Flexible Spending Plan [C]	401(k) Plan Matching Contributions	Discretionary 401(k) Plan Contributions [D]	Make- Whole Program Payments[E]	Life Insurance Premiums	Other [F]	Total

Shaver	2009	$—	$9,346	$1,784	$13,792	$19,174	$425,019	$1,800	$5,079	$475,994

Dreessen	2009	$203,654	$9,297	$1,338	$16,333	$10,364	$—	$1,440	$200	$242,626

Crockett	2009	$—	$6,580	$1,123	$7,650	$4,394	$—	$1,080	$167	$20,994

Batiz	2009	$—	$5,570	$1,523	$11,925	$6,939	$—	$1,021	$14,338	$41,316

Artzer	2009	$97,945	$5,769	$1,438	$—	$6,408	$39,280	$882	$200	$151,922

Notes to All Other Compensation Table

[A]

Amounts reflected in the “Tax Gross-Up Payments” column represent amounts paid to certain named executive officers to cover the tax liability associated with the vesting on July 1, 2008 of restricted stock awards. These gross-up payments were made under agreements entered into between the Company and the indicated named executive officers pursuant to which the named executive officers agreed, subject to limited exceptions, not to sell any shares of the vested restricted stock owned by them prior to the earlier of July 1, 2009 or 120 days after the effective date of a registration statement covering the Company’s securities.

[B]

Amounts reflected in the “Executive Reimbursement Program” column represent reimbursement with tax gross-up of medical, dental, vision, long-term disability, accidental death and dismemberment, and critical care insurance premiums.

[C]

Amounts reflected in the “ExecuCare Flexible Spending Plan” column represent reimbursement of out-of-pocket expenses related to medical, prescription drug, dental and vision services for the named executive officers and their spouses and dependents pursuant to a Company-funded flexible spending plan and the associated premiums for such plan.

[D]

Amounts reflected in the “Discretionary 401(k) Plan Contribution” column represent additional discretionary contributions to the 401(k) plan plus cash payouts of matching contributions and discretionary contributions to the extent plan contributions were limited by Internal Revenue Code rules.

[E]

Amounts reflected in the “Make-Whole Program Payments” column represent cash payments equal to the difference between the initial $9.34 exercise price and the higher repriced $14.25 exercise price of options granted on January 24, 2005, paid as such options vest, to effect an April 2006 repricing so that the exercise price of such options reflected the fair market value as of the grant date.

[F]

Amounts reflected in the “Other” column consist of (i) club membership reimbursement of $4,879 for Mr. Shaver, (ii) costs associated with a company car provided to Mr. Batiz in the amount of $14,138, and (iii) service tenure credits related to medical, prescription drug, vision and dental coverage in the amount of $167 for Mr. Crockett and $200 for each of the other named executive officers.

Grants of Plan-Based Awards in Fiscal Year 2009

We did not grant any plan-based equity awards to named executive officers during the fiscal year ended June 30, 2009.

Outstanding Equity Awards at 2009 Fiscal Year-End

The following table reflects outstanding option awards classified as exercisable and unexercisable as of June 30, 2009 for each of the named executive officers. The table also reflects unvested restricted stock awards assuming a market value of $3.95 per share, the closing price of the Company’s stock on June 30, 2009.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

Charles W. Shaver	305,030	86,562	[1]	$14.25	7/1/2010	—		—	—	—
	4,856	2,428	[1]	$28.00	3/13/2013	—		—	—	—
	—	—		—	—	108,559	[2]	$428,808	—	$—

Ruth I. Dreessen	69,646	53,270	[3]	$19.50	7/1/2011	—		—	—	—
	15,588	3,898	[1]	$22.75	7/1/2011	—		—	—	—
	4,856	2,428	[1]	$28.00	3/13/2013	—		—	—	—
	—	—		—	—	29,589	[4]	$116,877	—	$—

Russell T. Crockett	—	—		—	—	—		—	—	—

Luis E. Batiz	13,333	6,667	[1]	$28.00	7/1/2011	—		—	—	—
	—	—		—	—	10,000	[2]	$39,500	—	$—

Christopher A. Artzer	32,000	8,000	[1]	$14.25	7/1/2010	—		—	—	—
	1,500	375	[1]	$22.75	7/1/2011	—		—	—	—
	4,856	2,428	[1]	$28.00	3/13/2013	—		—	—	—
	—	—		—	—	9,487	[2]	$37,474	—	$—

Notes to Outstanding Equity Awards at Fiscal Year-End Table:

[1]	All such unexercisable stock options vested on July 1, 2009.
[2]	All such unvested restricted stock awards vested on July 1, 2009.
[3]	Unexercisable stock options covering 26,634 shares vested on July 1, 2009, and unexercisable stock options covering 26,636 shares are scheduled to vest on July 1, 2010.
[4]	Unvested restricted stock awards covering 19,726 shares vested on July 1, 2009, and unvested restricted stock awards covering 9,863 shares are scheduled to vest on July 1, 2010.

Option Exercises and Stock Vested

The following table reflects certain information regarding the exercise of options and the vesting of stock awards by each of our named executive officers during the fiscal year ended June 30, 2009. There were no exercises of stock options during the 2009 fiscal year.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#) [1]	Value Realized on Vesting ($) [1]

Charles W. Shaver	—	$—	108,559	$1,845,503

Ruth I. Dreessen	—	$—	19,725	$335,325

Russell T. Crockett	—	$—	—	$—

Luis E. Batiz	—	$—	10,000	$170,000

Christopher A. Artzer	—	$—	9,487	$161,279

Notes to Outstanding Equity Awards at Fiscal Year-End Table:

[1]

Shares acquired on vesting include shares of restricted stock for which restrictions lapsed during fiscal year 2009. All of such shares vested on July 1, 2008, and the closing market price of our stock on that date was $17.00 per share. The value realized on vesting reflects the taxable value to the named executive officer as of the date of the vesting of restricted stock. The actual value ultimately realized by the named executive officer may be more or less than the value realized as calculated in the above table, depending on the timing in which the named executive officer held or sold the stock associated with the vesting occurrence.

Pension Benefits

There were no pension benefits provided to any named executive officers during the fiscal year ended June 30, 2009. There were no nonqualified defined contribution or other nonqualified deferred compensation plans provided to any named executive officers during the fiscal year ended June 30, 2009.

Potential Payments and Benefits Upon Termination or Change-in-Control

The Compensation Committee views Change-in-Control and non-Change-in-Control severance protection for our named executive officers as a necessary part of compensation to remain competitive in the market. We believe that severance protection for termination of employment plays a valuable role in attracting and retaining key executive officers. Our Compensation Committee believes that severance protection at 100% of base salary plus benefits for certain circumstances provides a reasonable amount of protection for our named executive officers.

The tables below reflect the estimated potential payments we would have been required to make to each of our named executive officers under various scenarios involving termination of the named executive officer’s employment, including following a Change-in-Control. The amounts shown assume that the applicable termination event took place on June 30, 2009, the last business day of the fiscal year. The price per share used to calculate the value of the equity-based amounts in the tables below is the closing price of our common stock on June 30, 2009 of $3.95 per share. The actual amounts to be paid out can only be determined at the time of the officer’s separation from us. Currently no named executive officers are eligible for retirement.

Note that the 2009 Long-Term Incentive Plan does allow the Compensation Committee to accelerate the vesting of awards at its discretion for death, disability, retirement, voluntary termination for good reason, involuntary termination not-for-cause, voluntary termination and involuntary termination for cause. Also note that the 2009 Long-Term Incentive Plan provides a limitation on accelerated vesting and exercisability of unmatured awards to the extent necessary to avoid the imposition of Internal Revenue Code Section 4999 excise taxes, unless there are contrary provisions in the award agreement or in any other agreement we have with the named executive officer. These provisions apply to future awards only.

Charles W. Shaver	Voluntary Termination	Involuntary Not for Cause Termination [1]	For Cause Termination	Termination for Good Reason	Termination due to Change-in- Control [2]	Death	Disability

Compensation:
Base Salary	$—	$650,000	$—	$650,000	$650,000	$650,000	$650,000
Short-term Incentives	—	—	—	—	—	—	—
Long-term Incentives:
Unvested and Accelerated Stock Options (Intrinsic Value) [3]	—	—	—	—	—	—	—
Unvested and Accelerated Restricted Stock [4]	—	—	—	—	428,808	428,808	428,808
Benefits and Perquisites:
401(k) matching contributions and DCP Plan Payout	—	52,000	—	52,000	52,000	52,000	52,000
Health Care Insurance [5]	—	19,351	—	19,351	19,351	19,351	19,351
Dental Care Insurance [5]	—	954	—	954	954	954	954
Life Insurance Coverage [5]	—	1,800	—	1,800	1,800	1,800	1,800
Disability Coverage [5]	—	690	—	690	690	690	690
Other Insurance Coverage [5]	—	1,989	—	1,989	1,989	1,989	1,989
Gross-up of Benefits	—	12,015	—	12,015	12,015	12,015	12,015
Life Insurance Proceeds	—	—	—	—	—	1,000,000	—
AD&D Insurance Proceeds	—	—	—	—	—	1,750,000	1,750,000
Disability Benefits - 1st Year	—	—	—	—	—	—	180,000

Total	$0	$738,799	$0	$738,799	$1,167,607	$3,917,607	$3,097,607

Ruth I. Dreessen	Voluntary Termination	Involuntary Not for Cause Termination [1]	For Cause Termination	Termination for Good Reason	Termination due to Change-in- Control [2]	Death	Disability

Compensation:
Base Salary	$—	$400,000	$—	$400,000	$400,000	$—	$—
Short-term Incentives	—	—	—	—	—	—	—
Long-term Incentives:
Unvested and Accelerated Stock Options (Intrinsic Value) [3]	—	—	—	—	—	—	—
Unvested and Accelerated Restricted Stock [4]	—	—	—	—	116,877	116,877	116,877
Benefits and Perquisites:
401(k) matching contributions and DCP Plan Payout	—	32,000	—	32,000	32,000	—	—
Health Care Insurance [5]	—	19,351	—	19,351	19,351	—	—
Dental Care Insurance [5]	—	954	—	954	954	—	—
Life Insurance Coverage [5]	—	1,440	—	1,440	1,440	—	—
Disability Coverage [5]	—	690	—	690	690	—	—
Other Insurance Coverage [5]	—	1,887	—	1,887	1,887	—	—
Gross-up of Benefits	—	11,791	—	11,791	11,791	—	—
Life Insurance Proceeds	—	—	—	—	—	800,000	—
AD&D Insurance Proceeds	—	—	—	—	—	1,550,000	1,550,000
Disability Benefits - 1st Year	—	—	—	—	—	—	180,000

Total	$0	$468,113	$0	$468,113	$584,990	$2,466,877	$1,846,877

Russell T. Crockett	Voluntary Termination	Involuntary Not for Cause Termination [1]	For Cause Termination	Termination for Good Reason	Termination due to Change-in- Control [2]	Death	Disability

Compensation:
Base Salary	$—	$360,000	$—	$360,000	$360,000	$—	$—
Short-term Incentives	—	—	—	—	—	—	—
Long-term Incentives:
Unvested and Accelerated Stock Options (Intrinsic Value) [3]	—	—	—	—	—	—	—
Unvested and Accelerated Restricted Stock [4]	—	—	—	—	—	—	—
Benefits and Perquisites:
401(k) matching contributions and DCP Plan Payout	—	28,800	—	28,800	28,800	—	—
Health Care Insurance [5]	—	19,351	—	19,351	19,351	—	—
Dental Care Insurance [5]	—	954	—	954	954	—	—
Life Insurance Coverage [5]	—	1,296	—	1,296	1,296	—	—
Disability Coverage [5]	—	690	—	690	690	—	—
Other Insurance Coverage [5]	—	2,550	—	2,550	2,550	—	—
Gross-up of Benefits	—	12,042	—	12,042	12,042	—	—
Life Insurance Proceeds	—	—	—	—	—	720,000	—
AD&D Insurance Proceeds	—	—	—	—	—	1,470,000	1,470,000
Disability Benefits - 1st Year	—	—	—	—	—	—	180,000

Total	$0	$425,683	$0	$425,683	$425,683	$2,190,000	$1,650,000

Luis E. Batiz	Voluntary Termination	Involuntary Not for Cause Termination [1]	For Cause Termination	Termination for Good Reason	Termination due to Change-in- Control [2]	Death	Disability

Compensation:
Base Salary	$—	$283,250	$—	$283,250	$283,250	$—	$—
Short-term Incentives	—	—	—	—	—	—	—
Long-term Incentives:
Unvested and Accelerated Stock Options (Intrinsic Value) [3]	—	—	—	—	—	—	—
Unvested and Accelerated Restricted Stock [4]	—	—	—	—	39,500	39,500	39,500
Benefits and Perquisites:
401(k) matching contributions and DCP Plan Payout	—	22,660	—	22,660	22,660	—	—
Health Care Insurance [5]	—	6,600	—	6,600	6,600	—	—
Dental Care Insurance [5]	—	308	—	308	308	—	—
Life Insurance Coverage [5]	—	1,021	—	1,021	1,021	—	—
Disability Coverage [5]	—	652	—	652	652	—	—
Other Insurance Coverage [5]	—	2,306	—	2,306	2,306	—	—
Gross-up of Benefits	—	5,278	—	5,278	5,278	—	—
Life Insurance Proceeds	—	—	—	—	—	567,000	—
AD&D Insurance Proceeds	—	—	—	—	—	1,317,000	1,317,000
Disability Benefits - 1st Year	—	—	—	—	—	—	169,950

Total	$0	$322,075	$0	$322,075	$361,575	$1,923,500	$1,526,450

Christopher A. Artzer	Voluntary Termination	Involuntary Not for Cause Termination [1]	For Cause Termination	Termination for Good Reason	Termination due to Change-in- Control [2]	Death	Disability

Compensation:
Base Salary	$—	$245,000	$—	$245,000	$245,000	$—	$—
Short-term Incentives	—	—	—	—	—	—	—
Long-term Incentives:
Unvested and Accelerated Stock Options (Intrinsic Value) [3]	—	—	—	—	—	—	—
Unvested and Accelerated Restricted Stock [4]	—	—	—	—	37,474	37,474	37,474
Benefits and Perquisites:
401(k) matching contributions and DCP Plan Payout	—	19,600	—	19,600	19,600	—	—
Health Care [5]	—	17,418	—	17,418	17,418	—	—
Dental Care [5]	—	763	—	763	763	—	—
Life Insurance Coverage [5]	—	882	—	882	882	—	—
Disability Coverage [5]	—	564	—	564	564	—	—
Other Insurance Coverage [5]	—	1,255	—	1,255	1,255	—	—
Gross-up of Benefits	—	10,123	—	10,123	10,123	—	—
Life Insurance Proceeds	—	—	—	—	—	490,000	—
AD&D Insurance Proceeds	—	—	—	—	—	1,240,000	1,240,000
Disability Benefits - 1st Year	—	—	—	—	—	—	147,000

Total	$0	$295,605	$0	$295,605	$333,079	$1,767,474	$1,424,474

Notes to Potential Payments and Benefits Upon Termination Tables

[1]

Amounts reflected under “Involuntary Not for Cause Termination” do not include involuntary terminations not for cause due to a Change-in-Control. Payments under a voluntary or involuntary termination due to a Change-in-Control are disclosed under the column “Terminations due to Change-in-Control.”

[2]

Amounts reflected under “Termination due to Change-in-Control” include voluntary terminations occurring within 90 days of a Change-in-Control and involuntary terminations occurring as a result of a Change-in-Control.

[3]	As of June 30, 2009, the strike price for all of the unvested options of the named executive officers was higher than the fair market value of the stock.
[4]

Pursuant to the applicable award agreements, the restrictions on unvested stock awards lapse automatically upon the occurrence of a Change-in-Control or upon termination of service due to death or disability of the executive officer.

[5]	The health care, dental care, life insurance coverage and disability coverage benefits represent the approximate cost of continued payment of premiums for one year following termination of employment.

Director Compensation

Non-employee directors receive a combination of cash and stock-based compensation designed to attract and retain qualified candidates to serve on the Board. In setting director compensation, the Board considers the significant amount of time that directors spend in fulfilling their duties to the Company and its stockholders, as well as the skill level required by the Company’s Board members. Directors who are also employees are not compensated for their services as directors.

Retainer and Meeting Fees. Non-employee directors receive annual retainers for membership on the Board and for chairing a committee of the Board. In addition to retainer compensation, each non-employee director receives a fee for attendance at meetings of the Board and its committees.

Stock-Based Compensation for Non-Employee Directors. In addition, non-employee directors are eligible to participate in our 2004 Stock Awards Plan and our 2009 Long-Term Incentive Plan, both of which are described under “Compensation Discussion and Analysis – Elements of Compensation for Named Executive Officers – Long-Term Incentives”.

Fiscal 2009 Compensation. For fiscal year 2009, non-employee directors received the following compensation related to retainers and meeting fees:

•	an annual retainer of $60,000, or with respect only to the Chairman of the Board, an annual retainer of $185,000;

•

an annual committee membership retainer of $5,000 for each director who serves on, but does not chair, the Audit Committee, the Compensation Committee, or the Nominating and Governance Committee, or any special or ad hoc committee;

•

an annual retainer of $10,000 for serving as Chairman of the Audit Committee, or $7,500 for serving as Chairman of the Compensation Committee, the Nominating and Governance Committee, or a special or ad hoc committee, in lieu of the annual committee membership retainer;

•	a fee of $1,500 for each Board meeting attended, plus expenses related to attendance;

•	a fee of $1,500 for each Board committee meeting attended, plus expenses related to attendance; and

•	reimbursement for other reasonable out-of-pocket expenses related to the performance of their duties as directors.

No stock-based compensation awards were made to non-employee directors under either the 2004 Stock Awards Plan or the 2009 Long-Term Incentive Plan during the fiscal year ended June 30, 2009.

Fiscal 2010 Compensation. Effective October 1, 2009, non-employee directors will receive the following compensation:

•

an annual retainer of $100,000 for each director other than the Chairman of the Board, and $185,000 with respect only to the Chairman of the Board, of which $50,000 will be paid in restricted stock granted annually on the date of the annual stockholders meeting, based on the average closing price per share for the five trading days prior to the date of the meeting, and the balance of which will be paid in cash in quarterly installments; provided that with respect only to fiscal 2010, the Chairman may elect to receive a greater portion of the annual retainer in restricted stock in lieu of cash;

•

an annual committee membership retainer of $5,000 for each director who serves on, but does not chair, the Audit Committee, the Compensation Committee, the Nominating and Governance Committee, or any special or ad hoc committee;

•

an annual retainer of $12,500 for serving as Chairman of the Audit Committee, or $7,500 for serving as Chairman of the Compensation Committee, the Nominating and Governance Committee, or a special or ad hoc committee, in lieu of the annual committee membership retainer;

•

a fee of $1,500 for each Board meeting attended in excess of eight meetings from the date of the annual stockholders meeting until the date of the following annual stockholders meeting, plus expenses related to attendance;

•

a fee of $1,500 for each Board committee meeting attended in excess of six meetings with respect only to the Audit Committee, or in excess of four meetings with respect to any other committee, from the date of the annual stockholders meeting until the date of the following annual stockholders meeting, plus expenses related to attendance; and

•	reimbursement for other reasonable out-of-pocket expenses related to the performance of their duties as directors.

The Board believes that the Company’s total director compensation package is competitive with the compensation offered by other companies and is fair and appropriate in light of the responsibilities and obligations of the Company’s non-employee directors.

Director Compensation Table

The following table sets forth certain information regarding the compensation earned by or awarded to each non-employee director who served on our Board in fiscal year 2009.

Name	Fees Earned or Paid in Cash [1]	Stock Awards[2]	Option Awards [3]	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation [4]	Total

James A. Cacioppo	$95,500	$—	$—	$—	$—	$23,706	$119,206

Mark C. Demetree	$237,375	$1,123,935	$66,732	$—	$—	$842,916	$2,270,958

Kevin S. Flannery	$129,250	$341,128	$38,251	$—	$—	$269,810	$778,439

Kenneth E. Glassman	$98,500	$—	$—	$—	$—	$23,706	$122,206

C. Kent Potter	$24,625	$—	$—	$—	$—	$—	$24,625

John J. Robbins	$98,500	$109,020	$68,390	$—	$—	$57,338	$333,248

Jeffrey A. Strong	$11,750	$—	$—	$—	$—	$—	$11,750

Tyrone K. Thayer	$109,000	$109,020	$61,354	$—	$—	$55,689	$335,063

Sergey Vasnetsov	$99,500	$—	$—	$—	$—	$23,706	$123,206

Notes to Director Compensation Table:

[1]

Fees earned or paid in cash consist of annual retainer fees, committee and chairmanship retainer fees, and meeting fees. Amounts reflect fees earned for the full 12 months, with the exception of Mr. Demetree, former Chairman of the Board, and Mr. Flannery, who resigned from the Board on May 15, 2009; and Messrs. Potter and Strong, who were appointed to the Board on May 15, 2009. Messrs. Robbins and Thayer retired from the Board on December 4, 2009.

[2]

The amounts shown under “Stock Awards” reflect the compensation cost recognized for financial statement reporting purposes for the fiscal year ended June 30, 2009, calculated in accordance with SFAS No. 123(R), for restricted stock awards, and includes amounts attributable to awards granted prior to fiscal year 2009. Assumptions used in the calculation of these amounts are included in Note 12 of the Notes to Consolidated Financial Statements in our 2009 Annual Report. Pursuant to SFAS 123(R), the compensation costs associated with our equity-based awards are generally recognized as an expense in the income statement over the vesting period based on the grant date fair value of the award. No stock awards were granted to our non-employee directors during the fiscal year ended June 30, 2009. Our non-employee directors held outstanding and unvested restricted stock awards as of June 30, 2009 as follows: Mr. Cacioppo – 0 shares; Mr. Demetree – 52,660 shares; Mr. Flannery – 16,178 shares; Mr. Glassman – 0 shares; Mr. Potter – 0 shares; Mr. Robbins – 6,862 shares; Mr. Strong – 0 shares; Mr. Thayer – 6,862 shares; and Mr. Vasnetsov – 0 shares.

[3]

The amounts shown under “Option Awards” reflect the compensation cost recognized for financial statement reporting purposes for the fiscal year ended June 30, 2009, calculated in accordance with SFAS No. 123(R), for option awards, and includes amounts attributable to awards granted prior to fiscal year 2009. Assumptions used in the calculation of these amounts are included in Note 12 of the Notes to Consolidated Financial Statements in our 2009 Annual Report. Pursuant to SFAS 123(R), the compensation costs associated with our equity-based awards are generally recognized as an expense in the income statement over the vesting period based on the grant date fair value of the award. No stock option awards were granted to our non-employee directors during the fiscal year ended June 30, 2009. As of

June 30, 2009, our non-employee directors had been awarded, in the aggregate, stock options as follows: Mr. Cacioppo – options covering 5,066 shares, all of which were vested; Mr. Demetree – options covering 140,457 shares, of which options for 111,393 shares were vested; Mr. Flannery – options covering 65,548 shares, of which options for 51,466 shares were vested; Mr. Glassman – options covering 5,066 shares, all of which were vested; Mr. Potter – 0 options; Mr. Robbins – options covering 38,211 shares, of which options covering 24,140 shares were vested; Mr. Strong – 0 options; Mr. Thayer – options covering 33,211 shares, of which options covering 21,140 shares were vested; and Mr. Vasnetsov – options covering 5,066 shares, all of which were vested.

[4]

Amounts reflected in the “All Other Compensation” column consist of Make-Whole payments and gross-up tax reimbursements during fiscal year 2009 associated with the stock option awards and restricted stock awards, respectively. Make-Whole payments represent cash payments equal to the difference between the initial $9.34 exercise price and the higher repriced $14.25 exercise price of options granted on January 24, 2005, paid as such options vest, to effect an April 2006 repricing so that the exercise price of such options reflected the fair market value as of the grant date. Gross-up tax payments were made under agreements entered into between us and each of the non-employee directors, pursuant to which the non-employee directors agreed, subject to limited exceptions, not to sell any shares of the vested restricted stock owned by them prior to the earlier of July 1, 2009 or 120 days after the effective date of a registration statement covering the Company’s securities. We do not expect that Make-Whole payments or gross-up tax payments to non-employee directors will occur in fiscal 2010. The amounts of these Make-Whole payments and gross-up payments during the fiscal year ended June 30, 2009 were as follows:

Name	Make-Whole Payments	Gross-Up Payments
James A. Cacioppo	$—	$23,706
Mark C. Demetree	$130,775	$712,141
Kevin S. Flannery	$57,214	$212,596
Kenneth E. Glassman	$—	$23,706
C. Kent Potter	$—	$—
John J. Robbins	$—	$57,338
Jeffrey A. Strong	$—	$—
Tyrone K. Thayer	$—	$55,689
Sergey Vasnetsov	$—	$23,706

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended June 30, 2009, none of our executive officers served as (1) a member of the compensation committee (or other Board committee performing equivalent functions or, in the absence of any such committee, the entire Board of Directors) of another entity, one of whose executive officers served on our Compensation Committee, (2) a director of another entity, one of whose executive officers served on our Compensation Committee or (3) a member of the compensation committee (or other Board committee performing equivalent functions or, in the absence of any such committee, the entire Board of Directors) of another entity, one of whose executive officers served as one of our directors. In addition, none of the members of our Compensation Committee (1) was an officer or employee of us or any of our subsidiaries in fiscal year ended June 30, 2009 or (2) was formerly an officer or employee of us or any of our subsidiaries.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Indemnification Agreements. We entered into indemnification agreements with certain of our directors, namely Mr. Demetree and Mr. Flannery, and certain of our officers, including Ms. Dreessen and Mr. Artzer. Pursuant to these agreements, we agree to provide customary indemnification to our officers and directors against expenses incurred by such persons in connection with their service as directors.

Investment Agreement. In connection with our emergence from Chapter 11 bankruptcy in 2004, we entered into an investment agreement that granted certain rights to two of our large stockholders, Castlerigg Master Investments, Ltd. (“Castlerigg”) and RCG Carpathia Master Fund, Ltd. (“RCG”). As a result, for so long as these stockholders collectively hold at least 10% of our outstanding stock, we may not, among other things, adopt takeover protections such as a stockholders rights plan or a classified board, or adopt provisions in our organizational documents that could make an acquisition of our company more onerous or costly, in each case without each of Castlerigg’s and RCG’s consent. As of September 24, 2009, Castlerigg owned 18.1% of our outstanding stock and, as of October 7, 2009, an affiliate of RCG owned 10.7% of our outstanding stock. Our organizational documents and the investment agreement allow Castlerigg and RCG to exercise their consent rights in their sole discretion and in their self interest. If either of these stockholders were to elect to withhold their consent with respect to a potential transaction or other initiative, we might be prevented from effecting that transaction or initiative even if our Board of Directors or a majority of our stockholders determine that doing so would benefit us or our stockholders.

Director Independence. Our common stock is not listed on any national exchange or quoted on any inter-dealer quotation service that imposes independence requirements on our Board of Directors or any committee thereof. Under the corporate governance standards of the New York Stock Exchange (NYSE), generally a director does not qualify as independent if the director (or in some cases, members of the director’s immediate family) has, or in the past three years has had, certain material relationships or affiliations with us, our external or internal auditors, or other companies that do business with us.

The Board has affirmatively determined that all of our directors, with the exception of Mr. Shaver, our President and Chief Executive Officer, are “independent” as such term is defined in the NYSE Listed Company Standards and have no material relationship with Texas Petrochemicals that could impair such individual’s independence. None of the directors whom our Board has determined are independent has any other relationships with us warranting consideration by the Board in making such determination. The independent directors are as follows:

James A. Cacioppo

Michael E. Ducey

Kenneth E. Glassman

Richard B. Marchese

Jeffrey M. Nodland

Jeffrey A. Strong

Sergey Vasnetsov

Related Transactions Policy. Our written Audit Committee Charter requires our officers and directors to disclose to the Audit Committee of our Board of Directors any contract or transaction between our Company (or any of our subsidiaries, affiliates, or joint ventures) and any other company for which he or she serves as an officer or director. Our Audit Committee reviews those contracts and transactions at least once a year to determine fairness to our Company and to help establish independence of our directors. There were no such contracts or transactions required to be considered by the Audit Committee in fiscal 2009.

ITEM 8.	LEGAL PROCEEDINGS

MTBE Cases. During the last week of March 2007, four different local governmental authorities in the United States (City of Inverness Water District, City of Tampa Bay Water District, Homosassa Water District and the City of Crystal River) filed separate suits against our company and other co-defendants in the United States District Court for the Southern District of New York alleging that MTBE, a product made by several petrochemicals companies including our company, may have contaminated the soil and groundwater of their respective jurisdictions. Each of these governmental authorities is seeking more than $1.5 billion in compensatory and punitive damages from all of the defendants in the aggregate. There is no specific amount of damages sought from our company in particular.

On March 31, 2009, eight different local governmental authorities in the United States (South Farmingdale Water District, Plainview Water District, Oyster Bay Water District, Manhasset-Lakeville Water District, City of Glen Cove Water District, Garden City Park Water District, Incorporated Village of Garden City and Bethpage Water District) each filed additional separate suits against our company and other co-defendants alleging similar damages in the Supreme Court of the State of New York, County of Nassau. On March 31, 2009, four different local governmental authorities in the United States (Town of Riverhead Water District, Town of Huntington/Dix Hills Water District, City of Greenlawn Water District and South Huntington Water District) each filed additional separate suits against our company and other co-defendants alleging similar damages in the Supreme Court of the State of New York, County of Suffolk. On May 12, 2009, Aqua New York of Sea Cliff, Inc., a local governmental authority in the United States, filed an additional separate suit against our company and other co-defendants alleging similar damages in the Supreme Court of the State of New York, County of Nassau. On August 31, 2009, Hampton Bays Water District, a local governmental authority in the United States, filed an additional separate suit against our company and other co-defendants alleging similar damages in the Supreme Court of the State of New York, County of Suffolk. Each of these governmental authorities is seeking more than $1.5 billion in compensatory and punitive damages from all of the defendants in the aggregate. There is no specific amount of damages sought from our company in particular.

MTBE, or Methyl Tertiary Butyl Ether, is a product formerly made by our company at our Houston and Port Neches facilities. Our Houston facility still produces amounts of MTBE as an intermediary step for the production of some of our Performance Products and for limited sales in markets outside of the United States.

We intend to defend our company against these claims vigorously. The dates of potential contamination alleged by the petitions also may predate TP LP’s Chapter 11 bankruptcy proceedings and thus may also be barred by virtue of those bankruptcy proceedings. In addition, the Port Neches acquisition agreement with Huntsman includes an obligation of Huntsman to indemnify us for claims related to MTBE without monetary limitation for up to eight years from the June 2006 closing date for any claims arising from an act predating the acquisition, subject to time limitations. The date(s) of contamination alleged by plaintiffs’ petitions all predate the plant’s acquisition by us, and accordingly we have notified Huntsman of the suits and their obligation to defend and indemnify us from and against these claims.

There can be no assurance, however, as to when these lawsuits and related issues may be resolved or the degree of any adverse affect these matters may have on our financial condition and results of operations. A substantial settlement payment or judgment could result in a significant decrease in our working capital and liquidity and recognition of a loss in our consolidated statement of operations.

Baytown Project Litigation. In August 2008, SNC/Lavalin filed a lawsuit against us alleging breach of the engineering, procurement and construction contract that we signed in connection with the development of our Baytown facility. This lawsuit, filed in the 61st District Court in Harris County, Texas, sought approximately $8.5 million from us plus interest and attorneys’ fees, arising out of invoices that we have disputed. In response to SNC/Lavalin’s lawsuit, we filed a counterclaim against SNC/Lavalin for various causes of action, including breach of contract, breach of warranties and professional negligence. Austin Industries, the primary construction sub-contractor of SNC/Lavalin, intervened in the lawsuit, seeking payment of approximately $6.5 million of invoices unpaid under its contract with SNC/Lavalin. The amounts sought by Austin Industries were included in the damages sought by SNC/Lavalin against us. Following mediation involving all parties, the lawsuit was settled in April 2009.

Other Litigation. In addition, we are party to routine litigation incidental to the normal course of our business, which primarily involves personal injury or exposure to our chemical products or feedstocks. We intend to defend these actions vigorously and believe, based on currently available information, that adverse results or judgments from such actions, if any, will not be material to our financial condition or results of operations. Many of the other lawsuits to which we are a party are covered by insurance and are being defended by our insurance carriers. To the extent that we are named in any legal proceedings relating to the assets we acquired from Huntsman where the alleged events giving rise to the proceeding occurred prior to our ownership of the assets we acquired from Huntsman, we should be generally indemnified in such proceedings by Huntsman, subject to the terms and limitations contained in the Purchase and Sale Agreement with Huntsman.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is quoted under the symbol “TXPI” on the PinkSheets, a centralized quotation service that collects and publishes market maker quotes for over-the-counter securities in real time. There is no assurance that the common stock will continue to be traded on the PinkSheets or that any liquidity exists for our stockholders.

Market Price

The following table shows the high and low per share price quotations of our common stock as reported by the PinkSheets for the periods presented. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions. The PinkSheets market is extremely limited and the prices quoted by brokers are not a reliable indication of the value of the common stock.

Quarter	High Sales Price	Low Sales Price
FY 2007
First Quarter	27.00	23.00
Second Quarter	33.00	24.00
Third Quarter	29.50	27.25
Fourth Quarter	30.05	28.00
FY 2008
First Quarter	30.05	28.95
Second Quarter	30.00	23.00
Third Quarter	30.00	19.00
Fourth Quarter	26.90	18.00
FY 2009
First Quarter	22.00	12.00
Second Quarter	18.00	4.00
Third Quarter	5.50	2.00
Fourth Quarter	4.00	2.41
FY 2010
First Quarter	6.60	3.50
Second Quarter	8.60	5.25
Third Quarter (through January 7, 2010)	8.50	7.50

Sale or Conversion of Common Equity

As of January 4, 2010, there were 1,203,217 shares of our common stock subject to outstanding options, performance share units and restricted stock units. There are no outstanding warrants to acquire, or other securities convertible into, our common stock.

As of January 4, 2010, there were 17,957,252 shares of our common stock outstanding, all of which will be eligible for public sale under Rule 144 of the Securities Act in accordance with the requirements of that rule. In general, under Rule 144 an affiliate of our company who has beneficially owned shares of our common stock that are deemed “restricted securities” (as defined in Rule 144) for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed 1% of the number of shares of our outstanding common stock, which would equal approximately 179,573 shares as of January 4, 2010.

These sales may commence beginning 90 days after the effective date of this registration statement, subject to continued availability of current public information about us. Such sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements.

A person who is not one of our affiliates and who is not deemed to have been one of our affiliates at any time during the three months preceding a sale may sell the shares proposed to be sold according to the following conditions:

•

If the person has beneficially owned the shares for at least six months, including the holding period of any prior owner other than an affiliate, the shares may be sold beginning 90 days after the effective date of this registration statement, subject to continued availability of current public information about us.

•	If the person has beneficially owned the shares for at least one year, including the holding period of any prior owner other than an affiliate, the shares may be sold without any Rule 144 limitations.

Holders

As of January 4, 2010, there were 114 holders of record of our issued and outstanding common stock. We believe there are significantly more beneficial holders of our stock.

Dividends

We have not paid any dividends on the common stock to date, and do not intend to pay any dividends on our common stock in the near future. We currently intend to retain our entire available discretionary cash flow to finance the growth, development and expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future dividends will be at the discretion of our Board of Directors after taking into account various factors, including:

•	our financial condition and performance;

•	our cash needs and expansion plans;

•	income tax consequences; and

•	the restrictions Delaware and other applicable laws and our credit arrangements then impose.

In addition, the terms of our Term Loan and our Revolving Credit Facility restrict the payment of cash dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources–Sources and Uses of Cash” in Item 2 of this registration statement.

Securities Authorized for Issuance under Equity Compensation Plans

The following table reflects information regarding the securities authorized for issuance under our equity compensation plans as of June 30, 2009:

	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by security holders	1,467,497	$17.41	9,804
Equity compensation plans not approved by security holders	0	0	0

Total	1,467,497	$17.41	9,804

Performance Graph

The following performance graph and related information shall not be deemed “soliciting material” or to be “filed” with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into such filing.

The following graph compares the cumulative five-year total return to stockholders on Texas Petrochemicals Inc.’s common stock relative to the cumulative total returns of the Russell MicroCap index and a custom peer-group comprised of The Dow Chemical Company, Eastman Chemical Co., Westlake Chemical Corp., Huntsman Corp., NewMarket Corp., Lubrizol Corp., Ashland, Inc., Celanese Corp., and EI DuPont de Nemours & Co. The graph below assumes an investment of $100 (with reinvestment of all dividends) in the company’s common stock, the peer-group and the Russell MicroCap index on June 30, 2004, and tracks their relative performance through June 30, 2009. The graph also assumes that the returns of each company in the peer group are weighted based on the market capitalization of such company at the beginning of the measurement period.

	June 30
	2004	2005	2006	2007	2008	2009
Texas Petrochemicals Inc	100.00	148.15	246.91	296.79	177.78	39.01
Russell MicroCap Index	100.00	104.18	119.06	135.98	101.35	76.56
Peer Group	100.00	107.86	105.74	132.28	112.82	67.04

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES

The following table reflects issuances of shares of our common stock during the last three fiscal years upon the exercise of options granted pursuant to our 2004 Stock Award Plan. In total, 132,387 shares of our common stock were issued to certain key employees, officers and directors of the Company upon their exercise of stock options during the three fiscal years ending June 30, 2009. We received $1,975,201.25 in total exercise price proceeds paid by the option holders. All of such shares were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act, as the shares were issued in transactions not involving any public offering or distribution.

Date of Exercise	Number of Options Exercised	Number of Shares Issued pursuant to Exercise	Exercise Price	Total Exercise Price Paid
8/29/06	4,000	4,000	$14.25	$57,000.00
9/1/06	5,000	5,000	$14.25	$71,250.00
9/5/06	15,000	15,000	$14.25	$213,750.00
9/6/06	1,000	1,000	$14.25	$14,250.00

Date of Exercise	Number of Options Exercised	Number of Shares Issued pursuant to Exercise	Exercise Price	Total Exercise Price Paid
9/6/06	4,000	4,000	$14.25	$57,000.00
9/12/06	5,000	5,000	$14.25	$71,250.00
9/14/06	243	243	$14.05	$3,414.15
9/14/06	12,000	12,000	$14.25	$171,000.00
9/14/06	3,400	3,400	$14.25	$48,450.00
9/14/06	1,500	1,500	$14.25	$21,375.00
9/15/06	1,500	1,500	$14.25	$21,375.00
9/18/06	5,007	5,007	$14.05	$70,348.35
10/16/06	1,473	1,473	$14.25	$20,990.25
10/20/06	3,327	3,327	$14.25	$47,409.75
11/1/06	1,000	1,000	$14.25	$14,250.00
11/6/06	867	867	$14.25	$12,354.75
11/7/06	250	250	$14.25	$3,562.50
11/15/06	1,883	1,883	$14.25	$26,832.75
11/16/06	4,000	4,000	$14.25	$57,000.00
11/27/06	100	100	$22.75	$2,275.00
11/29/06	4,395	4,395	$22.75	$99,986.25
11/29/06	1,755	1,755	$22.75	$39,926.25
1/3/07	2,400	2,400	$14.25	$34,200.00
1/12/07	250	250	$14.25	$3,562.50
1/17/07	2,166	2,166	$22.75	$49,276.50
1/22/07	2,550	2,550	$14.25	$36,337.50
1/22/07	827	827	$14.25	$11,784.75
2/7/07	173	173	$14.25	$2,465.25
3/5/07	325	325	$14.25	$4,631.25
3/9/07	1,675	1,675	$14.25	$23,868.75
7/9/07	1,500	1,500	$14.25	$21,375.00
7/9/07	1,500	1,500	$14.25	$21,375.00
7/11/07	500	500	$25.00	$12,500.00
7/17/07	6,000	6,000	$14.25	$85,500.00
7/17/07	500	500	$25.00	$12,500.00
1/30/08	26,218	26,218	$14.25	$373,606.50
1/30/08	1,500	1,500	$9.34	$14,010.00
3/25/08	10,256	2,822	$19.50	$55,029.00
4/10/08	253	253	$14.25	$3,605.25
4/15/08	200	200	$14.25	$2,850.00
4/24/08	1,000	1,000	$14.25	$14,250.00
6/12/08	128	128	$14.25	$1,824.00
6/12/08	200	200	$14.25	$2,850.00
7/2/08	400	400	$14.25	$5,700.00
7/3/08	200	200	$14.25	$2,850.00
7/28/08	1,500	1,500	$14.25	$21,375.00
8/27/08	900	900	$14.25	$12,825.00

Beginning June 2004, we issued a total of 10,000,000 shares of our common stock pursuant to TP LP’s Plan of Reorganization, which was declared effective on May 6, 2004. We distributed substantially all of those shares to investors, bondholders and unsecured creditors pursuant to the Plan of Reorganization prior to the three fiscal years covered by this disclosure. Of the 10,000,000 shares, however, we reserved 620,136 shares of common stock pending resolution of all disputed and unliquidated claims against TP LP. In September 2008, we determined that there were no outstanding unliquidated claims against TP LP and, accordingly, on September 30, 2008, TP LP made a final distribution of the reserved shares to bondholders and unsecured creditors pursuant to the Plan of Reorganization. In exchange for receiving the shares and other consideration given by TP LP as set forth in the Plan of Reorganization, the recipients agreed to release their claims against us. These shares were issued in reliance upon the exemption from registration set forth in Section 3(a)(7) of the

Securities Act, as the shares were issued by a debtor in possession in a case under Title 11 of the United States Code with the approval of the court.

On December 30, 2005, we issued 6,735,729 shares of our common stock to 17 different holders of Convertible Secured Notes issued by us as a part of TP LP’s Chapter 11 proceedings. The recipients represented a total of $59,998,000 in principal amount of Convertible Secured Notes. In exchange for receiving the shares and other consideration given by TP LP as set forth in TP LP’s Notice of Special Conversion and Consent Solicitation Statement, the 17 holders converted all $59,998,000 of the outstanding Convertible Secured Note obligations into 6,735,729 shares of our common stock. These shares were issued in reliance upon the exemption from registration set forth in Section 3(a)(7) of the Securities Act, as the shares were issued by a debtor in possession in a case under Title 11 of the United States Code with the approval of the court.

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

General Background

In the discussion that follows, we have summarized the material provisions of our Amended and Restated Certificate of Incorporation and our Bylaws relating to our capital stock. You should read the provisions of our Amended and Restated Certificate of Incorporation and Bylaws, as currently in effect, for more details regarding the provisions we describe below and for other provisions that may be important to you. We have filed copies of those documents with the SEC, as exhibits to this registration statement.

Our authorized capital stock consists of 25 million shares of common stock, par value $0.01 per share. As of January 4, 2010, there were 18,134,597 shares of common stock issued, 177,345 shares of common stock held in treasury, and 17,957,252 shares of common stock issued and outstanding. Our Amended and Restated Certificate of Incorporation prohibits us from issuing non-voting equity securities and provides that voting power be appropriately distributed among all classes or series of our equity securities, including, in the case of any class of equity securities having a preference over another class of equity securities with respect to dividends, adequate provisions for the election of directors representing such preferred class in the event of default in the payment of such dividends.

Common Stock

All of our outstanding shares of common stock are validly issued, fully paid and non-assessable. The holders of common stock are entitled to such dividends (whether payable in cash, property or capital stock) as may be declared from time to time by our Board of Directors from funds, property or stock legally available therefore. Generally, holders of our common stock have no redemption, conversion or preemptive rights to purchase or subscribe for our securities. If we liquidate or dissolve our business, holders of our common stock will share ratably in all assets available for distribution to stockholders after our creditors and any holders of senior securities we may issue are paid in full.

The common stock has no preemptive rights and is not convertible or redeemable or entitled to the benefits of any sinking or repurchase fund.

Except as required by law, the holders of our common stock are entitled to vote on all matters and each holder of common stock is entitled to one vote for each share of common stock owned. Holders of common stock do not have cumulative voting rights.

Pursuant to our Amended and Restated Certificate of Incorporation and our Bylaws, for so long as Castlerigg Master Investments, Ltd. and RCG Carpathia Master Fund, Ltd. collectively own at least 10% of our issued and outstanding common stock, the prior written consent of both Castlerigg and RCG will be required to alter or amend certain provisions of our Amended and Restated Certificate of Incorporation relating to the number of shares of our common stock authorized to be issued, the number of directors serving on our board and our election not to be governed by Section 203 of the Delaware General Corporation Law, and provisions of our Bylaws relating to meetings of stockholders and notice of such meetings, action by written consent of our stockholders, the selection of a record date, vacancies on the board or removal of any directors from the board. The prior written consent of Castlerigg and RCG will be required to adopt Bylaws inconsistent with such provisions. As of September 24, 2009, Castlerigg owned 18.1% of our outstanding stock and, as of October 7, 2009, an affiliate of RCG owned 10.7% of our outstanding stock. Our organizational documents and the investment agreement allow Castlerigg and RCG to exercise their consent rights in their sole discretion and in their self interest. If either of these stockholders were to elect to withhold their consent with respect to a potential transaction or other initiative, we might be prevented from effecting that transaction or initiative even if our Board of Directors or a majority of our stockholders determine that doing so would benefit us or our stockholders.

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

Limitation on Directors’ Liability

Delaware law authorizes Delaware corporations to limit or eliminate the personal liability of directors to the corporation and its stockholders for monetary damages for breach of a director’s fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations Delaware law authorizes, directors of Delaware corporations are accountable to those corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables Delaware corporations to limit available relief to equitable remedies such as injunction or rescission. Our Amended and Restated Certificate of Incorporation limits the liability of the members of our Board of Directors by providing that no director will be personally liable to us or our stockholders for monetary damages for any breach of the director’s fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	for any transaction from which the director derived an improper personal benefit.

This provision could have the effect of reducing the likelihood of derivative litigation against our directors and may discourage or deter our stockholders or management from bringing a lawsuit against our directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders. Our Amended and Restated Certificate of Incorporation provides indemnification to our officers and directors and other specified persons with respect to their conduct in various capacities. See “Item 12–Indemnification of Directors and Officers.”

Reports to Stockholders

We intend to comply with the periodic reporting requirements of the Securities Exchange Act of 1934. We plan to furnish our stockholders with an annual report for each fiscal year beginning for the fiscal year ending June 30, 2010 containing financial statements audited by our independent registered public accounting firm. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The public may also read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (call 1-800-SEC-0330 for information).

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law (“Section 145”) gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145 also gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Section 145 further provides that, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145 also authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our Amended and Restated Certificate of Incorporation and Bylaws provide for the indemnification of officers and directors to the fullest extent permitted by the Delaware General Corporation Law.

Our Bylaws permit us to maintain insurance at our expense to protect any of our directors, officers, employees or agents or those of any other corporation, partnership, joint venture, trust or other enterprise so serving at our request, against expenses, liabilities or losses whether or not we would have the power to indemnify such person against such expense, liability or loss.

All of our directors and officers are covered by insurance policies maintained by us against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933, as amended.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See “Item 15–Financial Statements and Exhibits” of this registration statement.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in and/or disagreements with Grant Thornton LLP, our independent registered public accountants, on accounting and financial disclosure matters.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements. Please see the following financial statements set forth below beginning on page F-1:

Page	Description

F-1	Consolidated Financial Statements as of September 30, 2009 and for the three months ended September 30, 2009 and 2008

F-20	Consolidated Financial Statements as of June 30, 2009 and 2008 and for the years ended June 30, 2009, 2008 and 2007

(b) Exhibits. The following exhibits are furnished as exhibits hereto:

Exhibit	Description

2.1[1]	Texas Petrochemicals LP’s Fourth Amended Plan of Reorganization

2.2[1]	Investment Agreement dated as of February 28, 2004 by and among Texas Petrochemicals LP, Castlerigg Master Investments, Ltd. and RCG Carpathia Master Fund, Ltd.

2.3[1]	Asset Purchase Agreement dated as of April 5, 2006 by and among Texas Petrochemicals LP, Huntsman Petrochemical Corporation and Huntsman Fuels, LP

2.4[1]	First Amendment to Asset Purchase Agreement dated as of April 27, 2006 by and among Texas Petrochemicals LP, Huntsman Petrochemical Corporation and Huntsman Fuels, LP

2.5[1]	Second Amendment to Asset Purchase Agreement dated as of June 14, 2006 by and among Texas Petrochemicals LP, Huntsman Petrochemical Corporation and Huntsman Fuels, LP

3.1[1]	Amended and Restated Certificate of Incorporation of Texas Petrochemicals Inc. dated as of May 3, 2004

3.2[1]	Amended and Restated Bylaws of Texas Petrochemicals Inc. dated as of May 3, 2004

4.1	Term Loan Agreement dated as of June 27, 2006, among Texas Petrochemicals LP, various lending institutions and Deutsche Bank Trust Company Americas, as Administrative Agent

4.2	Revolving Credit Agreement dated as of June 27, 2006, among Texas Petrochemicals LP and the other borrowers named therein, as Borrowers, Texas Petrochemicals LP, as Funds Administrator, various lending institutions, as Lenders, Deutsche Bank Trust Company Americas, as Administrative Agent, and LaSalle Bank National Association, as Collateral Agent

4.3[1]	Joinder To Credit Agreement dated as of March 28, 2008, among Texas Petrochemicals LP, Texas Butylene Chemical Corporation, various financial institutions, and Deutsche Bank Trust Company Americas as administrative agent for the Lenders, with Deutsche Bank Securities Inc., as Lead Arranger

4.4[1]	First Amendment to Revolving Credit Agreement dated as of February 10, 2009, by and among Texas Petrochemicals LLC and Texas Butylene Chemical Corporation, as Borrowers, and various lenders named therein

10.1*[1]	Employment Agreement dated effective July 1, 2006, between Texas Petrochemicals Inc., Texas Petrochemicals LP and Charles W. Shaver

10.2*[1]	Amendment No. 1 to Employment Agreement dated effective July 1, 2008, between Texas Petrochemicals Inc., Texas Petrochemicals LP and Charles W. Shaver

10.3*[1]	Employment Agreement dated effective July 1, 2006, between Texas Petrochemicals Inc., Texas Petrochemicals LP and Ruth I. Dreessen

10.4*[1]	Amendment No. 1 to Employment Agreement dated effective July 1, 2008, between Texas Petrochemicals Inc., Texas Petrochemicals LP and Ruth I. Dreessen

10.5*[1]	Employment Agreement dated effective July 1, 2006, between Texas Petrochemicals Inc., Texas Petrochemicals LP and Christopher A. Artzer

10.6*[1]	Amendment No. 1 to Employment Agreement dated effective July 1, 2008, between Texas Petrochemicals Inc., Texas Petrochemicals LP and Christopher A. Artzer

10.7*[1]	Employment Agreement dated effective March 19, 2007, between Texas Petrochemicals Inc., Texas Petrochemicals LP and Luis E. Batiz

10.8*[1]	Amendment No. 1 to Employment Agreement dated effective March 20, 2009, between Texas Petrochemicals Inc., Texas Petrochemicals LP and Luis E. Batiz

10.9*[1]	Employment Agreement dated effective September 2, 2008, between Texas Petrochemicals Inc., Texas Petrochemicals LP and Russell T. Crockett Jr.

10.10*[1]	Texas Petrochemicals Inc. 2004 Stock Awards Plan

10.11*[1]	Form of Option Award Agreement under 2004 Stock Awards Plan

10.12*[1]	Form of Restricted Stock Award Agreement under 2004 Stock Awards Plan

10.13*[1]	Texas Petrochemicals Inc. 2009 Long-Term Incentive Plan

10.14*	Form of Restricted Stock Award Agreement under 2009 Long-Term Incentive Plan

10.15[1]	Form of Indemnification Agreement

21[1]	Subsidiaries of Texas Petrochemicals Inc.

*	Compensatory plan or agreement.
[1]	Previously filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on January 8, 2010.

TEXAS PETROCHEMICALS INC.

By:	/S/ CHARLES SHAVER
Charles Shaver
President and Chief Executive Officer

Consolidated Financial Statements

Texas Petrochemicals Inc. and Subsidiaries

As of September 30, 2009 and Three Months

Ended September 30, 2009 and 2008

Texas Petrochemicals, Inc.

Condensed Consolidated Balance Sheets

(Dollars in thousands, except per share amounts)

	September 30, 2009	June 30, 2009
	(Unaudited)

ASSETS

Current assets:
Cash and cash equivalents	$23	$6,588
Accounts receivable, net	130,542	98,515
Inventories	88,112	36,884
Other current assets	22,597	20,264

Total current assets	241,274	162,251

Property, plant and equipment, net	507,708	516,377
Investment in limited partnership	2,782	2,782
Intangible assets, net	6,007	6,018
Other assets, net	20,884	22,415

Total assets	$778,655	$709,843

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$109,925	$86,731
Accrued liabilities	19,274	19,241
Current portion of long-term debt	7,661	2,715

Total current liabilities	136,860	108,687

Long-term debt	304,380	269,855
Deferred income taxes	54,243	52,090

Total liabilities	495,483	430,632

Commitments and contingencies

Stockholders’ equity:
Common stock, $0.01 par value, 25,000,000 authorized and 18,075,249 and 17,863,030 shares issued and 17,897,904 and 17,685,685 shares outstanding at September 30 and June 30, 2009, respectively	181	179
Additional paid-in capital	193,357	193,102
Accumulated earnings	93,564	89,860
Accumulated other comprehensive income	(611)	(611)
Treasury stock at cost, 177,345 shares	(3,319)	(3,319)

Stockholders’ equity	283,172	279,211

Total liabilities and stockholders’ equity	$778,655	$709,843

The accompanying notes are an integral part of these condensed consolidated financial statements.

Texas Petrochemicals, Inc.

Condensed Consolidated Statements of Operations

(Unaudited, dollars in thousands, except per share amounts)

	Three Months Ended September 30,
	2009	2008

Revenue	$340,166	$543,345
Cost of sales	282,436	481,263

	57,730	62,082

Operating expenses:
Operating expenses	32,796	36,878
General and administrative expenses	5,685	8,968
Depreciation and amortization	10,294	10,017

	48,775	55,863

Income from operations	8,955	6,219

Other (income) expense:
Interest expense	3,683	4,082
Unrealized (gain) loss on derivatives	(203)	396
Other, net	(444)	(461)

	3,036	4,017

Income before income taxes	5,919	2,202

Income tax expense	2,215	814

Net income	$3,704	$1,388

Earnings per share:
Basic	$0.21	$0.08

Diluted	$0.21	$0.08

Weighted average shares outstanding:
Basic	17,845	17,796
Diluted	17,845	18,204

The accompanying notes are an integral part of these condensed consolidated financial statements.

Texas Petrochemicals, Inc.

Condensed Consolidated Statement of Stockholders’ Equity

(Unaudited, dollars in thousands)

	Common Stock		Additional Paid-in	Accumulated Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost	Total Stockholders’ Equity
	Shares	Amount	Capital

Balances - June 30, 2009	17,686	179	193,102	89,860	(611)	(3,319)	279,211

Net income	—	—	—	3,704	—	—	3,704

Comprehensive income							3,704

Vesting of restricted stock	212	2	(2)	—	—	—	—
Stock compensation expense	—	—	257	—	—	—	257

Balances - September 30, 2009	17,898	$181	$193,357	$93,564	$(611)	$(3,319)	$283,172

The accompanying notes are an integral part of these condensed consolidated financial statements.

Texas Petrochemicals, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited, dollars in thousands)

	Three Months Ended September 30,
	2009	2008
Cash flows from operating activities:
Net income	$3,704	$1,388
Distributions received from joint venture	353	247
Adjustments to reconcile net income to cash flows (used in) provided by operating activities
Depreciation and amortization	10,294	10,017
Turnaround amortization	1,157	791
Provision for bad debt expense	132	—
Amortization of debt issuance costs	384	306
Pension expense	365	349
Pension plan contributions	(854)	(284)
Deferred income taxes	2,153	—
Non-cash stock compensation expense	257	1,584
Unrealized (gain) loss on derivatives	(203)	396
Earnings from joint venture	(353)	(271)
Changes in assets and liabilities:
Accounts receivable	(32,160)	75,987
Inventories	(51,229)	(43,613)
Other assets	(2,362)	(3,590)
Accounts payable and accrued liabilities	23,921	(38,423)

Net cash (used in) provided by operating activities	(44,441)	4,884

Cash flows from investing activities:
Capital expenditures	(1,595)	(7,776)

Net cash used in investing activities	(1,595)	(7,776)

Cash flows from financing activities:
Repayments on term loan	(681)	(688)
Net proceeds from revolving credit facility borrowings	35,200	2,500
Proceeds from insurance debt	7,669	5,747
Payments on insurance debt	(2,717)	(1,582)
Exercise of stock options	—	33
Repurchase of common stock	—	(3,019)

Net cash provided by financing activities	39,471	2,991

Decrease (increase) in cash and cash equivalents	(6,565)	99
Cash and cash equivalents, beginning of period	6,588	615

Cash and cash equivalents, end of period	$23	$714

The accompanying notes are an integral part of these condensed consolidated financial statements.

Texas Petrochemicals Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009 and 2008

NOTE A – BASIS OF PRESENTATION

1. Organization

The accompanying consolidated financial statements include the accounts of Texas Petrochemicals Inc., a Delaware corporation, and its wholly owned subsidiary, Texas Petrochemicals LLC, a Texas limited liability company (collectively referred to as the “Company,” “our,” “we” or “us”). Texas Petrochemicals Inc. was incorporated on March 15, 2004. Texas Petrochemicals Inc. owned a 1% interest in Texas Petrochemicals LP, a Texas limited partnership (the “Partnership”), now known as Texas Petrochemicals LLC, and was its sole general partner. Texas Petrochemicals LLC, a Delaware limited liability company (the “Delaware LLC”), owned the remaining 99% ownership interest in, and was the limited partner of, the Partnership. On December 16, 2008, the Delaware LLC merged into Texas Petrochemicals Inc., and the Partnership was converted to a Texas limited liability company named Texas Petrochemicals LLC.

2. Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements include the accounts of Texas Petrochemicals Inc. and its wholly owned subsidiary, Texas Petrochemicals LLC, after the elimination of all significant intercompany balances and transactions. In the opinion of our management, all adjustments considered necessary for a fair presentation have been made in the accompanying unaudited condensed financial statements. The unaudited consolidated financial statements should be read in conjunction with our audited consolidated financial statements and related notes. Our investment in Hollywood/Texas Petrochemicals LP is accounted for under the equity method. The financial statements presented have been prepared by us in accordance with accounting principles generally accepted in the United States of America (US GAAP). The consolidated balance sheet at June 30, 2009 was derived from audited financial statements but does not include all disclosures required by accounting principles generally accepted under US GAAP.

3. Seasonality

The pricing under our supply contracts and sales contracts is usually tied to a commodity price index, such as indices based on the price of unleaded regular gasoline, butane, isobutane or refinery grade propylene, or to the price at which we sell the finished product. The price for unleaded regular gasoline, typically used in pricing for butene-1, MTBE and raffinates, varies seasonally as a result of increased demand during the spring and summer months of the year and decreased demand during the fall and winter months of the year. In addition, we typically have greater demand for our raffinates and MTBE products during the spring and summer months. As a result, we generally have increased volumes and margins for these products during the spring and summer and decreased volumes and margins during the fall and winter.

NOTE B – DESCRIPTION OF BUSINESS

1. Manufacturing Facilities and Products

We have three principal processing facilities, located in Houston, Texas, Port Neches, Texas and Baytown, Texas. The Houston and Port Neches facilities, which process crude C4 into butadiene and related products, are strategically located near most of the significant petrochemical consumers in Texas and Louisiana. Our Baytown facility primarily produces nonene and tetramer. All three locations provide convenient access to other Gulf Coast petrochemical producers and are connected to several of our customers and raw materials suppliers through an extensive pipeline network. In addition, our Houston and Port Neches facilities are serviced by rail, tank truck, barge and ocean-going vessel.

The products in our C4 Processing segment include: butadiene, primarily used to produce synthetic rubber that is mainly used in tires and other automotive products; butene-1, primarily used in the manufacture of plastic resins

Texas Petrochemicals Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2009 and 2008

and synthetic alcohols; raffinates, primarily used in the manufacturing of alkylate, a component of premium unleaded gasoline; and methyl tertiary butyl ether (“MTBE”), primarily used as a gasoline blending stock. The products in our Performance Products segment include: high purity isobutylenes (“HPIB”), primarily used in the production of synthetic rubber, lubricant additives, surfactants and coatings; conventional polyisobutylenes (“PIB”) and highly reactive polyisobutylenes (“HR-PIB”), primarily used in the production of fuel and lubricant additives, caulks, adhesives, sealants and packaging; diisobutylene (“DIB”), primarily used in the manufacture of surfactants, plasticizers and resins; and nonene and tetramer, primarily used in the production of plasticizers, surfactants and lubricant additives. We sell our products primarily to chemical and petroleum based companies in North America.

Our principal raw material feedstocks are crude C4, crude isobutylene and refinery grade propylene. The pricing under our supply contracts and sales contracts is usually tied to a commodity price index, such as indices based on the price of unleaded regular gasoline, butane, isobutane or refinery grade propylene, or to the price at which we sell the finished product.

NOTE C – DETAIL OF CERTAIN CONSOLIDATED BALANCE SHEET CAPTIONS

1. Inventories (in thousands):

	September 30, 2009	June 30, 2009

Finished goods	$55,155	$24,913
Raw materials and chemical supplies	32,957	11,971

	$88,112	$36,884

2. Other current assets (in thousands):

	September 30, 2009	June 30, 2009

Prepaid expense and other	$9,295	$7,164
Repair parts inventory	8,937	8,735
Deferred taxes, net	4,365	4,365

	$22,597	$20,264

3. Property, plant and equipment (in thousands):

	September 30, 2009	June 30, 2009

Land and land improvements	$41,803	$41,803
Plant and equipment	577,560	573,911
Construction in progress	6,610	9,005
Other	16,116	15,755

	642,089	640,474
Less accumulated depreciation	134,381	124,097

	$507,708	$516,377

Texas Petrochemicals Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2009 and 2008

4. Intangible Assets (in thousands):

Changes in the carrying amount of our intangible assets for the three months ended September 30, 2009 were as follows:

	Intangible assets	Accumulated amortization	Carrying value

Balance at June 30, 2009	$6,220	$(202)	$6,018
Amortization	—	(11)	(11)

Balance at September 30, 2009	6,220	(213)	6,007

The following summarizes the gross carrying amounts and accumulated amortization of intangible assets as of September 30, 2009:

	Gross carrying value	Accumulated amortization	Net carrying value

Technology license	$5,499	$—	$5,499
Patents	721	(213)	508

	$6,220	$(213)	$6,007

5. Accrued liabilities (in thousands):

	September 30, 2009	June 30, 2009
Accrued payroll and benefits	$4,811	$7,009
Accrued freight	2,714	3,070
Accrued interest	782	854
Federal and state income tax	250	114
Property and sales tax	6,172	4,330
Deferred revenue	633	—
Fair value of derivative financial instruments	3,260	3,464
Other	652	400

	$19,274	$19,241

NOTE D – INVENTORY EXCHANGE BALANCES

We may enter into product exchange agreements with suppliers and customers for raw materials and finished goods. Exchange balances due to or from exchange partners are recorded in inventory at the lower of average cost or market. Gains or losses realized from the utilization of these exchanges are reflected in cost of sales. At September 30, 2009 and 2008, we had exchange receivable positions of $0.0 million and $8.5 million, respectively, and exchange payable positions of $0.3 million and $9.0 million, respectively.

NOTE E – INVESTMENT IN LIMITED PARTNERSHIP

We have a 50% limited partnership interest in Hollywood/Texas Petrochemicals LP. We and Kirby Inland Marine, Inc. formed this limited partnership to operate four barges capable of transporting chemicals. We account for this investment under the equity method and report our portion of the limited partnership’s net income as other income in the accompanying Condensed Consolidated Statements of Operations. The amounts attributable to this investment recorded in other income in the three months ended September 30, 2009 and 2008

Texas Petrochemicals Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2009 and 2008

were $0.4 million, and $0.3 million, respectively. The amounts of cash distributions received in the three months ended September 30 2009 and 2008 were $0.4 million and $0.3 million, respectively.

NOTE F – PURCHASE OF TREASURY STOCK

As of September 30, 2009, we had a total of 177,345 shares of common stock held as treasury stock. Of the treasury shares, during the three months ended September 30, 2008 we acquired 167,000 shares, valued at cost, for $3.0 million. We account for treasury stock under the cost method.

NOTE G – SUBSEQUENT EVENTS

In accordance with FASB ASC 855, Subsequent Events, we determined there were no subsequent events that should be disclosed or recognized in the financial statements. This evaluation was performed through November 25, 2009, the date of issuance of these financial statements.

NOTE H – RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In June 2009 the Financial Accounting Standards Board (“FASB”) issued the Accounting Standards Codification (“FASB ASC”) as the sole source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements and is effective for interim and annual periods ending after September 15, 2009. FASB ASC does not change GAAP but changes the way accounting principles are referenced in financial statements and notes to financial statements. As required, we adopted FASB ASC in our first quarter financial statements ending September 30, 2009 and other than accounting principle resource referencing FASB ASC had no effect on our financial statements.

In December 2007, the FASB issued changes in accounting requirements for business combinations prescribed by FASB ASC 815, Business Combinations (“FASB ASC 805”). The requirements retain the purchase method of accounting for acquisitions, but require a number of changes, including changes in the way assets and liabilities are recognized in purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. The above provisions for changes in accounting requirements prescribed by FASB ASC 805, effective for the Company beginning July 1, 2009, were adopted in the first quarter of fiscal 2010 with no impact on our financial statements at September 30, 2009.

FASB ASC 820, Fair Value Measurements and Disclosures (“FASB ASC 820”) establishes a standard definition of fair value, and a framework under generally accepted accounting principles to measure fair value and expands disclosure requirements for fair value measurements. On July 1, 2008, the Company adopted the provisions of FASB ASC 820 for assets and liabilities measured or disclosed at fair value on a recurring basis. The provisions of FASB ASC 820 were adopted for nonfinancial assets and liabilities measured on a non-recurring basis on July 1, 2009 and had no impact on our consolidated financial statements at September 30, 2009 as we currently have no nonfinancial assets and liabilities measured on a non-recurring basis at fair value.

In June 2008, the FASB issued revisions to FASB ASC 260, Earnings Per Share (“FASB ASC 260”) which prescribe guidelines on determining whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share. Further, the revisions clarify that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two class method. The above provisions are effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. As we have no share-based payment transactions that contain pre-vesting dividend rights, our adoption of those provisions July 1, 2009 had no impact on our calculated earnings per share.

Texas Petrochemicals Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2009 and 2008

NOTE I – DEBT

Outstanding debt (in thousands):

	September 30, 2009	June 30, 2009

Term loan	$271,889	$272,570
Revolving credit facility	35,200	—
Note payable for insurance premium	4,952	—

Total long-term debt	312,041	272,570
Less current maturities	7,661	2,715

Long-term debt, less current maturities	$304,380	$269,855

1. Term Loan

The $280.0 million Term Loan has a seven-year term with principal amortization of 0.25% quarterly, which began on September 30, 2006. Furthermore, we are required to make principal repayments based on our excess cash flow calculated annually beginning January 1, 2007. The required payment under the mandatory prepayment with excess cash flow provision varies depending upon our calculated Leverage Ratio. For excess cash flow generated in fiscal year ended June 30, 2009, we will make a payment of $0.4 million in October 2009. There was no such prepayment required for fiscal 2008.

The Term Loan bears interest at a floating rate, which, at our option, is based on LIBOR or the prime rate plus a spread. At September 30, 2009, our Term Loan spread and total interest rate was 2.50% and 2.875%, respectively. The Term Loan is secured by a first priority lien on all tangible and intangible fixed assets and is cross collateralized with the $140.0 million Revolving Credit Facility. The Term Loan agreement includes certain restrictive covenants, which include but are not limited to, limitations on debt, mergers and acquisitions, restricted payments, investments, asset sales, liens and transactions with affiliates. As of September 30, 2009, we were in compliance with Term Loan covenants.

We were required by October 25, 2006, under our Term Loan agreement, to purchase interest rate protection on at least $120.0 million of the Term Loan for not less than three years. To satisfy this requirement, on October 18, 2006, we entered into an interest rate cap agreement for a one time expense of approximately $0.3 million. The interest rate cap provided protection on $120.0 million of our long term debt over a three year period, which ended October 31, 2009, if LIBOR exceeded 6.0%.

2. Revolving Credit Facility

The $115.0 million asset-based Revolving Credit Facility has a five-year term, maturing on June 27, 2011, and bears interest at a floating rate, which, at our option, is based on LIBOR or the prime rate plus a spread. At September 30, 2009, our Revolving Credit Facility spread and total interest rate was 2.5% and 5.75%, respectively. In March 2008, we exercised an accordion feature of the Revolving Credit Agreement which increased the availability under the facility by $25.0 million to $140.0 million. With the exercise of the accordion feature there were no changes in the terms, covenants or pricing of the facility.

On February 10, 2009, the Revolving Credit Agreement was amended to provide additional flexibility. In part, the amendment eliminated certain covenant tests related to the springing fixed charge coverage ratio and provided for additional liquidity. Pricing under the facility was amended from a matrix pricing grid to a set spread over Base Rate and LIBOR. The agreement called for an absolute block on availability which escalates from $15.0 million from the amendment date through December 31, 2009 and remains at $20.0 million thereafter for the term of the facility.

The availability under the facility is limited to our current borrowing base (comprised of 85% of eligible accounts receivable and 65% of eligible inventory), further reduced by the availability block. The facility calls for a commitment fee of 0.375% of the undrawn portion of the commitments under the Revolving Credit Facility. The loan is secured by a first lien on cash, accounts receivable, inventory, and certain intangibles and is cross

Texas Petrochemicals Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2009 and 2008

collateralized with the Term Loan. The Revolving Credit Facility has certain restrictive covenants which include, but are not limited to, limitations on debt, mergers and acquisitions, restricted payments, investments, asset sales, liens and transactions with affiliates. Calculated as of September 30, 2009, borrowings under the facility were $35.2 million and the amount available was $86.1 million.

NOTE J – FAIR VALUE AND FINANCIAL INSTRUMENTS

Within the framework for measuring fair value, FASB ASC 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard defines the three levels of inputs used to measure fair value as follows:

•	Level 1: Inputs are unadjusted quoted prices for identical assets or liabilities in active markets, which primarily consist of financial instruments traded on exchange or futures markets.

•

Level 2: Inputs are other than quoted prices in active markets (included in Level 1), which are directly or indirectly observable as of the financial reporting date, which includes derivative instruments transacted primarily in over-the-counter markets.

•	Level 3: Unobservable inputs, which include inputs derived through extrapolation or interpolation that cannot be corroborated by observable market data.

The table below presents the balance of liabilities measured at fair value on a recurring basis as of September 30, 2009 (in thousands):

Description	Significant other observable inputs (Level 2)	Total

Derivative liabilities	$3,260	$3,260

Our financial instruments, described below, consist of an interest rate swap, an interest rate cap and commodity swaps, for which fair values are measured based on significant other observable inputs (i.e., Level 2 inputs). Since our financial instruments are in a liability position we evaluated risk of non-performance as a component of the recorded fair value.

In June 2008, we entered into a two-year interest rate swap whereby we effectively fixed the interest rate at 3.406% plus a spread of 2.5% (total fixed rate of 5.906%) on $135.0 million of our outstanding variable rate debt. The interest rate swap expires on June 30, 2010.

In October 2006, as required under our Term Loan, we entered into an interest rate cap agreement for a one-time expense of approximately $0.3 million. The interest rate cap provided protection on $120.0 million of our long term debt over a three year period, which ended October 31, 2009, if LIBOR exceeded 6.0%.

We may periodically use interest rate swaps to manage interest rate exposures between fixed and floating rates on our long-term debt. Under interest rate swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated using an agreed-upon notional principal amount. The counter-parties to the interest rate swap agreements are financial institutions with investment grade ratings.

In August and September 2009 we entered into a series of commodity swaps to mitigate risk on our fuel-related products inventory. The first tranche of the series matured September 30, 2009, resulting in a realized gain of $0.3 million. The remaining three commodity swap tranches mature on the last day each of the three months

Texas Petrochemicals Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2009 and 2008

ending December 31, 2009. The outstanding commodity swap tranches at September 30, 2009 are for 100,000 barrels of U.S. Gulf Coast gasoline at a fixed price on 30,000 barrels at $1.8490 per gallon, on 35,000 barrels at $1.5935 per gallon and 35,000 barrels at $1.6065 per gallon. A net unrealized loss, shown in the “Unrealized (gain) loss on derivatives” line on the Condensed Consolidated Statements of Operations, was recorded on the remaining commodity swap for $0.2 million in September 2009.

The combined fair value of the interest rate swap, interest rate cap, and commodity swaps are recorded on the balance sheet as a liability at September 30 and June 30, 2009 in for $3.3 million and $3.5 million, respectively. None of the instruments has been designated as a hedge; consequently, changes in the fair values are recognized in earnings in the period the changes occur. We recorded a net unrealized gain of $0.2 million in the three months ended September 30, 2009 and a net unrealized loss of $0.4 million in the three months ended September 30, 2008.

NOTE K – EARNINGS PER SHARE

Basic income per share is computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted income per share reflects potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the income of the Company subject to anti-dilution limitations.

Basic and diluted earnings per share are computed for the three months ended September 30 as follows (in thousands, except per share amounts):

	2009	2008
Basic earnings per share:
Net income available to common shareholders	$3,704	$1,388

Average common shares outstanding	17,845	17,796

Basic earnings per share	$0.21	$0.08

Diluted earnings per share:
Net income available to common shareholders	$3,704	$1,388

Average common shares outstanding	17,845	17,796
Add: common stock equivalents:
Stock options and restricted stock	—	408

	17,845	18,204

Diluted earnings per share	$0.21	$0.08

Anti-dilutive stock options and restricted stock not included in the treasury stock method	1,166	405

Average grant price of stock options and restricted stock not included in the treasury stock method	$17.37	$23.41

NOTE L – COMMITMENTS AND CONTINGENCIES

1. Legal Matters

From time to time, we are party to lawsuits arising in the normal course of business. We intend to defend these actions vigorously and believe, based on currently available information, that adverse results or judgments from such actions, if any, will not be material to our financial position or results of operations.

To the extent that we are named in any legal proceedings relating to the assets acquired from Huntsman Petrochemical Corporation and Huntsman Fuels, LP (collectively, “Huntsman”) on June 27, 2006 (the “Port Neches Assets”) where the alleged events giving rise to the proceeding occurred prior to our ownership of the

Texas Petrochemicals Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2009 and 2008

Port Neches Assets, we will be generally indemnified in such proceedings by Huntsman, subject to the terms and limitations of the indemnity contained in the Purchase and Sale Agreement with Huntsman and others, as amended (the “Huntsman Agreement”). There can be no assurance, however, that all of such matters will be subject to indemnity or that the existing indemnities will be sufficient to cover the allocated liabilities for such matters.

2. MTBE Developments

As a result of the enactment of the Energy Bill in August 2005, the oxygenate mandate has been eliminated from the regulatory framework for unleaded gasoline. To the best of our management’s knowledge, nearly all refiners have discontinued their use of MTBE in unleaded gasoline in the United States, and, as we had sold MTBE in the United States solely in response to the demand requirements of the domestic refinery customers, we no longer sell MTBE into the United States market, focusing instead on opportunistic sales into export markets. Due to these changing market conditions, we no longer produce MTBE at our Port Neches facility, and at our Houston facility we produce MTBE only as a by-product of our C4 processing operations, rather than from dedicated dehydrogenation units.

Legal actions have been filed in several states for recovery for alleged property damage and/or costs of remediation and replacement of water supplies due to the presence of MTBE, generally as a result of unleaded gasoline leakage from underground storage tanks. Texas Petrochemicals LLC, as successor-in-interest to the Partnership, along with many other companies with refining operations, has been named as a defendant in eighteen lawsuits filed by certain municipal water districts alleging MTBE contamination in groundwater in both state court in New York and in the U.S. District Court for the Southern District of New York as part of the multi-district litigation. We believe that we have strong defenses to these claims and we intend to vigorously defend these cases. First, pursuant to the laws applicable under a Chapter 11 Reorganization, the Partnership properly filed notices eliciting any party to come forward with any pre-petition claims against the Partnership which arose prior to July 20, 2003. Such notices were to be received prior to the bar date in January 2004. No notices were received by the Partnership as it relates to any actions involving MTBE contingencies or claims. Second, to the extent that such lawsuits arise from MTBE manufactured or sold by the Huntsman Assets prior to the closing of the transaction, we will be indemnified in such action by Huntsman for a period of eight years after the closing of the transaction - without a dollar limitation. There can be no assurance, however, that all of such matters will be subject to indemnity or that the existing indemnities will be sufficient to cover the allocated liabilities for such matters. We believe that, for all the reasons described above, the possibility of a material loss associated with our MTBE litigation is remote.

3. Environmental Matters

We are subject to extensive federal, state and local environmental laws, regulations, rules and ordinances. These include, for example:

•

the federal Resource Conservation and Recovery Act (“RCRA”) and comparable state laws that impose requirements for the generation, handling, transportation, treatment, storage, disposal and cleanup of waste from our facilities;

•

the federal Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) also known as “Superfund,” and comparable state laws that regulate the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by us or locations to which we have sent waste for disposal;

•	the federal Clean Water Act (“CWA”) and analogous state laws and regulations that impose detailed permit requirements and strict controls on discharges of waste water from our facilities;

•	the federal Clean Air Act (“CAA”) and comparable state laws and regulations that impose obligations related to air emissions; and

Texas Petrochemicals Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2009 and 2008

•	federal and state laws and regulations currently under development to address greenhouse gas (“GHG”) emissions.

In the ordinary course of business, we undertake frequent environmental inspections and monitoring and are subject to occasional investigations by governmental enforcement authorities. In addition, our production facilities require a number of environmental permits and authorizations that are subject to renewal, modification and, in certain circumstances, revocation. Actual or alleged violations of environmental laws or permit requirements or the discovery of releases of hazardous substances at or from our facilities could result in restrictions or prohibitions on plant operations, significant remedial expenditures, substantial civil or criminal sanctions, as well as, under some environmental laws, the assessment of strict and/or joint and several liabilities. Moreover, changes in environmental regulations could inhibit or interrupt our operations, or require us to modify our facilities or operations. Accordingly, environmental or regulatory matters may cause us to incur significant unanticipated losses, costs or liabilities.

We are committed to establishing and maintaining compliance with applicable environmental, health, safety (including process safety) and security (“EHS&S”) legal requirements, and we have developed policies and management systems intended to identify the various EHS&S legal requirements applicable to our operations and facilities, enhance and assure compliance with applicable requirements, ensure the safety of our employees, contractors, community neighbors and customers, and minimize the generation of wastes, the emission of air contaminants and the discharge of pollutants. These EHS&S management systems also serve to foster efficiency and improvement and to reduce operating risks.

On occasion, we receive notices of violation, enforcement and other complaints from regulatory agencies alleging non-compliance with applicable EHS&S laws or regulations. Although we may have costs or penalties in connection with such governmental proceedings, based on currently available information and our experience, we believe that the ultimate resolution of such matters will not have a material impact on our results of operations, financial position or liquidity.

We may in the future be allocated costs based on specific identification to investigate and clean up waste or contamination at our current or former facilities or facilities operated by third parties who may have disposed of waste or other materials. Under some circumstances, the scope of our allocated liability may extend to damages to natural resources. Specifically, under the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), and similar state laws, a current or former owner or operator of real property may be liable for remediation costs regardless of whether the release or disposal of hazardous substances was in compliance with law at the time it occurred, and a current owner or operator may be liable regardless of whether it owned or operated the facility at the time of the release. In addition, under laws and regulations protecting soils and groundwater and considering long operating histories of several decades at some of our sites, we may be required to evaluate the potential presence of and/or remediate potential contamination originating from historical operations.

To the extent that liabilities arise from operations or events relating to our Port Neches facility that occurred prior to our ownership of the facility, we will generally be entitled to be indemnified by Huntsman for eight years after the June 2006 closing subject to the terms and limitations of the indemnity provisions contained in the Purchase and Sale Agreement with Huntsman. We can provide no assurance, however, that all of such matters will be covered by the indemnity, that the indemnifying party will honor its obligations, or that the existing indemnities will be sufficient to cover the liabilities for such matters.

In January 2009, we signed an Agreed Corrective Action Order (“ACAO”) with the Texas Commission on Environmental Quality (“TCEQ”) related to our Houston facility. The ACAO was approved by the TCEQ Commissioners in April 2009 following a public agenda hearing. The ACAO obligates us to undertake a five-year, $20 million incremental spending program on projects designed to enhance environmental performance that would not normally have been done as part of routine maintenance at our Houston facility. We expect to implement the required measures and incur the incremental spending through a combination of (a) increases in our annual maintenance and capital expenditures throughout the five-year period and (b) additional expenditures in connection with our regularly scheduled turnarounds (typically occurring every three to four years) at the Houston facility. We expect to fund the incremental expenditures from our operations and/or from borrowings under our Revolving Credit Facility and do not expect the expenditures to have a material impact on our operations or liquidity. In the ACAO, we also commit to reduce emissions of volatile organic compounds from discrete emissions events at our Houston facility on a rolling twelve-month basis by more than thirty-five percent of annual pre-ACAO levels.

Texas Petrochemicals Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2009 and 2008

NOTE M – EMPLOYEE BENEFITS

1. Retirement Plan

We sponsor a defined contribution plan that is available to all full-time employees after the first day of the month following their employment date. Employees can contribute up to 25% of their base compensation to a tax-deferred fund not to exceed $16,500 for 2009 and $15,500 for 2008. We match at the rate of one dollar for each dollar contributed by the employee up to 5% of such employee’s base compensation and contributions vest immediately. Our expense to match employee contributions was approximately $0.5 million and $0.74 million for the three months ended September 30, 2009 and 2008, respectively. Additionally, we made discretionary contributions to the plan of approximately $0.0 million and $0.2 million for the three months ended September 30, 2009, and 2008, respectively.

2. Stock Compensation Plans

In December 2004, our shareholders approved the 2004 Stock Award Plan (the “Plan”). In March 2006, we amended the Plan to reserve up to an additional 788,433 shares of common stock under the Plan. The Plan reserves 2,613,317 shares of our common stock in the form of 1,331,722 stock options and 1,281,595 restricted stock awards for issuance to certain of our directors, officers and employees. The stock option and restricted stock awards under the Plan vest over a period of five years or less. While the Plan expires on its own terms effective December 15, 2010 for purposes of new grants, certain awards remain in effect after the Plan’s expiration date, per the terms of the award agreements.

Stock-based compensation expense for the three months ended September 30, 2009 and 2008 was $0.2 million and $1.8 million, respectively, and was recorded as a component of general and administrative expenses in the accompanying Condensed Consolidated Statements of Operations. The expected term of the options is based on evaluations of historical and expected future employee exercise behavior. The risk-free interest rate is based on the U.S. Treasury rate at the date of grant with maturity dates approximately equal to the expected life at the grant date. Volatility is based on historical volatility of our stock. We have not historically paid any dividends and have no current plans to pay future dividends.

The following table summarizes the components of our stock-based compensation programs recorded as expense for the three months ended September 30 (in thousands):

	2009	2008

Restricted stock:
Pretax compensation expense	$159	$1,370
Tax benefit	(56)	(480)

Restricted stock expense, net of tax	103	890

Stock options:
Pretax compensation expense	81	421
Tax benefit	(28)	(147)

Stock option expense, net of tax	53	274

Total stock based compensation:
Pretax compensation expense	240	1,791
Tax benefit	(84)	(627)

Total stock based compensation expense, net of tax	$156	$1,164

As of September 30, 2009, we had unrecognized compensation cost related to restricted stock and stock options of $0.8 million and $0.3 million of, respectively.

Texas Petrochemicals Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2009 and 2008

3. Defined Benefit Pension Plan

On January 1, 2007, we established a cash balance plan for the benefit of represented employees at the Port Neches facility acquired from Huntsman in June 2006. Participation in the cash balance plan is subject to terms of negotiated contracts. For participating employees, the cash balance plan benefit formula provides annual pay credits from 4% to 12% of eligible pay, depending on age and service, plus accrued interest. Participants with service under the Huntsman defined benefit plan may be eligible for additional annual pay credits from 1% to 8%, depending on their age and service as of that date, for up to five years. The plan’s assets are maintained by trustees in separately managed portfolios consisting of equity and fixed income securities.

Net periodic pension cost for the three months ended September 30 consists of the following components (in thousands):

	2009	2008

Components of net periodic pension cost:
Service cost	$331	334
Interest cost	55	32
Expected return on assets	(35)	(20)
Amortization of actuarial loss	14	3

	$365	$349

NOTE N – SEGMENT INFORMATION

We manage our core business as two operating segments based on the products we offer and the markets we serve. Our organizational structure is designed to most effectively manage our business segments and service the needs of our customers. Our operating segments are the C4 Processing business and the Performance Products business.

In the C4 Processing business, we process the crude C4 stream into several higher value components, namely butadiene, butene-1, raffinates and MTBE. In our Performance Products business, we produce high purity isobutylene, process isobutylene to produce higher value derivative products such as polyisobutylene and diisobutylene, and produce nonene and tetramer at our Baytown facility. With the completion of our isobutylene processing unit in the first quarter of fiscal 2008, we idled our Houston dehydrogenation units and stopped production of MTBE from those units. Subsequent to the dehydrogenation units being idled, MTBE has been produced only from our C4 processing activities at significantly reduced volumes, and is used either as a feedstock to the Performance Products segment or sold opportunistically into overseas markets. From third quarter of fiscal 2008 forward, MTBE revenues and operating results are included in our C4 Processing segment category for reporting purposes.

We produce steam and electricity for our own use at our Houston facility and we sell a portion of our steam production as well as excess electricity, which is also reported as part of our C4 Processing segment. The revenues and expenses related to sale of steam and electricity are not significant and are included in the C4 Processing segment.

The primary products produced in our C4 Processing segment and their primary uses are as follows:

•	Butadiene - primarily used to produce synthetic rubber that is mainly used in tires and other automotive products;

•	Butene-1 - primarily used in the manufacture of plastic resins and synthetic alcohols;

•	Raffinates - primarily used in the manufacturing of alkylate, a component of premium unleaded gasoline;

Texas Petrochemicals Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2009 and 2008

•	Methyl Tertiary Butyl Ester (“MTBE”) - primarily used as a gasoline blending stock.

The primary products produced in our Performance Products segment and their primary uses are as follows:

•	High purity isobutylene (“HPIB”) - primarily used in the production of synthetic rubber, lubricant additives, surfactants and coatings;

•	Conventional polyisobutylenes (“PIB”) and highly reactive polyisobutylenes (“HR-PIB”) - primarily used in the production of fuel and lubricant additives, caulks, adhesives, sealants and packaging;

•	Diisobutylene - primarily used in the manufacture of surfactants, plasticizers and resins;

•	Nonene and tetramer - primarily used in the production of plasticizers, surfactants, and lubricant additives.

1. Reportable Segments

The following table provides sales volumes, revenues, cost of sales and Adjusted EBITDA by reportable segment for the periods presented. The table also provides a reconciliation of Adjusted EBITDA to Net Income, the most direct comparative GAAP measure reported in the Consolidated Statements of Operations. Adjusted EBITDA is not a measure computed in accordance with GAAP. Accordingly it does not represent cash flow from operations, nor is it intended to be presented herein as a substitute to operating income or net income as indicators of our operating performance. We calculate Adjusted EBITDA in accordance with our credit facilities, meaning earnings before interest, taxes, depreciation and amortization, then adjusted to add back certain additional items. Such additional items include certain non-cash items defined by the credit facilities and reflected in the Reconciliation of Adjusted EBITDA to Net Income below. Our calculation of Adjusted EBITDA may be different from the calculation used by other companies; therefore, it may not be comparable to other companies.

Adjusted EBITDA is the primary performance measurement used by senior management and our Board of Directors to evaluate operating results and to allocate capital resources between our business segments. We also are presenting Adjusted EBITDA because our lenders require us to report this measure (referred to as Consolidated EBITDA in the credit facilities) to them, and the measure is used in ratio calculations that affect our ability to pay dividends and other distributions, and to make certain investments and acquisitions, in compliance with covenants under our credit facilities.

Texas Petrochemicals Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2009 and 2008

Financial results by operating segment for the three months ended September 30 are as follows (in thousands):

	2009	2008
Sales volumes (lbs) (unaudited):
C4 Processing	591,242	511,506
Performance Products	166,698	165,258

	757,940	676,764

Revenues:
C4 Processing	$267,009	$414,933
Performance Products	73,157	128,412

	$340,166	$543,345

Cost of sales (1):
C4 Processing	$222,195	$376,444
Performance Products	60,241	104,819

	$282,436	$481,263

Adjusted EBITDA (2):
C4 Processing	$21,056	$10,539
Performance Products	3,879	14,666
Corporate	(4,985)	(6,942)

	$19,950	$18,263

(1)	Excludes depreciation and amortization and operating expenses.
(2)	See above for further discussion of our calculation of Adjusted EBITDA and its use, and see below for a reconciliation of Adjusted EBITDA to Net Income.

2. Segment Assets

We do not identify and report assets by segment internally; consequently, such information is not presented herein.

3. Intersegment Sales

Inter-segment product transfers from the C4 Processing segment to the Performance Products segment are not significant and, as such, are not reported as inter-segment revenues.

Texas Petrochemicals Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 30, 2009 and 2008

Reconciliation of Adjusted EBITDA to Net Income for the three months ended September 30 are as follows (in thousands):

	2009	2008
Adjusted EBITDA:
C4 processing	$21,056	$10,539
Performance products	3,879	14,666
Corporate	(4,985)	(6,942)

	19,950	18,263

Reconciliation
Income taxes	(2,215)	(814)
Interest expense, net	(3,683)	(4,064)
Depreciation and amortization	(10,294)	(10,017)
Non-cash stock-based compensation	(257)	(1,584)
Unrealized gain (loss) on derivatives	203	(396)

	$3,704	$1,388

Consolidated Financial Statements

and Report of Independent Certified Public Accountants

Texas Petrochemicals Inc. and Subsidiaries

As of June 30, 2009 and 2008 and Years Ended June 30, 2009, 2008 and 2007

TEXAS PETROCHEMICALS INC.

Consolidated Financial Statements

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors

Texas Petrochemicals Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Texas Petrochemicals Inc. and Subsidiaries (the “Company”) as of June 30, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Texas Petrochemicals Inc. and Subsidiaries as of June 30, 2009 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Houston, Texas

September 23, 2009

Texas Petrochemicals Inc.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	June 30,
	2009	2008
ASSETS

Current assets:
Cash and cash equivalents	$6,588	$615
Accounts receivable	98,515	200,449
Inventories	36,884	102,462
Other current assets	20,264	28,526

Total current assets	162,251	332,052

Property, plant and equipment, net	516,377	545,972
Investment in limited partnership	2,782	2,424
Intangible assets, net	6,018	4,443
Other assets, net	22,415	20,370

Total assets	$709,843	$905,261

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$86,731	$218,571
Accrued liabilities	19,241	28,538
Current portion of long-term debt	2,715	2,743

Total current liabilities	108,687	249,852

Long-term debt	269,855	294,370
Deferred income taxes	52,090	61,576

Total liabilities	430,632	605,798

Commitments and contingencies

Stockholders’ equity:
Common stock, $0.01 par value, 25,000,000 authorized and 17,863,030 and 17,598,296 shares issued and 17,685,685 and 17,587,951 shares outstanding at June 30, 2009 and 2008, respectively	179	176
Additional paid-in capital	193,102	187,155
Accumulated earnings	89,860	112,638
Accumulated other comprehensive income	(611)	(206)
Treasury stock at cost, 177,345 and 10,345 shares, respectively	(3,319)	(300)

Stockholders’ equity	279,211	299,463

Total liabilities and stockholders’ equity	$709,843	$905,261

The accompanying notes are an integral part of these consolidated financial statements.

Texas Petrochemicals Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended June 30,
	2009	2008	2007

Revenue	$1,376,874	$2,016,198	$1,781,520
Cost of sales	1,194,173	1,752,191	1,540,097

	182,701	264,007	241,423

Operating expenses:
Operating expenses	132,268	131,191	124,368
General and administrative expenses	32,769	36,667	29,326
Depreciation and amortization	41,899	35,944	29,111
Asset impairment	5,987	—	—
Loss on sale of assets	—	1,092	—
Business interruption insurance recoveries	(10,000)	—	—
Unauthorized freight (recoveries) payments	(4,694)	499	6,812

	198,229	205,393	189,617

Income (loss) from operations	(15,528)	58,614	51,806

Other (income) expense:
Interest expense	16,836	19,045	18,505
Interest income	(20)	(177)	(1,510)
Unrealized loss (gain) on derivatives	3,710	(99)	(146)
Other, net	(1,623)	(1,394)	37

	18,903	17,375	16,886

Income (loss) before income taxes	(34,431)	41,239	34,920

Income tax expense (benefit)	(11,653)	14,615	13,690

Net income (loss)	$(22,778)	$26,624	$21,230

Earnings per share:
Basic	$(1.29)	$1.51	$1.23

Diluted	$(1.29)	$1.47	$1.20

Weighted average shares outstanding:
Basic	17,714	17,588	17,303
Diluted	17,714	18,073	17,761

The accompanying notes are an integral part of these consolidated financial statements.

Texas Petrochemicals Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands)

	Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Treasury Stock at	Total Stockholders’
	Shares	Amount	Capital	Earnings	Income (Loss)	Cost	Equity
Balances - June 30, 2006	16,858	$168	$172,395	$64,784	$—	$—	$237,347
Net income	—	—	—	21,230	—	—	21,230
Change in funded status of defined benefit plan, net of tax of $29	—	—	—	—	(54)	—	(54)

Comprehensive income							21,176

Exercise of stock options	87	1	1,331	—	—	—	1,332
Vesting of restricted stock	382	4	(4)	—	—	—	—
Stock compensation expense	—	—	5,257	—	—	—	5,257
Tax benefit windfall from share-based compensation arrangements	—	—	672	—	—	—	672

Balances - June 30, 2007	17,327	173	179,651	86,014	(54)	—	265,784

Net income	—	—	—	26,624	—	—	26,624
Change in funded status of defined benefit plan, net of tax of $82	—	—	—	—	(152)	—	(152)

Comprehensive income							26,472

Exercise of stock options	15	—	173	—	—	—	173
Stock purchased by company	(10)	—	—	—	—	(300)	(300)
Vesting of restricted stock	256	3	(3)	—	—	—	—
Stock compensation expense	—	—	6,494	—	—	—	6,494
Tax benefit windfall from share-based compensation arrangements	—	—	840	—	—	—	840

Balances - June 30, 2008	17,588	176	187,155	112,638	(206)	(300)	299,463

Net loss	—	—	—	(22,778)	—	—	(22,778)
Change in funded status of defined benefit plan, net of tax of $218	—	—	—	—	(405)	—	(405)

Comprehensive loss							(23,183)

Exercise of stock options	3	—	47	—	—	—	47
Stock purchased by company	(167)	—	—	—	—	(3,019)	(3,019)
Vesting of restricted stock	262	3	(3)	—	—	—	—
Stock compensation expense	—	—	6,311	—	—	—	6,311
Tax benefit shortfall from share-based compensation arrangements	—	—	(576)	—	—	—	(576)
Tax benefit windfall from share-based compensation arrangements	—	—	168	—	—	—	168

Balances - June 30, 2009	17,686	$179	$193,102	$89,860	$(611)	$(3,319)	$279,211

The accompanying notes are an integral part of these consolidated financial statements.

Texas Petrochemicals Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended June 30,
	2009	2008	2007
Cash flows from operating activities:
Net income (loss)	$(22,778)	$26,624	$21,230
Distributions received from joint venture	900	964	825
Adjustments to reconcile net income (loss) to cash flows provided by operating activities
Depreciation and amortization	41,899	35,944	29,111
Turnaround amortization	4,307	2,432	3,728
Asset impairment	5,987	—	—
Loss on sale of assets	—	1,092	—
Amortization of debt issuance costs	1,355	1,134	1,105
Pension expense	1,393	1,180	470
Pension plan contributions	(1,209)	(1,340)	—
Deferred income taxes	(4,968)	11,343	9,031
Non-cash stock compensation expense	6,311	6,494	5,257
Tax benefit windfall from share-based compensation arrangements	(168)	(840)	(672)
Tax benefit shortfall from share-based compensation arrangements	(576)	—	—
Unrealized loss (gain) on derivatives	3,710	(99)	(146)
Earnings from joint venture	(1,259)	(1,204)	(795)
Changes in assets and liabilities:
Accounts receivable	101,932	(38,845)	20,456
Inventories	65,579	(18,503)	(12,777)
Other assets	(7,204)	(12,538)	(1,458)
Accounts payable and accrued liabilities	(145,014)	43,988	18,224

Net cash provided by operating activities	50,197	57,826	93,589

Cash flows from investing activities:
Capital expenditures	(16,128)	(87,783)	(100,425)
Purchase of business assets	—	(70,000)	—
Proceeds from sale of assets	—	1,470	—

Net cash used in investing activities	(16,128)	(156,313)	(100,425)

Cash flows from financing activities:
Proceeds from term loan borrowings	—	70,000	—
Repayments on term loan	(2,744)	(2,595)	(2,092)
Net proceeds from (payments on) revolving credit facility borrowings	(21,800)	21,800	—
Proceeds from insurance debt	5,922	6,428	4,778
Payments on insurance debt	(5,922)	(6,428)	(8,605)
Debt issuance costs	(748)	(350)	(53)
Exercise of stock options	47	173	1,332
Tax benefit windfall from share-based compensation arrangements	168	840	672
Repurchase of common stock	(3,019)	(300)	—

Net cash (used in) provided by financing activities	(28,096)	89,568	(3,968)

Increase (decrease) in cash and cash equivalents	5,973	(8,919)	(10,804)
Cash and cash equivalents, beginning of period	615	9,534	20,338

Cash and cash equivalents, end of period	$6,588	$615	$9,534

The accompanying notes are an integral part of these consolidated financial statements.

Texas Petrochemicals Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2009, 2008 and 2007

NOTE A – BASIS OF PRESENTATION

1. Organization

The accompanying consolidated financial statements include the accounts of Texas Petrochemicals Inc., a Delaware corporation, and its wholly owned subsidiary, Texas Petrochemicals LLC, a Texas limited liability company (collectively referred to as the “Company,” “our,” “we” or “us”). Texas Petrochemicals Inc. was incorporated on March 15, 2004. Texas Petrochemicals Inc. owned a 1% interest in Texas Petrochemicals LP, a Texas limited partnership (the “Partnership”), now known as Texas Petrochemicals LLC, and was its sole general partner. Texas Petrochemicals LLC, a Delaware limited liability company (the “Delaware LLC”), owned the remaining 99% ownership interest in, and was the limited partner of, the Partnership. On December 16, 2008, the Delaware LLC merged into Texas Petrochemicals Inc., and the Partnership was converted to a Texas limited liability company named Texas Petrochemicals LLC.

2. Principles of Consolidation

The consolidated financial statements include the accounts of Texas Petrochemicals Inc. and its wholly owned subsidiary, Texas Petrochemicals LLC, after the elimination of all significant intercompany accounts and transactions. Our investment in Hollywood/Texas Petrochemicals LP is accounted for under the equity method. The financial statements presented have been prepared by us in accordance with accounting principles generally accepted in the United States of America.

NOTE B – DESCRIPTION OF BUSINESS

1. Manufacturing Facilities and Products

We have three principal processing facilities, located in Houston, Texas, Port Neches, Texas and Baytown, Texas. The Houston and Port Neches facilities, which process crude C4 into butadiene and related products, are strategically located near most of the significant petrochemical consumers in Texas and Louisiana. Our Baytown facility primarily produces nonene and tetramer. All three locations provide convenient access to other Gulf Coast petrochemical producers and are connected to several of our customers and raw materials suppliers through an extensive pipeline network. In addition, our Houston and Port Neches facilities are serviced by rail, tank truck, barge and ocean-going vessel.

The products in our C4 Processing segment include: butadiene, primarily used to produce synthetic rubber that is mainly used in tires and other automotive products; butene-1, primarily used in the manufacture of plastic resins and synthetic alcohols; raffinates, primarily used in the manufacturing of alkylate, a component of premium unleaded gasoline; and methyl tertiary butyl ether (“MTBE”), primarily used as a gasoline blending stock. The products in our Performance Products segment include: high purity isobutylenes (“HPIB”), primarily used in the production of synthetic rubber, lubricant additives, surfactants and coatings; conventional polyisobutylenes (“PIB”) and highly reactive polyisobutylenes (“HR-PIB”), primarily used in the production of fuel and lubricant additives, caulks, adhesives, sealants and packaging; diisobutylene (“DIB”), primarily used in the manufacture of surfactants, plasticizers and resins; and nonene and tetramer, primarily used in the production of plasticizers, surfactants and lubricant additives. We sell our products primarily to chemical and petroleum based companies in North America.

Our principal raw material feedstocks are crude C4, crude isobutylene and refinery grade propylene. The pricing under our supply contracts and sales contracts is usually tied to a commodity price index, such as indices based on the price of unleaded regular gasoline, butane, isobutane or refinery grade propylene, or to the price at which we sell the finished product.

Texas Petrochemicals Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2009, 2008 and 2007

NOTE C – SIGNIFICANT ACCOUNTING POLICIES

1. Reclassifications

Certain reclassifications have been made to prior years’ financial statements to conform to the current year presentation. The reclassifications had no impact on equity, net income or cash flows.

2. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Cash and Cash Equivalents

Cash and cash equivalents includes amounts on deposit in banks, cash invested temporarily in investments with original maturities of three months or less and cash on hand. We maintain cash balances that are insured by the Federal Deposit Insurance Corporation (“FDIC”). FDIC’s insurance limits were $0.25 million and $0.1 million at June 30, 2009 and June 30, 2008, respectively. The increase in federally insured limits is currently set to expire on December 31, 2009. As of June 30, 2009, we had cash balances in excess of FDIC limits; however we have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk on cash and cash equivalents.

4. Accounts Receivable

We extend credit to our customers in the normal course of business and generally do not require collateral for accounts receivable. We perform ongoing credit evaluations of our customers’ financial conditions and, in some instances, require letters of credit or additional guarantees in support of contracted amounts. We review the collectability of receivables and use the allowance method to record bad debt expense for amounts deemed uncollectible. We believe no allowance was necessary as of June 30, 2009 and 2008.

5. Inventories

Inventories consist of raw materials and finished goods and are valued at the lower of average cost or market. Costs include raw materials, labor and applicable manufacturing overhead. We may enter into product exchange agreements with suppliers and customers for raw materials and finished goods. Exchange balances due to or from exchange partners are recorded in inventory at the lower of average cost or market. Gains or losses realized from the utilization of these exchanges are reflected in cost of sales. At June 30, 2009 and 2008, we had exchange receivable positions of $0.2 million and $0.7 million, respectively, and exchange payable positions of $0.2 million and $-0- million, respectively.

6. Investment in Limited Partnership

We have a 50% limited partnership interest in Hollywood/Texas Petrochemicals LP. We and Kirby Inland Marine, Inc. formed this limited partnership to operate four barges capable of transporting chemicals. We account for this investment under the equity method and report our portion of the limited partnership’s net income as other income in the accompanying Consolidated Statements of Operations. The amounts attributable to this investment recorded in other income in 2009, 2008 and 2007 were $1.3 million, $1.2 million and $0.8 million, respectively. The amounts of cash distributions received in 2009, 2008 and 2007 were $0.9 million, $1.0 million and $0.8 million, respectively.

7. Property, Plant and Equipment

Property, plant and equipment are stated at depreciated historical cost. Depreciation of property, plant and equipment is computed using the straight-line method over estimated useful lives ranging from five to forty-five

Texas Petrochemicals Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2009, 2008 and 2007

years for financial reporting purposes and accelerated methods for income tax purposes. Maintenance and repairs and minor renewals are charged to expense as incurred while major improvements, renewals and betterments are capitalized. Interest is capitalized on long term construction projects using the Company’s internal cost of debt rate. Upon retirement or sale of an asset, the asset and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

8. Intangible Assets

Our intangible assets include patents and technology licenses. Patents are amortized using the straight-line method over their useful lives. Our technology licenses have no legal, regulatory, contractual, competitive, economic, or other factors that would limit their useful lives; consequently, we have determined their useful lives to be indefinite.

9. Impairment

We follow Statement of Financial Accounting Standard (“SFAS”) No. 142, Goodwill and Other Intangible Assets, regarding impairment of our indefinite life intangible assets (licensing agreements) and SFAS No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets, regarding impairment of our other long-lived assets (property, plant and equipment and patents). Our policy is to assess both our indefinite life intangible assets and our long-lived assets for impairment annually in the fourth quarter of each year or more frequently if events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.

An impairment loss is recognized only if the carrying value of a long-lived asset or asset group is not recoverable and is measured as the excess of its carrying value over its fair value. The carrying amount of a long-lived asset or asset group is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of long-lived asset or asset group. Because our technology licenses are fundamental to and inseparable from their respective long-lived manufacturing assets, we assess impairment of the technology licenses together with the respective long-lived assets based on the undiscounted future cash flows related to the respective manufacturing processes.

We viewed the downturn in the economy that started in the second half of calendar 2008 as a temporary condition that did not have a significant negative impact on our estimated long-term cash flows. Consequently, we did not perform impairment testing on our long-lived assets prior to the fourth quarter test in accordance with our policy.

Although our fourth quarter impairment test did not indicate any impairment of our indefinite life intangible assets or long-lived asset groups, based on changes in specific circumstances in the fourth quarter 2009, we recognized an impairment on a specific idled manufacturing unit – see Note E for further discussion.

10. Plant Turnaround Costs

Plant turnarounds are major scheduled and required partial or complete shutdowns of chemical processing units for significant overhaul and refurbishment, for periods typically lasting from two to four weeks. We use the deferral method to account for the cost of turnarounds. Under the deferral method the costs of major scheduled plant turnarounds are deferred on the balance sheet and charged to operating expense on a straight-line basis during the period until the next scheduled turnaround.

The amounts of deferred turnaround costs recorded on the balance sheet in other assets at June 30, 2009 and 2008 were $11.4 million and $9.3 million, respectively. Amortization of deferred turnaround costs charged to operating expense for the years ended June 30, 2009, 2008 and 2007 were $4.3 million, $2.4 million and $3.8 million, respectively.

Texas Petrochemicals Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2009, 2008 and 2007

11. Debt Issuance Costs

Direct costs incurred in connection with the issuance of long-term debt are capitalized and amortized over the term of the debt and are included in other assets on our Consolidated Balance Sheets. Amortization of these costs is included in interest expense.

12. Revenue Recognition

We recognize revenue from sales of products in the period when title and risk of loss transfer to the customer. Under certain contractual arrangements with a small number of customers, primarily related to butadiene, we invoice the customer prior to when title and risk of loss transfer to the customer. When these invoices are issued to the customer, typically at month-end, we record a customer receivable with an offsetting credit to deferred revenue. The customer will settle the liability based on credit terms independent of when the product actually ships. Deferred revenue is subsequently recognized as revenue at the time title and risk of loss transfer to the customer. The time lag between invoicing and shipping product for these deferred revenue transactions depends on when the customer has nominated delivery, which is normally the following month and seldom extends beyond two months. Product to be delivered under these deferred revenue arrangements remains in inventory until title and risk of loss transfer to the customer. The balance of deferred revenue can fluctuate significantly from period to period depending on the volume and pricing of the inventory and the timing of the customer’s needs.

13. Environmental Remediation Costs

Anticipated expenditures related to investigation and remediation of contaminated sites, which include operating facilities and waste disposal sites, are accrued when it is probable a liability has been incurred and the amount of the liability can be reasonably estimated.

14. Comprehensive Income (Loss)

Comprehensive income (loss) is reported in accordance with SFAS No. 130, Reporting Comprehensive Income. Our comprehensive income (loss) is defined as net income adjusted for the change (net of tax) during the year in the funded status of our defined benefit pension plan.

15. Income Taxes

We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes (an interpretation of SFAS 109), and FASB Staff Position FIN 48-1 (FSP 48-1) Definition of Settlement in FASB Interpretation No. 48.

We recognize deferred taxes at enacted tax rates on temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes and we record a valuation allowance on net deferred tax assets when it is more likely than not that these assets will not be realized.

We recognize interest and penalties related to uncertain tax positions taken or to be taken as part of income tax expense.

16. Stock Based Compensation

We account for stock-based compensation in accordance with SFAS No. 123(R), Share-Based Payment. We measure the cost of each stock option and restricted stock award at its fair value on the grant date. Each award vests over the subsequent period during which the recipient is required to provide service in exchange for the award (the vesting period). The cost of each award is recognized as expense in the financial statements over the respective vesting period. The expense recognized does not reflect an estimated forfeiture rate for unvested awards because we do not have sufficient historical experience to adequately support an estimated forfeiture rate.

Texas Petrochemicals Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2009, 2008 and 2007

17. Asset Retirement Obligations

We follow SFAS No. 143, Accounting for Asset Retirement Obligations, regarding accounting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The provisions of this statement apply to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset.

We have asset retirement obligations with respect to certain of our chemical processing assets due to various legal obligations to clean and/or dispose of various components of the chemical plants at the time they are retired. However, these components can be used for extended and indeterminate periods of time as long as they are properly maintained and/or upgraded. It is our practice and current intent to maintain our chemical processing assets and continue making improvements to those assets based on technological advances. As a result, management believes that our facilities have indeterminate lives for purposes of estimating asset retirement obligations because dates or ranges of dates upon which we would retire chemical processing assets cannot reasonably be estimated at this time. When a date or range of dates can reasonably be estimated for the retirement of any component part of a chemical plant, an estimate of the cost of performing the retirement activities will be provided and a liability will be recorded for the fair value of that cost using established present value techniques. We have not recorded an asset retirement obligation related to the retirement of any component parts of our facilities as of June 30, 2009 and 2008.

18. Capitalized Interest

Interest costs incurred during development and construction of certain long-term assets are capitalized as part of the cost of the assets. Interest costs capitalized in fiscal 2009, 2008 and 2007 were $0.9 million, $2.4 million and $1.5 million, respectively.

19. Shipping and Handling Costs

We account for shipping and handling costs in accordance with Emerging Issues Task Force 00-10, Accounting for Shipping and Handling Fees and Costs. Amounts billed to customers in sale transactions related to shipping and handling costs are recorded as revenue. Shipping and handling costs incurred by us are included in cost of sales in the Consolidated Statements of Operations.

20. Financial Instruments

The carrying amounts for cash and cash equivalents, receivables and payables approximate fair value because of the short maturity of these instruments. Our long-term debt is variable rate debt and, as such, the carrying amount approximates fair value, as interest rates vary with prevailing market rates.

21. Derivative Instruments

We account for derivative instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), as amended. Such instruments are measured at fair value and recognized as assets or liabilities in the Consolidated Balance Sheets. Accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation established at the inception of the derivative. For derivatives that are designated as fair value hedges, changes in fair value are recognized currently though earnings with an offsetting, partial mark-to-fair-value of the hedged item. For derivatives designated as cash flow hedges and meeting the effectiveness guidelines of SFAS 133, changes in fair value, to the extent effective, are recognized as other comprehensive income or loss until the hedged item is recognized in earnings. Hedge effectiveness is measured at least quarterly based on the relative changes in fair value between the derivative contract and the hedged item over time, or in the case of options, based on the change in intrinsic value. Any change in fair value of a derivative resulting from ineffectiveness or an excluded component of the gain or loss, such as time value for option contracts, is recognized immediately in earnings. For any derivative instrument not designated as a hedge at inception, changes in fair value of the instrument are recognized in earnings in the period in which the change occurs.

Texas Petrochemicals Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2009, 2008 and 2007

22. Fair Value Option

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FAS 115 (“SFAS 159”). SFAS 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The effective date for the Company was July 1, 2008. As the Company has currently elected not to measure its eligible financial assets and liabilities at fair value, SFAS No. 159 has no impact on its financial statements at this time.

23. Purchase of Treasury Stock

As of June 30, 2009, we had a total of 177,345 shares of common stock held as treasury stock. During the fiscal years ended June 30, 2009 and 2008, we acquired 167,000 and 10,345 shares valued at cost, for $3.0 million and $0.3 million, respectively. We account for treasury stock under the cost method.

24. Subsequent Events

In accordance with SFAS No. 165, Subsequent Events, we determined there were no subsequent events that should be disclosed or recognized in the financial statements. This evaluation was performed through September 23, 2009, the date of issuance of these financial statements.

25. Recent Accounting Pronouncements

In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”), which amends SFAS 133 and expands disclosure requirements to include information about the fair value of derivatives, related credit risks and a company’s strategies and objectives for using derivatives. SFAS 161 is effective for interim periods beginning after November 15, 2008, and fiscal years that include those interim periods. The Company adopted SFAS 161 for the fiscal year ended June 30, 2009.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”), which replaces SFAS No. 141. The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS 141R is effective for the Company beginning July 1, 2009, which for the Company will be the first quarter of fiscal 2010. The impact of the adoption of SFAS No. 141R will depend upon future business combinations, if any, entered into by the Company.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51 (“SFAS 160”), which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS 160 is effective for the Company beginning July 1, 2009 and will apply prospectively, except for the presentation and disclosure requirements, which will apply retrospectively. We have determined that the adoption of SFAS 160 will have no impact on our financial statements as we have no minority interests as of June 30, 2009.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). This statement establishes a standard definition of fair value, establishes a framework under generally accepted accounting principles to measure fair value and expands disclosure requirements for fair value measurements. On July 1, 2008, the Company adopted the provisions of SFAS No. 157 for assets and liabilities measured or disclosed at fair value on a recurring basis. We currently have not adopted the provisions of SFAS No. 157 that apply to

Texas Petrochemicals Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2009, 2008 and 2007

nonfinancial assets and liabilities measured on a non-recurring basis, in accordance with FSP 157-2, Effective Date of FASB Statement No. 157. SFAS No. 157 will be adopted for nonfinancial assets and liabilities measured on a non-recurring basis on July 1, 2009 and is not expected to have any impact on our consolidated financial statements as we currently have no nonfinancial assets and liabilities measured on a non-recurring basis at fair value.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS 165”), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The adoption of SFAS 165 did not have a material effect on our consolidated financial statements; however, any future effect is dependent on the occurrence of subsequent events that fall under the scope of this standard.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (“SFAS 168”). SFAS 168 replaces SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, and established the “FASB Accounting Standards Codification” (Codification) as the sole source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements. SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. We do not expect the adoption of SFAS 168 to have a material impact on our consolidated financial statements.

NOTE D – DETAIL OF CERTAIN CONSOLIDATED BALANCE SHEET CAPTIONS

Inventories as of June 30 are as follows (in thousands):

	2009	2008
Finished goods	$24,913	$55,250
Raw materials and chemical supplies	11,971	47,212

	$36,884	$102,462

Other current assets as of June 30 are as follows (in thousands):

	2009	2008
Prepaid expense and other	$7,164	$7,736
Repair parts inventory	8,735	11,907
Deferred taxes, net	4,365	8,883

	$20,264	$28,526

Property, plant and equipment as of June 30 are as follows (in thousands):

	2009	2008
Land and land improvements	$41,803	$41,039
Plant and equipment	573,911	499,901
Construction in progress	9,005	86,266
Other	15,755	13,156

	640,474	640,362
Less accumulated depreciation	124,097	94,390

	$516,377	$545,972

Texas Petrochemicals Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2009, 2008 and 2007

Intangible Assets

Changes in the carrying amount of our intangible assets for the years ended June 30, 2009 and 2008 were as follows (in thousands):

	Intangible assets	Accumulated amortization	Carrying value
Balance at June 30, 2007	$5,034	$(547)	$4,487
Nitrogen oxide credits	58	—	58
Amortization	—	(102)	(102)
Write-off fully amortized Nitrogen oxide credits	(491)	491	—

Balance at June 30, 2008	4,601	(158)	4,443

Amortization	—	(44)	(44)
Technology license additions	1,619	—	1,619

Balance at June 30, 2009	$6,220	$(202)	$6,018

The following summarizes the gross carrying amounts and accumulated amortization of intangible assets as of June 30 (in thousands):

	2009			2008
	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Technology license	$5,499	$—	$5,499	$3,880	$—	$3,880
Patents	721	(202)	519	721	(158)	563

	$6,220	$(202)	$6,018	$4,601	$(158)	$4,443

Future estimated amortization expense for the years ended June 30 is as follows (in thousands):

2010	$44
2011	44
2012	44
2013	44
2014	44

Texas Petrochemicals Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2009, 2008 and 2007

Accrued liabilities as of June 30 are as follows (in thousands):

	2009	2008
Accrued payroll and benefits	$7,009	$7,646
Accrued freight	3,070	3,851
Accrued interest	854	1,337
Federal and state income tax	114	1,449
Property and sales tax	4,330	5,360
Deferred revenue	—	8,578
Fair value of derivative financial instruments	3,464	—
Other	400	317

	$19,241	$28,538

NOTE E – DISCUSSION OF CERTAIN CONSOLIDATED STATEMENT OF OPERATIONS CAPTIONS

1. Asset Impairment

In conjunction with the completion of a capital project in October 2007, which allowed us to externally source isobutylene feedstock at competitive prices, we idled our dehydrogenation units that were previously used to produce isobutylene. The carrying value of the dehydrogenation assets was not previously considered to be impaired because there were a number of realistic and probable alternative uses for these assets in which the carrying value would have been recovered. However, in fourth quarter fiscal 2009, we determined that the likelihood of investing additional capital in the foreseeable future necessary to recover the carrying value of these specific assets had been substantially reduced. Based on the unlikely capital investment in the foreseeable future and the fact that the assets had been idled for an extended period of time, we concluded that recovery of the carrying value of these assets was not likely and in the fourth quarter we recorded a charge of $6.0 million to recognize the impairment of these assets.

2. Business Interruption Insurance Recoveries

In the fourth quarter of fiscal 2009, we received a $10.0 million partial recovery under a business interruption insurance claim related to Hurricane Ike. We are continuing to pursue additional recoveries under this claim, but any additional recoveries are not determinable at this time.

3. Unauthorized Freight Payments

In July 2007, the Company discovered that a former employee, with the assistance of a non-employee conspirator, had directed unauthorized payments from our accounts to a fictitious vendor. In August 2008, the former employee and his non-employee conspirator were convicted of certain crimes related to the unauthorized freight payments by the United States District Court for the Southern District of Texas.

As part of their conviction, the former employee and his non-employee conspirator were required to forfeit assets to the Office of the United States Attorney for restitution. The majority of these assets were liquidated by the United States Government, and in April 2009 we received cash proceeds of $4.7 million as restitution for the losses represented by the unauthorized freight payments. The amount of any further recoveries is not determinable at this time as any future recoveries will depend on various factors; however, we do not believe any additional future recovery will be material.

Texas Petrochemicals Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2009, 2008 and 2007

NOTE F – DEBT

Outstanding debt as of June 30 is as follows (in thousands):

	2009	2008

Term loan	$272,570	$275,313
Revolving credit facility	—	21,800

	272,570	297,113
Less current maturities	2,715	2,743

Total long-term debt	$269,855	$294,370

At June 30, 2009, the aggregate amount of payments required to meet long-term debt installments in each of the next four years (to maturity), are as follows (in thousands):

2010	$2,715
2011	2,688
2012	2,662
2013	264,505

$272,570

In conjunction with the acquisition of the Port Neches operation in June 2006, we entered into two loan facilities: a $280.0 million Term Loan and a $115.0 million asset-based Revolving Credit Facility. Of the $280.0 million Term Loan, $210.0 million was drawn down in June 2006 to finance the acquisition and the remaining $70.0 million was used to collateralize a Letter of Credit in favor of the seller. In November 2007, a $70.0 million contingent payment due to the seller was funded by a $70.0 million increase in the Term Loan, and the $70.0 million Letter of Credit in favor of the seller was canceled.

1. Term Loan

The $280.0 million Term Loan has a seven-year term with principal amortization of 0.25% quarterly, which began on September 30, 2006. Furthermore, we are required to make principal repayments based on our excess cash flow calculated annually beginning January 1, 2007. The required payment under the mandatory prepayment with excess cash flow provision varies depending upon our calculated Leverage Ratio. For excess cash flow generated in the fiscal year ended June 30, 2009, we will make a payment of $0.4 million in October 2009. There was no such prepayment required for fiscal 2008.

The Term Loan bears interest at a floating rate, which, at our option, is based on LIBOR or the prime rate plus a spread. At June 30, 2009, our Term Loan spread and total interest rate was 2.50% and 2.875%, respectively. The Term Loan is secured by a first priority lien on all tangible and intangible fixed assets and is cross collateralized with the $140.0 million Revolving Credit Facility. The Term Loan agreement includes certain restrictive covenants, which include but are not limited to, limitations on debt, mergers and acquisitions, restricted payments, investments, asset sales, liens and transactions with affiliates. As of June 30, 2009, we were in compliance with Term Loan covenants.

We were required by October 25, 2006, under our Term Loan agreement, to purchase interest rate protection on at least $120.0 million of the Term Loan for not less than three years. To satisfy this requirement, on October 18, 2006, we entered into an interest rate cap agreement for a one time expense of approximately $0.3 million. The interest rate cap provides protection on $120.0 million of our long term debt over a three year period ending October 31, 2009 if LIBOR exceeds 6.0%.

In June 2008, we entered into a two-year interest rate swap whereby we effectively fixed the LIBOR interest rate at 3.406% plus a spread of 2.5% (total fixed rate of 5.906%) on $135.0 million of our outstanding variable rate term facility debt. The interest rate swap expires on June 30, 2010.

Texas Petrochemicals Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2009, 2008 and 2007

2. Revolving Credit Facility

The $115.0 million asset-based Revolving Credit Facility has a five-year term, maturing on June 27, 2011, and bears interest at a floating rate, which, at our option, is based on LIBOR or the prime rate plus a spread. At June 30, 2009, the spread on the Revolving Credit Facility was 3.5%. In March 2008, we exercised an accordion feature of the Revolving Credit Agreement which increased the availability under the facility by $25.0 million to $140.0 million. With the exercise of the accordion feature there were no changes in the terms, covenants or pricing of the facility.

On February 10, 2009, the Revolving Credit Agreement was amended to provide additional flexibility. In part, the amendment eliminated certain covenant tests related to the springing fixed charge coverage ratio and provided for additional liquidity. Pricing under the facility was amended from a matrix pricing grid to a set spread over Base Rate and LIBOR. The agreement called for an absolute block on availability which escalates from $15.0 million from the amendment date through December 31, 2009 and remains at $20.0 million thereafter for the term of the facility.

The availability under the facility is limited to our current borrowing base (comprised of 85% of eligible accounts receivable and 65% of eligible inventory), further reduced by the availability block. The facility calls for a commitment fee of 0.375% of the undrawn portion of the commitments under the Revolving Credit Facility. The loan is secured by a first lien on cash, accounts receivable, inventory, and certain intangibles and is cross collateralized with the Term Loan. The Revolving Credit Facility has certain restrictive covenants which include, but are not limited to, limitations on debt, mergers and acquisitions, restricted payments, investments, asset sales, liens and transactions with affiliates. At June 30, 2009, there were no borrowings under the facility and the amount available was $70.9 million.

3. Insurance Premium Financing

The Company finances its property and casualty insurance premiums through Flatiron Capital Corporation. The premiums are typically financed in July of each year for that particular fiscal year and the debt is amortized over 10-month periods; consequently, there is no liability on the balance sheet at June 30, 2009 and 2008. The amounts financed in July 2009 and 2008 for fiscal years 2010 and 2009 were $5.5 million and $3.1 million, respectively.

NOTE G – FAIR VALUE AND FINANCIAL INSTRUMENTS

On July 1, 2008, we adopted SFAS 157 regarding assets and liabilities measured at fair value on a recurring basis, which consists of our financial instruments. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements.

Within the framework for measuring fair value, SFAS 157 establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard defines the three levels of inputs used to measure fair value as follows:

•	Level 1: Inputs are unadjusted quoted prices for identical assets or liabilities in active markets, which primarily consist of financial instruments traded on exchange or futures markets.

•

Level 2: Inputs are other than quoted prices in active markets (included in Level 1) which are directly or indirectly observable as of the financial reporting date, including, derivative instruments transacted primarily in over-the-counter markets.

•	Level 3: Unobservable inputs, which include inputs derived through extrapolation or interpolation that cannot be corroborated by observable market data.

Texas Petrochemicals Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2009, 2008 and 2007

The table below presents the balance of liabilities measured at fair value on a recurring basis as of June 30, 2009 (in thousands):

Description	Significant other observable inputs (Level 2)	Total

Derivative liabilities	$3,464	$3,464

Our financial instruments, described below, consist of an interest rate swap and an interest rate cap, for which fair values are measured based on significant other observable inputs (i.e., Level 2 inputs). Since our financial instruments are in a liability position we evaluated risk of non-performance as a component of the recorded fair value.

In June 2008, we entered into a two-year interest rate swap whereby we effectively fixed the interest LIBOR rate at 3.406% plus a spread of 2.5% (total fixed rate of 5.906%) on $135.0 million of our outstanding variable rate debt. The interest rate swap expires on June 30, 2010.

In October 2006, as required under our Term Loan, we entered into an interest rate cap agreement for a one time expense of approximately $0.3 million. The interest rate cap provides protection on $120.0 million of our long term debt over a three year period ending October 31, 2009 if LIBOR exceeds 6.0%.

We may periodically use interest rate swaps to manage interest rate exposures between fixed and floating rates on our long-term debt. Under interest rate swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated using an agreed-upon notional principal amount. The counter-parties to the interest rate swap agreements are financial institutions with investment grade ratings.

The combined fair value of the interest rate swap and interest rate cap are recorded on the balance sheet as a liability in the amount of $3.5 million at June 30, 2009 and as an asset in the amount of $0.2 million at June 30, 2008. Neither instrument has been designated as a hedge; consequently, changes in the fair values are recognized in earnings in the period the changes occur. We recorded a net unrealized loss in 2009 in the amount of $3.7 million and a net unrealized gain in 2008 of $0.1 million.

NOTE H – EARNINGS PER SHARE

Basic income per share is computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted income per share reflects potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the income of the Company subject to anti-dilution limitations.

Texas Petrochemicals Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2009, 2008 and 2007

Basic and diluted earnings per share are computed for the years ended June 30 as follows (in thousands, except per share amounts):

	2009	2008	2007

Basic earnings per share:
Net income available to common shareholders	$(22,778)	$26,624	$21,230

Average common shares outstanding	17,714	17,588	17,303

Basic earnings per share	$(1.29)	$1.51	$1.23

Diluted earnings per share:
Net income available to common shareholders	$(22,778)	$26,624	$21,230

Average common shares outstanding	17,714	17,588	17,303
Add: common stock equivalents:
Stock options and restricted stock	—	485	458

	17,714	18,073	17,761

Diluted earnings per share	$(1.29)	$1.47	$1.20

Anti-dilutive stock options and restricted stock not included in the treasury stock method	1,467	215	165

Average grant price of stock options and restricted stock not included in the treasury stock method	$18.24	$25.90	$27.20

NOTE I – INCOME TAXES

Deferred tax assets and liabilities consist of tax effects of temporary differences and net operating loss and credit carry-forwards as of June 30 as follows (in thousands):

	2009	2008

Deferred tax assets:
Loss and credit carry-forwards	$47,859	$4,924
Accrued and other expenses	4,712	4,827
Inventory	1,885	2,601
Derivative instruments	1,263	—
Debt conversion cost	4,269	5,607
Stock award plan	2,794	2,833
Deferred revenue	—	3,002

Gross deferred tax assets	62,782	23,794

Deferred tax liabilities:
Property, plant and equipment	(104,162)	(72,455)
Deferred turnaround costs	(4,046)	(2,395)
Prepaid expenses	(2,023)	(1,435)
Intangible assets	(202)	(134)
Investment in limited partnership	(74)	(68)

Gross deferred tax liabilities	(110,507)	(76,487)

Net deferred tax liability	$(47,725)	$(52,693)

We file a consolidated federal tax return and state tax returns in Texas and Louisiana.

In August 2008, the Internal Revenue Service (IRS) completed an audit of tax years ended June 30, 2007 and 2006 and we have received a Form 4549 from the IRS confirming that there are no changes to the tax returns filed for those years or the amounts of taxes paid or refunded.

In March 2007, the Texas State Comptroller of Public Accounts completed a franchise tax audit for the period January 1, 2005 through December 31, 2007, and in July 2008 we received notification from the State of Texas that no additional taxes are due for this period.

Texas Petrochemicals Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2009, 2008 and 2007

Our provision for income taxes is comprised of the following for the years ended June 30 (in thousands):

	2009	2008	2007

Current:
Federal	$(6,849)	$396	$1,899
State	164	(48)	2,057
Deferred
Federal	(5,256)	14,035	9,410
State	288	232	324

Total provision for income taxes	$(11,653)	$14,615	$13,690

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. The reasons for this difference for the years ended June 30 are as follows (in thousands):

	2009	2008	2007

Income before income taxes	$(34,431)	$41,239	$34,920

Statutory federal income tax rate	35%	35%	35%
Computed “expected” federal income taxes	$(12,051)	$14,434	$12,222
Increase (decrease) in tax resulting from:
Extraterritorial income tax	—	—	(124)
Domestic production exclusion	—	(29)	—
State tax, net of federal benefit	294	120	1,548
Other, net	104	90	44

Total provision for income taxes	$(11,653)	$14,615	$13,690

We have conducted an evaluation of tax positions taken on previous tax returns and/or to be taken in the future. Based on that evaluation we concluded that it is more likely than not, based on the technical merits of our tax positions, that we are entitled to the economic benefits resulting from positions taken in our tax returns. Consequently, we have not recorded any liabilities related to uncertain tax positions and have not de-recognized any benefits previously recognized. Therefore, we have not recognized any interest or penalties related to uncertain tax positions.

Based on our net operating loss for fiscal 2009, as of June 30, 2009 we have a federal net operating loss (NOL) carry-forward of $129.2 million. Under current tax law, this NOL carry-forward will expire on June 30, 2029.

NOTE J – SUPPLEMENTAL CASH FLOW DISCLOSURES

Cash paid for interest and taxes for the years ended June 30 are as follows (in thousands):

	2009	2008	2007

Interest payments	$16,710	$19,289	$15,317
Income tax payments (refunds), net	(5,162)	4,452	(4,614)

Texas Petrochemicals Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2009, 2008 and 2007

Purchase of Business Assets

On June 27, 2006, we completed an acquisition of Huntsman Petrochemical Corporation’s and Huntsman Fuels, LP’s (collectively, “Huntsman”) butadiene and related products manufacturing facility located in Port Neches, Texas for $278.8 million. Of the total purchase price, $208.8 million was funded at closing and financed through long-term debt. The additional $70.0 million payment was contingent upon certain milestones related to the restart and resumption of crude C4 supply from the Huntsman olefins unit located in Port Arthur, Texas, which had been damaged by fire prior to the acquisition. All of the contingencies related to the Port Arthur olefins unit were met and the $70.0 million payment was made in November 2007. The $70.0 million contingent payment was also financed through long-term debt. There are no further contingent liabilities related to the acquisition. The acquisition is fully reflected in our Consolidated Balance Sheets at June 30, 2009 and 2008 and in our Consolidated Statements of Operations for years ended June 30, 2009, 2008, and 2007.

NOTE K – COMMITMENTS AND CONTINGENCIES

We lease tank cars, barges and tug boats under noncancelable operating leases. The future minimum lease payments under noncancelable operating leases, in excess of one year, at June 30, 2009 consist of the following (in thousands):

2010	$17,622
2011	10,314
2012	5,453
2013	2,085
2014	701
Thereafter	881

$37,056

Total rent expense was $12.8 million, $14.4 million and $12.5 million for the years ended June 30, 2009, 2008 and 2007, respectively.

1. Purchase Commitments

We have purchase commitments incident to the ordinary conduct of business. The prices of such purchase commitments are based on indices, which are determined from the prevailing market rates for the associated products. These commitments generally have provisions permitting cancellation upon satisfaction of notification requirements.

2. Legal Matters

From time to time, we are party to lawsuits arising in the normal course of business. We intend to defend these actions vigorously and believe, based on currently available information, that adverse results or judgments from such actions, if any, will not be material to our financial position or results of operations.

To the extent that we are named in any legal proceedings relating to the assets acquired from Huntsman on June 27, 2006 (the “Port Neches Assets”) where the alleged events giving rise to the proceeding occurred prior to our ownership of the Port Neches Assets, we will be generally indemnified in such proceedings by Huntsman, subject to the terms and limitations of the indemnity contained in the Purchase and Sale Agreement with Huntsman and others, as amended (the “Huntsman Agreement”). There can be no assurance, however, that all of such matters will be subject to indemnity or that the existing indemnities will be sufficient to cover the allocated liabilities for such matters.

3. MTBE Developments

As a result of the enactment of the Energy Bill in August 2005, the oxygenate mandate has been eliminated from the regulatory framework for gasoline. To the best of our management’s knowledge, nearly all refiners have discontinued their use of MTBE in gasoline in the United States, and, as we had sold MTBE in the United States

Texas Petrochemicals Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2009, 2008 and 2007

solely in response to the demand requirements of the domestic refinery customers, we no longer sell MTBE into the United States market, focusing instead on opportunistic sales into export markets. Due to these changing market conditions, we no longer produce MTBE at our Port Neches facility and at our Houston facility we produce MTBE only as a by-product of our C4 processing operations, rather than from dedicated dehydrogenation units.

Legal actions have been filed in several states for recovery for alleged property damage and/or costs of remediation and replacement of water supplies due to the presence of MTBE, generally as a result of unleaded gasoline leakage from underground storage tanks. Texas Petrochemicals LLC, as successor-in-interest to the Partnership, along with many other companies with refining operations, has been named as a defendant in twenty lawsuits filed by certain municipal water districts alleging MTBE contamination in groundwater in both state court in New York and in the U.S. District Court for the Southern District of New York as part of the multi-district litigation. We believe that we have strong defenses to these claims and we intend to vigorously defend these cases. First, pursuant to the laws applicable under a Chapter 11 Reorganization, the Partnership properly filed notices eliciting any party to come forward with any pre-petition claims against the Partnership which arose prior to July 20, 2003. Such notices were to be received prior to the bar date in January 2004. No notices were received by the Partnership as it relates to any actions involving MTBE contingencies or claims. Second, to the extent that such lawsuits arise from MTBE manufactured or sold by the Huntsman Assets prior to the closing of the transaction, we will be indemnified in such action by Huntsman for a period of eight years after the closing of the transaction – without a dollar limitation. There can be no assurance, however, that all of such matters will be subject to indemnity or that the existing indemnities will be sufficient to cover the allocated liabilities for such matters. We believe that, for all the reasons described above, the possibility of a material loss associated with our MTBE litigation is remote.

4. Environmental Matters

We are subject to extensive federal, state and local environmental laws, regulations, rules and ordinances. These include, for example:

•

the federal Resource Conservation and Recovery Act (“RCRA”) and comparable state laws that impose requirements for the generation, handling, transportation, treatment, storage, disposal and cleanup of waste from our facilities;

•

the federal Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) also known as “Superfund,” and comparable state laws that regulate the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by us or locations to which we have sent waste for disposal;

•	the federal Clean Water Act (“CWA”) and analogous state laws and regulations that impose detailed permit requirements and strict controls on discharges of waste water from our facilities;

•	the federal Clean Air Act (“CAA”) and comparable state laws and regulations that impose obligations related to air emissions; and

•	federal and state laws and regulations currently under development to address greenhouse gas (“GHG”) emissions.

In the ordinary course of business, we undertake frequent environmental inspections and monitoring and are subject to occasional investigations by governmental enforcement authorities. In addition, our production facilities require a number of environmental permits and authorizations that are subject to renewal, modification and, in certain circumstances, revocation. Actual or alleged violations of environmental laws or permit requirements or the discovery of releases of hazardous substances at or from our facilities could result in restrictions or prohibitions on plant operations, significant remedial expenditures, substantial civil or criminal sanctions, as well as, under some environmental laws, the assessment of strict and/or joint and several liabilities. Moreover, changes in environmental regulations could inhibit or interrupt our operations, or require us to modify

Texas Petrochemicals Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2009, 2008 and 2007

our facilities or operations. Accordingly, environmental or regulatory matters may cause us to incur significant unanticipated losses, costs or liabilities.

We are committed to establishing and maintaining compliance with applicable environmental, health, safety (including process safety) and security (“EHS&S”) legal requirements, and we have developed policies and management systems intended to identify the various EHS&S legal requirements applicable to our operations and facilities, enhance and assure compliance with applicable requirements, ensure the safety of our employees, contractors, community neighbors and customers, and minimize the generation of wastes, the emission of air contaminants and the discharge of pollutants. These EHS&S management systems also serve to foster efficiency and improvement and to reduce operating risks.

On occasion, we receive notices of violation, enforcement and other complaints from regulatory agencies alleging non-compliance with applicable EHS&S laws or regulations. Although we may have costs or penalties in connection with such governmental proceedings, based on currently available information and our experience, we believe that the ultimate resolution of such matters will not have a material impact on our results of operations, financial position or liquidity.

We may in the future be allocated costs based on specific identification to investigate and clean up waste or contamination at our current or former facilities or facilities operated by third parties who may have disposed of waste or other materials. Under some circumstances, the scope of our allocated liability may extend to damages to natural resources. Specifically, under the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), and similar state laws, a current or former owner or operator of real property may be liable for remediation costs regardless of whether the release or disposal of hazardous substances was in compliance with law at the time it occurred, and a current owner or operator may be liable regardless of whether it owned or operated the facility at the time of the release. In addition, under laws and regulations protecting soils and groundwater and considering long operating histories of several decades at some of our sites, we may be required to evaluate the potential presence of and/or remediate potential contamination originating from historical operations.

To the extent that liabilities arise from operations or events relating to our Port Neches facility that occurred prior to our ownership of the facility, we will generally be entitled to be indemnified by Huntsman for eight years after the June 2006 closing subject to the terms and limitations of the indemnity provisions contained in the Purchase and Sale Agreement with Huntsman. We can provide no assurance, however, that all of such matters will be covered by the indemnity, that the indemnifying party will honor its obligations, or that the existing indemnities will be sufficient to cover the liabilities for such matters.

In January 2009, we signed an Agreed Corrective Action Order (“ACAO”) with the Texas Commission on Environmental Quality (“TCEQ”) related to our Houston facility. The ACAO was approved by the TCEQ Commissioners in April 2009 following a public agenda hearing. The ACAO obligates us to undertake a five-year, $20 million incremental spending program on projects designed to enhance environmental performance that would not normally have been done as part of routine maintenance at our Houston facility. We expect to implement the required measures and incur the incremental spending through a combination of (a) increases in our annual maintenance and capital expenditures throughout the five-year period and (b) additional expenditures in connection with our regularly scheduled turnarounds (typically occurring every three to four years) at the Houston facility. We expect to fund the incremental expenditures from our operations and/or from borrowings under our Revolving Credit Facility and do not expect the expenditures to have a material impact on our operations or liquidity. In the ACAO, we also commit to reduce emissions of volatile organic compounds from discrete emissions events at our Houston facility on a rolling twelve-month basis by more than thirty-five percent of annual pre-ACAO levels.

NOTE L – EMPLOYEE BENEFITS

1. Retirement Plan

We sponsor a defined contribution plan that is available to all full-time employees after the first day of the month following their employment date. Employees can contribute up to 25% of their base compensation to a tax-deferred fund not to exceed $16,500 for 2009 and $15,500 for 2008 and 2007. We match at the rate of one dollar for each dollar contributed by the employee up to 5% of such employee’s base compensation and contributions vest immediately. Our expense to match employee contributions was approximately $2.0 million, $2.1 million and $1.5 million for the years ended June 30, 2009, 2008 and 2007, respectively. Additionally, we made discretionary

Texas Petrochemicals Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2009, 2008 and 2007

quarterly contributions to the plan of approximately $0.5 million, $0.9 million and $0.7 million for the years ended June 30, 2009, 2008 and 2007, respectively.

2. Stock Compensation Plans

In December 2004, our shareholders approved the 2004 Stock Award Plan (the “Plan”). In March 2006, we amended the Plan to reserve up to an additional 788,433 shares of common stock under the Plan. The Plan reserves 2,613,317 shares of our common stock in the form of 1,331,722 stock options and 1,281,595 restricted stock awards for issuance to certain of our directors, officers and employees. The restricted stock awards under the Plan vest in a period of five years or less. While the Plan expires on its own terms effective December 15, 2010 for purposes of new grants, certain awards remain in effect after the Plan’s expiration date, per the terms of the award agreements.

The following table summarizes the activity under the Plan for fiscal 2009 and 2008 and the number of stock awards reserved and outstanding at June 30, 2009 and 2008:

	Common stock reserve	Stock options	Restricted stock

Balance at July 1, 2007	20,000	1,190,438	809,963
Granted	(29,196)	21,198	7,998
Canceled	9,200	(6,000)	(3,200)
Exercised/Vested	—	(22,037)	(256,333)

Balance at June 30, 2008	4	1,183,599	558,428

Granted	—	—	—
Canceled	9,800	(8,500)	(1,300)
Exercised/Vested	—	(3,000)	(261,730)

Balance at June 30, 2009	9,804	1,172,099	295,398

In November 2008, our shareholders approved the 2009 Long Term Incentive Plan (the “2009 Plan”), which reserves up to 1,125,000 shares of common stock for awards granted wholly or in part, in common stock, including rights or options which may be exercised for or settled in common stock. No awards under the 2009 Plan have been granted as of the date of this report.

Tax implications of our stock-based compensation awards are also accounted for in accordance with SFAS 123R. We recognize deferred tax benefits as we recognize stock-based compensation expense over the vesting period; however, actual tax deductions are typically not realized until the time stock options are exercised or restricted stock grants vest. If the actual tax deduction exceeds the cumulative compensation expense recognized in the financial statements, the tax benefit associated with such excess deduction is considered to be a “windfall” benefit and is recognized as additional paid-in capital (APIC). If the actual tax deduction is less than the cumulative compensation expense recognized, the difference is considered to be a “shortfall” and the associated deferred tax benefit is charged to APIC to the extent of the accumulated amount of previously recognized windfalls, with any remainder charged to income tax expense.

Stock-based compensation expense for the years ended June 30, 2009, 2008 and 2007 was $7.1 million $7.3 million and $7.4 million, respectively, and was recorded as a component of general and administrative expenses in the accompanying Consolidated Statements of Operations. The tax benefits related to stock-based compensation included in income tax expense for the years ended June 30, 2009, 2008 and 2007 was $2.5 million, $2.6 million and $2.6 million, respectively.

The tax deduction related to stock-based compensation for fiscal year 2009 was $4.7 million for which the tax benefit was deferred as part of the net operating loss carry forward deferred tax asset.

Texas Petrochemicals Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2009, 2008 and 2007

Tax benefit windfalls are reported in the Consolidated Statements of Cash Flows as cash flows from financing activities and tax benefit shortfalls as cash flows from operating activities. Tax benefit windfalls for years ended June 30, 2009, 2008 and 2007 were $0.2 million, $0.8 million and $0.7 million, respectively. Tax benefit shortfalls for years ended June 30, 2009, 2008 and 2007 were $0.6 million, $0.0 million and $0.0 million respectively.

The fair value of options granted is estimated on the date of grant using a Black-Scholes option pricing model based on the assumptions in the table below. No options were granted during 2009:

	2009	2008	2007

Expected term (years)	N/A	4.5	4.6
Risk-free interest rate	N/A	3.6%	4.6%
Volatility	N/A	22.3%	16.7%
Dividend yield	N/A	0.0%	0.0%

The expected term of the options is based on evaluations of historical and expected future employee exercise behavior. The risk-free interest rate is based on the U.S. Treasury rate at the date of grant with maturity dates approximately equal to the expected life at the grant date. Volatility is based on historical volatility of our stock. We have not historically paid any dividends and have no current plans to pay future dividends.

The following table summarizes the components of our stock-based compensation programs recorded as expense for the years ended June 30 (in thousands):

	2009	2008	2007

Restricted stock:
Pretax compensation expense	$5,460	$5,569	$5,912
Tax benefit	(1,911)	(1,949)	(2,069)

Restricted stock expense, net of tax	3,549	3,620	3,843

Stock options:
Pretax compensation expense	1,680	1,754	1,483
Tax benefit	(588)	(614)	(519)

Stock option expense, net of tax	1,092	1,140	964

Total stock based compensation:
Pretax compensation expense	7,140	7,323	7,395
Tax benefit	(2,499)	(2,563)	(2,588)

Total stock based compensation expense, net of tax	$4,641	$4,760	$4,807

As of June 30, 2009, $1.0 million and $0.4 million of total unrecognized compensation cost related to restricted stock and stock options, respectively, is expected to be recognized over a weighted average period of approximately 1.2 years for restricted stock and 1.5 years for stock options.

Texas Petrochemicals Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2009, 2008 and 2007

The following table summarizes the option activity under the Plan for the year ended June 30, 2009, and status as of June 30, 2009:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life in years	Aggregate intrinsic value

Outstanding at June 30, 2008	1,183,599	$17.38
Granted	—	—
Canceled	(8,500)	14.25
Exercised	(3,000)	14.25

Outstanding at June 30, 2009	1,172,099	$17.41	1.5	$—

Fully vested and expected to vest at June 30, 2009	1,172,099	$17.41	1.5	$—

Exercisable at June 30, 2009	843,354	$16.90	1.5	$—

No options were granted during fiscal 2009. The weighted average grant-date fair value of options granted during fiscal years 2008 and 2007 was $4.83 and $6.29, respectively. The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value that would have been received by the option holders had all option holders exercised their options on June 30, 2009. The amount of “intrinsic value”, which is the difference between our closing stock price on the last trading day of fiscal year 2009 and the exercise price, multiplied by the number of in-the-money options, is zero at June 30, 2009 since market price was less than all exercise prices. Aggregate intrinsic value will change based on the fair market value of our stock. The total intrinsic value of share options exercised during fiscal years 2009, 2008 and 2007 was $0.0 million, $0.2 million and $0.9 million, respectively.

We received cash from options exercised during the fiscal years 2009, 2008 and 2007 of $0.0 million, $0.2 million and $1.3 million, respectively. The impact of these cash receipts is included in financing activities in the accompanying Consolidated Statements of Cash Flows.

3. Defined Benefit Pension Plan

On January 1, 2007, we established a cash balance plan for the benefit of represented employees at the Port Neches facility acquired from Huntsman in June 2006. Participation in the cash balance plan is subject to terms of negotiated contracts. For participating employees, the cash balance plan benefit formula provides annual pay credits from 4% to 12% of eligible pay, depending on age and service, plus accrued interest. Participants with service under the Huntsman defined benefit plan may be eligible for additional annual pay credits from 1% to 8%, depending on their age and service as of that date, for up to five years. The plan’s assets are maintained by trustees in separately managed portfolios consisting of equity and fixed income securities.

Texas Petrochemicals Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2009, 2008 and 2007

The components of the change in benefit obligation, the change in plan assets and the development of the liabilities recognized in the Consolidated Balance Sheets as of June 30 are as follows (in thousands):

	2009	2008

Change in benefit obligation:
Benefit obligation at beginning of year	$1,877	$553
Service cost	1,334	1,141
Interest cost	128	35
Actuarial loss	240	149
Benefit payments	(16)	(1)

Benefit obligation at end of year	3,563	1,877

Change in plan assets:
Fair value of plan assets at beginning of year	1,250	—
Actual return on plan assets	(310)	(88)
Employer contributions	1,209	1,340
Benefit payments	(16)	(1)
Expenses	(4)	(1)

Fair value of plan assets at end of year	2,129	1,250

Funded status, end of year	$(1,434)	$(627)

Reconciliation of accrued liability:
Accrued liability at beginning of year	$(310)	$(470)
Net periodic pension cost for the year	(1,393)	(1,180)
Employer contributions	1,209	1,340

	(494)	(310)

Accumulated amounts recognized in OCI (before tax effect)	(940)	(317)

Total liability recognized in balance sheet - accrued liabilities	$(1,434)	$(627)

Net periodic pension cost for the years ended June 30 consists of the following components (in thousands):

	2009	2008	2007
Components of net periodic pension cost:
Service cost	$1,334	$1,141	$470
Interest cost	128	35	—
Expected return on assets	(81)	2	—
Amortization of actuarial loss	12	2	—

	$1,393	$1,180	$470

The projected net periodic pension cost for the year ending June 30, 2010 consists of the following components (in thousands):

Service cost	$1,325
Interest cost	221
Expected return on assets	(138)
Amortization of actuarial loss	56

$1,464

Texas Petrochemicals Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2009, 2008 and 2007

Weighted average assumptions used to determine benefit obligations and net periodic benefit cost as of June 30 are as follows:

	2009	2008	2007

Discount rate	6.82%	6.50%	6.50%
Expected return on plan assets	6.50%	6.50%	6.50%
Rate of compensation increase	4.50%	4.50%	4.50%

We use a June 30 measurement date for our defined benefit pension plan. Our pension plan assets are managed by outside investment managers. Our investment strategy with respect to pension plan assets is to maximize returns while preserving principal. At June 30, 2009, pension plan assets were invested 79.6% in equity securities, 17.4% in debt securities and 3.0% in cash equivalents. The expected return on assets assumption was determined based on the anticipated performance of the various asset classes in the plan’s portfolio.

The following benefit payments are expected to be paid to eligible plan participants under our defined benefit pension plan (in thousands):

Fiscal Year
2010	$650
2011	181
2012	220
2013	292
2014	209
2015 - 2018	1,432

NOTE M – CONCENTRATION OF CREDIT RISK

We sold $90.5 million, $78.5 million and $75.5 million to customers outside the United States during the years ended June 30, 2009, 2008 and 2007, respectively.

Sales to customers who accounted for at least 10% of our annual sales for the years ended June 30 are as follows:

	2009	2008	2007

Goodyear Tire & Rubber Company	14%	12%	14%
Northville Product Services, LP	2%	4%	10%

We perform ongoing credit evaluations of our customers and generally do not require collateral for accounts receivable. Historically, our credit losses have been minimal.

Customers who accounted for at least 10% of our accounts receivable balance as of the years ended June 30 are as follows:

	2009	2008

Motiva Enterprises LLC	11%	6%
SI Group Inc.	15%	7%
Valero Marketing and Supply Company	12%	8%

We maintain our cash deposits and short-term investments with a major bank and a financial services company, which at various times exceed the federally insured limits. Management assesses the financial condition of these institutions and believes that any possible credit loss is remote.

A small number of suppliers for our feedstocks account for a significant percentage of our feedstock purchases. Our top five suppliers accounted for an aggregate of 34.6%, 31.5% and 29.9% of our vendor purchases in fiscal

Texas Petrochemicals Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2009, 2008 and 2007

years ended June 30, 2009, 2008 and 2007, respectively. We could lose a large supplier for a variety of reasons, including as a result of a merger or consolidation. In addition, suppliers in our industry are increasingly pursuing arrangements with customers that can meet a larger portion of their production capacities on a more global basis.

NOTE N – RELATED PARTY TRANSACTIONS

We have a 50% limited partnership interest in Hollywood/Texas Petrochemicals LP. We and Kirby Inland Marine, Inc. formed the limited partnership to operate four barges capable of transporting chemicals. During the years ended June 30, 2009, 2008 and 2007, we paid Kirby Inland Marine, Inc. $16.0 million, $16.1 million and $9.1 million, respectively, for barge and tug boat services. As of June 30, 2009 and 2008, we owed Kirby Inland Marine, Inc, $0.5 million and $1.2 million, respectively.

NOTE O – SEGMENT INFORMATION

We manage our core business as two operating segments based on the products we offer and the markets we serve. Our organizational structure is designed to most effectively manage our business segments and service the needs of our customers. Our operating segments are the C4 Processing business and the Performance Products business.

In the C4 Processing business, we process the crude C4 stream into several higher value components, namely butadiene, butene-1, raffinates and MTBE. In our Performance Products business, we produce high purity isobutylene, process isobutylene to produce higher value derivative products such as polyisobutylene and diisobutylene, and produce nonene and tetramer at our Baytown facility. With the completion of our isobutylene processing unit in the first quarter of fiscal 2008, we idled our Houston dehydrogenation units and stopped production of MTBE from those units. Subsequent to the dehydrogenation units being idled, MTBE has been produced only from our C4 processing activities at significantly reduced volumes, and is used either as a feedstock to the Performance Products segment or sold opportunistically into overseas markets. From third quarter of fiscal 2008 forward, MTBE revenues and operating results are included in our C4 Processing segment category for reporting purposes.

We produce steam and electricity for our own use at our Houston facility and we sell a portion of our steam production as well as excess electricity, which is also reported as part of our C4 Processing segment. The revenues and expenses related to sale of steam and electricity are not significant and are included in the C4 Processing segment.

The primary products produced in our C4 Processing segment and their primary uses are as follows:

•	Butadiene - primarily used to produce synthetic rubber that is mainly used in tires and other automotive products;

•	Butene-1 - primarily used in the manufacture of plastic resins and synthetic alcohols;

•	Raffinates - primarily used in the manufacturing of alkylate, a component of premium unleaded gasoline;

•	Methyl Tertiary Butyl Ester (“MTBE”) - primarily used as a gasoline blending stock.

The primary products produced in our Performance Products segment and their primary uses are as follows:

•	High purity isobutylene (“HPIB”) - primarily used in the production of synthetic rubber, lubricant additives, surfactants and coatings;

•	Conventional polyisobutylenes (“PIB”) and highly reactive polyisobutylenes (“HR-PIB”) - primarily used in the production of fuel and lubricant additives, caulks, adhesives, sealants and packaging;

•	Diisobutylene - primarily used in the manufacture of surfactants, plasticizers and resins;

Texas Petrochemicals Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2009, 2008 and 2007

•	Nonene and tetramer - primarily used in the production of plasticizers, surfactants, and lubricant additives.

1. Reportable Segments

The following table provides sales volumes (unaudited), revenues, cost of sales and Adjusted EBITDA by reportable segment for the periods presented. The table also provides a reconciliation of Adjusted EBITDA to Net Income, the most direct comparative GAAP measure reported in the Consolidated Statements of Operations. Adjusted EBITDA is not a measure computed in accordance with GAAP. Accordingly it does not represent cash flow from operations, nor is it intended to be presented herein as a substitute to operating income or net income as indicators of our operating performance. We calculate Adjusted EBITDA in accordance with our credit facilities, meaning earnings before interest, taxes, depreciation and amortization, then adjusted to add back certain additional items. Such additional items include certain non-cash items defined by the credit facilities and reflected in the Reconciliation of Adjusted EBITDA to Net Income below. Our calculation of Adjusted EBITDA may be different from the calculation used by other companies; therefore, it may not be comparable to other companies.

Adjusted EBITDA is the primary performance measurement used by senior management and our Board of Directors to evaluate operating results and to allocate capital resources between our business segments. We also are presenting Adjusted EBITDA because our lenders require us to report this measure (referred to as Consolidated EBITDA in the credit facilities) to them, and the measure is used in ratio calculations that affect our ability to pay dividends and other distributions, and to make certain investments and acquisitions, in compliance with covenants under our credit facilities.

Financial results by operating segment for the years ended June 30 are as follows (in thousands):

	2009	2008	2007

Sales volumes (lbs) (unaudited):
C4 Processing	2,294,694	2,831,864	2,905,099
Performance Products	602,056	788,022	527,932
MTBE (1)	—	172,596	701,083

	2,896,750	3,792,482	4,134,114

Revenues:
C4 Processing	$1,061,939	$1,483,736	$1,294,399
Performance Products	314,935	466,352	269,442
MTBE (1)	—	66,110	217,679

	$1,376,874	$2,016,198	$1,781,520

Cost of sales (2):
C4 Processing	$940,798	$1,306,666	$1,124,647
Performance Products	253,375	386,340	204,069
MTBE (1)	—	59,185	211,381

	$1,194,173	$1,752,191	$1,540,097

Adjusted EBITDA (3):
C4 Processing	$37,391	$82,624	$80,850
Performance Products	27,736	43,485	32,115
MTBE (1)	—	6,207	(2,722)
Corporate	(24,835)	(28,778)	(24,106)

	$40,292	$103,538	$86,137

(1)

As reported in the above table, the “MTBE” segment represents MTBE produced by our Houston dehydrogenation units. In conjunction with the start-up of our isobutylene processing unit in late first quarter of fiscal 2008, the dehydrogenation units were idled and all MTBE produced from those units

Texas Petrochemicals Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2009, 2008 and 2007

was sold by the end of the second quarter of fiscal 2008. Beginning with third quarter of fiscal 2008, MTBE production from crude C4 isobutylene was insignificant and related revenues and operating results were included in the C4 Processing segment.

(2)	Excludes depreciation and amortization and operating expenses.
(3)	See above for further discussion of our calculation of Adjusted EBITDA and its use, and see below for a reconciliation of Adjusted EBITDA to Net Income.

2. Segment Assets

We do not identify and report assets by segment internally; consequently, such information is not presented herein.

3. Intersegment Sales

Inter-segment product transfers from the C4 Processing segment to the Performance Products segment are not significant and, as such, are not reported as inter-segment revenues.

Reconciliation of Adjusted EBITDA to Net Income for the years ended June 30 are as follows (in thousands):

	2009	2008	2007

Adjusted EBITDA:
C4 processing	37,391	$82,624	$80,850
Performance products	27,736	43,485	32,115
MTBE (1)	—	6,207	(2,722)
Corporate	(24,835)	(28,778)	(24,106)

	40,292	103,538	86,137

Reconciliation
Income taxes	11,653	(14,615)	(13,690)
Interest expense, net	(16,816)	(18,868)	(16,995)
Depreciation and amortization	(41,899)	(35,944)	(29,111)
Loss on sale of assets	—	(1,092)	—
Impairment of assets	(5,987)	—	—
Non-cash stock-based compensation	(6,311)	(6,494)	(5,257)
Unrealized gain (loss) on derivatives	(3,710)	99	146

	$(22,778)	$26,624	$21,230

The schedule below contains quarterly financial data for fiscal years ended June 30, 2009 and 2008.

Texas Petrochemicals, Inc.

Quarterly Financial Data (Unaudited)

(In thousands, except per share amounts)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Year ended June 30, 2009
Total revenues	$543,345	$409,999	$162,619	$260,911	$1,376,874
Gross profits	62,082	22,746	35,663	62,210	182,701
Income (loss) from operations	6,219	(29,732)	(7,093)	15,078	(15,528)
Net income (loss)	1,388	(26,697)	(5,291)	7,822	(22,778)

Earnings per share:
Basic	0.08	(1.51)	(0.30)	0.44	(1.29)
Diluted	0.08	(1.51)	(0.30)	0.44	(1.29)
Weighted average shares outstanding (a):
Basic	17,797	17,686	17,686	17,686	17,714
Diluted	18,203	17,686	17,686	17,695	17,714

Year ended June 30, 2008
Total revenues	$486,116	$509,933	$461,983	$558,166	$2,016,198
Gross profits	66,773	59,917	60,305	77,012	264,007
Income from operations	16,580	9,324	8,274	24,436	58,614
Net income	7,042	2,248	3,484	13,850	26,624

Earnings per share:
Basic	0.40	0.13	0.20	0.79	1.51
Diluted	0.39	0.12	0.19	0.77	1.47
Weighted average shares outstanding (a):
Basic	17,585	17,583	17,583	17,587	17,588
Diluted	18,063	18,116	18,028	18,058	18,073

(a)

The sum of the individual quarterly net income per share may not agree to the total for the year as each period’s computation is based on the weighted average number of shares outstanding during each period.

INDEX TO EXHIBITS

Exhibit	Description

2.1[1]	Texas Petrochemicals LP’s Fourth Amended Plan of Reorganization

2.2[1]	Investment Agreement dated as of February 28, 2004 by and among Texas Petrochemicals LP, Castlerigg Master Investments, Ltd. and RCG Carpathia Master Fund, Ltd.

2.3[1]	Asset Purchase Agreement dated as of April 5, 2006 by and among Texas Petrochemicals LP, Huntsman Petrochemical Corporation and Huntsman Fuels, LP

2.4[1]	First Amendment to Asset Purchase Agreement dated as of April 27, 2006 by and among Texas Petrochemicals LP, Huntsman Petrochemical Corporation and Huntsman Fuels, LP

2.5[1]	Second Amendment to Asset Purchase Agreement dated as of June 14, 2006 by and among Texas Petrochemicals LP, Huntsman Petrochemical Corporation and Huntsman Fuels, LP

3.1[1]	Amended and Restated Certificate of Incorporation of Texas Petrochemicals Inc. dated as of May 3, 2004

3.2[1]	Amended and Restated Bylaws of Texas Petrochemicals Inc. dated as of May 3, 2004

4.1	Term Loan Agreement dated as of June 27, 2006, among Texas Petrochemicals LP, various lending institutions and Deutsche Bank Trust Company Americas, as Administrative Agent

4.2	Revolving Credit Agreement dated as of June 27, 2006, among Texas Petrochemicals LP and the other borrowers named therein, as Borrowers, Texas Petrochemicals LP, as Funds Administrator, various lending institutions, as Lenders, Deutsche Bank Trust Company Americas, as Administrative Agent, and LaSalle Bank National Association, as Collateral Agent

4.3[1]	Joinder To Credit Agreement dated as of March 28, 2008, among Texas Petrochemicals LP, Texas Butylene Chemical Corporation, various financial institutions, and Deutsche Bank Trust Company Americas as administrative agent for the Lenders, with Deutsche Bank Securities Inc., as Lead Arranger

4.4[1]	First Amendment to Revolving Credit Agreement dated as of February 10, 2009, by and among Texas Petrochemicals LLC and Texas Butylene Chemical Corporation, as Borrowers, and various lenders named therein

10.1*[1]	Employment Agreement dated effective July 1, 2006, between Texas Petrochemicals Inc., Texas Petrochemicals LP and Charles W. Shaver

10.2*[1]	Amendment No. 1 to Employment Agreement dated effective July 1, 2008, between Texas Petrochemicals Inc., Texas Petrochemicals LP and Charles W. Shaver

10.3*[1]	Employment Agreement dated effective July 1, 2006, between Texas Petrochemicals Inc., Texas Petrochemicals LP and Ruth I. Dreessen

10.4*[1]	Amendment No. 1 to Employment Agreement dated effective July 1, 2008, between Texas Petrochemicals Inc., Texas Petrochemicals LP and Ruth I. Dreessen

10.5*[1]	Employment Agreement dated effective July 1, 2006, between Texas Petrochemicals Inc., Texas Petrochemicals LP and Christopher A. Artzer

10.6*[1]	Amendment No. 1 to Employment Agreement dated effective July 1, 2008, between Texas Petrochemicals Inc., Texas Petrochemicals LP and Christopher A. Artzer

10.7*[1]	Employment Agreement dated effective March 19, 2007, between Texas Petrochemicals Inc., Texas Petrochemicals LP and Luis E. Batiz

10.8*[1]	Amendment No. 1 to Employment Agreement dated effective March 20, 2009, between Texas Petrochemicals Inc., Texas Petrochemicals LP and Luis E. Batiz

10.9*[1]	Employment Agreement dated effective September 2, 2008, between Texas Petrochemicals Inc., Texas Petrochemicals LP and Russell T. Crockett Jr.

10.10*[1]	Texas Petrochemicals Inc. 2004 Stock Awards Plan

10.11*[1]	Form of Option Award Agreement under 2004 Stock Awards Plan

10.12*[1]	Form of Restricted Stock Award Agreement under 2004 Stock Awards Plan

10.13*[1]	Texas Petrochemicals Inc. 2009 Long-Term Incentive Plan

10.14*	Form of Restricted Stock Award Agreement under 2009 Long-Term Incentive Plan

10.15[1]	Form of Indemnification Agreement

21[1]	Subsidiaries of Texas Petrochemicals Inc.

*	Compensatory plan or agreement.
[1]	Previously filed.